ESPRIT
ENERGY GROUP

Esprit Energy Group

Suite 900, 606 - 4th Street S.W., Calgary, Alberta T2P 1T1
TEL 403-213-3700 FAX 403-213-3710 WEB www.eee.ca

RECEIVED

2006 JUL 21 P 2:27

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

United States Securities & Exchange Commission
Washington, D.C.
20549

SUPPL

July 19, 2006

Re: File Number 82-34890

Dear Sirs:

We enclose information required of us by Rule 12g3-2(b) which includes:

06015368

Date	Document Type
Jul 5 2006	News release – English
Jun 26 2006	Material change report – English
Jun 26 2006	Material change report – French
Jun 26 2006	Material Document(s)
Jun 22 2006	News release – English
Jun 19 2006	Revised annual information form - English
Jun 15 2006	News release – English

Please sign where indicated on the enclosed copy of this letter to indicate your receipt of these documents and return it to us using the enclosed self-addressed envelope.

Yours truly,

Greg Jerome
V.P. Finance & Corporate Secretary

PROCESSED
JUL 25 2006
THOMSON
FINANCIAL

cc Brent Kraus

GJ/vlp

Enclosures

dlw 7/21

ESPRIT
ENERGY TRUST

Exemption Number
82-34890

Esprit Energy Trust Announces Closing of Trifecta Resources Acquisition and Expanded Credit Facility.

CALGARY, July 5/CNW/ - Esprit Energy Trust ("Esprit" or the "Trust") today reported that it has closed the acquisition of Trifecta Resources Inc., a private oil & gas producer, previously announced on June 15, 2006. The consideration paid in respect of this acquisition, including closing adjustments, was approximately $102 million.

The acquisition is expected to add approximately 1,500 barrels of oil equivalent ("boe") per day to production through the second half of 2006 and 4.9 million boe of proved plus probable reserves. The assets included in the acquisition complement Esprit's existing asset base with the majority of the assets located within the Trust's key operating area of greater Olds. The assets also include low-risk growth opportunities that add to the Trust's development inventory.

Concurrent with the closing of this transaction, Esprit has expanded its existing credit facility by $50 million to $330 million. The participants in Esprit's banking syndicate are CIBC, Bank of Nova Scotia, Royal Bank and National Bank.

Esprit is a Calgary based natural gas weighted income trust. Esprit's operations are primarily concentrated in Alberta and are characterized by long life, gas focused assets. Trust units and convertible debentures of Esprit are traded on the Toronto Stock Exchange (TSX) under the symbols "EEE.UN" and "EEE.DB", respectively.

Certain information regarding Esprit Energy Trust including management's assessment of future plans and operations, constitutes forward-looking information or statements under applicable securities law and necessarily involve assumptions regarding factors and risks that could cause actual results to vary materially, including, without limitation, assumptions and risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions and ability to access sufficient capital from internal and external sources. Forward looking statements include, but are not limited to: Esprit's guidance, production performance, finding and operating costs, drilling program completion and results and other statements containing the words "expects", "believes", "will", "should" or similar such language. The reader is cautioned that these factors and risks are difficult to predict and that the assumptions used in the preparation of such information, although considered reasonably accurate by Esprit at the time of preparation, may prove to be incorrect. Accordingly, readers are cautioned that the actual results achieved will vary from the information provided herein and the variations may be material. Readers are also cautioned that the foregoing list of factors is not exhaustive. Additional information on these and other factors that could affect Esprit's operations or financial results are included in Esprit's reports on file with Canadian securities regulatory authorities. In particular see Esprit's MD&A and the Risk Factors and Industry Conditions sections of Esprit's Annual Information Form. Esprit's reports may be accessed through the SEDAR website (www.sedar.com), at Esprit's website (www.eee.ca) or by contacting Lisa Ciulka at Esprit Energy Trust. Consequently, there is no representation by Esprit that actual results achieved will be the same in whole or in part as those set out in the forward looking information. Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and Esprit does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information,

future events or otherwise. The forward-looking statements contained herein are expressly qualified by this cautionary statement.

Boe's may be misleading, particularly if used in isolation. A boe conversion ratio of 1 bbl:6,000 cubic feet is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. References to "production volumes" or "production" refer to average sales volumes.

For further information please visit our web site at www.eee.ca or contact:

Lisa Ciulka
Manager, Investor Relations
(403) 213-3770 or toll free 1-888-213-3713
lciulka@eee.ca

FORM 51-102F3
MATERIAL CHANGE REPORT

1. Name and Address of Company:

Esprit Energy Trust
900, 606 – 4th Street S.W.
Calgary, Alberta T2P 1T1

2. Date of Material Change:

June 15, 2006

3. News Release:

A news release was issued by Esprit Energy Trust (the "**Trust**") on June 15, 2006 and disseminated through the facilities of Canada Newswire. A copy of such news release is attached to this material change report as Schedule "A".

4. Summary of Material Change:

On June 15, 2006, Esprit Exploration Ltd. ("**Esprit**"), the administrator of the Trust entered into a share sale agreement (the "**Share Sale Agreement**") pursuant to which Esprit agreed to acquire all of the issued and outstanding shares in the capital of Trifecta Resources Inc. ("**Trifecta**") for total cash consideration of $102 million, subject to customary closing adjustments and conditions.

5. Full Description of the Material Change:

Overview

On June 15, 2006, the Trust announced that Esprit entered into the Share Sale Agreement pursuant to which the holders of the common shares of Trifecta ("**Vendors**") agreed to sell all of their issued and outstanding shares in the capital of Trifecta (the "**Trifecta Shares**") to Esprit ("**Acquisition**").

Corporate Structure

Trifecta is a privately-held Calgary based oil and gas producer with the majority of its assets located within Esprit's key operating areas. Trifecta also owns all of the issued and outstanding shares in the capital of Trifecta Resources Corp. ("**TRC**"). On January 31, 2004, Trifecta and TRC formed Trifecta Resources Partnership ("**Partnership**") under the laws of the Province of Alberta. Trifecta, as general partner, holds a 0.01% interest in the Partnership and TRC, as managing partner, holds a 99.99% interest.

The following description of the Share Sale Agreement is a summary only and is qualified in its entirety by the full text thereof available on www.sedar.com.

Closing

Esprit anticipates that the Acquisition will close on July 14, 2006 or an earlier date as mutually agreed upon by the parties ("**Closing Date**"). The Acquisition is conditional upon customary closing conditions although no regulatory approvals, including Competition Act approval, are required by the parties in order to effect the purchase and sale of the issued and outstanding shares of Trifecta.

Purchase Price

The total purchase price of all of the issued and outstanding shares of Trifecta is estimated to be $102 million, subject to customary closing adjustments and conditions, and shall consist solely of cash consideration. In order to finance the acquisition, Esprit intends to draw upon and extend its existing credit facilities.

The aggregate consideration payable by Esprit to the Vendors for the Trifecta Shares will be the purchase price as calculated and payable to the Vendors in accordance with the Share Sale Agreement. The purchase price will be adjusted, without duplication:

(i) upward by the amount of any positive working capital and downward by the amount of any negative working capital; and

(ii) downward by the aggregate amount of the purchase price deductions as more fully described in the Share Sale Agreement.

Prior to the Closing Date and as a condition of the Acquisition, all outstanding options (the "**Trifecta Options**") granted to the Vendors, whether contingent or vested, under Trifecta's option plan, are to be terminated. Payment for the Trifecta Options and the amount of the purchase price payable to each Vendor shall be calculated on the basis of a price per share formula as set out in the Share Sale Agreement. In addition to other adjustments, the amount payable to buy-out the Trifecta Options plus any taxes payable but not yet paid by Trifecta and TRC relating to their taxation years ending on or before December 31, 2005 together with taxes attributable to income allocated to them by the Partnership for the Partnership's fiscal period ended January 1,2006 and total taxes in excess of $150,000 that would be payable by Trifecta and TRC for the taxation year ending as a result of the transactions contemplated by the Share Sale Agreement, will be deducted from the purchase price.

Pre-Acquisition Reorganization

Pursuant to the Share Sale Agreement, Trifecta has agreed to, upon the written request by Esprit to be delivered not later than 15 days from the date of the Share Sale Agreement (the "**Reorganization Notice**"), and at the expense of Esprit, cause Trifecta and TRC to merge their businesses, operations and assets not later than five days after the date of the Reorganization Notice, in the manner requested by Esprit (the "**Pre-Acquisition Reorganization**"). Upon receipt of the Reorganization Notice, Trifecta, TRC and the

Partnership will co-operate and use reasonable commercial efforts to prepare, prior to the date that is five days from the date of the Reorganization Notice, and implement the Pre-Acquisition Reorganization.

Representations and Warranties

The Share Sale Agreement contains a comprehensive list of customary representations and warranties of the Vendors, Trifecta and Esprit which include but are not limited to capacity, corporate status, corporate authorization and enforceability of, and board approval of, the Share Sale Agreement. The representations and warranties also address various matters relating to the business, operations and properties of Trifecta. Following closing of the Acquisition, each of the Vendors, Trifecta and Esprit will not be permitted to make a claim in respect of a breach of any representation or warranty as all representations and warranties contained in the Share Sale Agreement will terminate at Closing. In accordance with the Share Sale Agreement, the purchase price may be adjusted downwards for the reduction in value of the Trifecta Shares in excess of $500,000 caused by or resulting from the untruth or inaccuracy of the representations and warranties regarding the Vendors, Trifecta and its assets as at the Closing Date.

Indemnities

The Vendors, Trifecta and Esprit have each agreed to provide general indemnities to the other in connection with all losses suffered or incurred by the other party as a result of (a) any breach of a covenant to be performed under, or breach of a representation or warranty contained in the Share Sale Agreement; or (b) misrepresentation contained in the Share Sale Agreement. Notwithstanding that all representations and warranties regarding Trifecta, its assets and Esprit will terminate at Closing, the Share Sale Agreement provides a purchase price mechanism relating to representations or warranties that are inaccurate as at the Closing Date. The terms, conditions and survival periods of such indemnities are more fully described in the Share Sale Agreement.

In addition, Esprit and Trifecta have agreed to indemnify the Vendors from and against Trifecta's environmental liabilities and all losses related thereto which they may incur, occurring prior to or after the Closing Date. Notwithstanding the termination of certain indemnities for the representations and warranties of the parties, the indemnity provided in connection with environmental liabilities shall survive the Closing Date indefinitely.

Conduct of Business by Trifecta

During the period commencing on the date of the Share Sale Agreement and ending on the Closing Date (the '**Pre-Closing Period**'), Trifecta has agreed to conduct its business in the ordinary course in substantially the same manner as prior to the date of the Share Sale Agreement. It has agreed further that during this period it would not, without the prior approval of Esprit, amend or terminate any material contracts or product contracts (as defined in the Share Sale Agreement), enter into transactions that are not in the ordinary course of its business, and not undertake certain measures related to the operations of Trifecta. Trifecta has further agreed to not, other than as permitted under the Share Sale Agreement, commit to any capital expenditure or series of related capital expenditures that, will or are reasonably expected to, exceed $25,000 (net).

Trifecta has also agreed to use its reasonable efforts to preserve its business intact and to preserve the goodwill of customers and others having business relations with Trifecta.

Closing Conditions

In addition to the customary closing conditions contained in the Share Sale Agreement, closing is subject to the satisfaction of the following conditions:

(i) there be no material adverse changes in respect of Trifecta during the Pre-Closing Period;

(ii) prior to the Closing Date, all Trifecta Options shall have been exercised or repurchased in accordance with the Share Sale Agreement; and

(iii) a written payout statement be delivered by Trifecta's financial institution and statement providing that upon receipt of payment as at the Closing Date, any and all outstanding bank debts have been repaid in full together with a discharge of all security interests held by the applicable financial institution as security for such bank debts and an undertaking to provide (at Trifecta's expense) registrable discharges of such security interests.

Non-Solicitation

Trifecta and each of the Vendors have agreed that during the Pre-Closing Period, it will not, and will not authorize or permit any of their affiliates or others to, in any manner, solicit, initiate, or encourage any activity from any potential third parties relating to Trifecta, its assets, Trifecta Shares or Trifecta Options. They have further agreed to not participate or facilitate in any activity or attempt by any person or entity to acquire Trifecta, its assets, Trifecta Shares or Trifecta Options. Trifecta and its subsidiaries have also agreed to use all commercially reasonable efforts to enforce Trifecta's rights to retrieve or destroy all information disclosed to other prospective bidders pertaining to Trifecta, its subsidiaries, their business, financial condition, operating results or assets, as part of the competitive bid process.

Non-Competition

Certain Vendors, who are also officers of Trifecta, have agreed that they and their affiliates shall, for one year after the Closing Date, not engage or participate in any manner including with other specified shareholders, in any business or activity which is related to hydrocarbons and related products within a specified geographic area, as fully described in the Share Sale Agreement. However, such Vendors are not precluded from making personal investments in securities of, or serving as a director of, oil and gas companies which are registered on a recognized stock exchange if the aggregate amount owned by such Vendor and certain related parties in which such Vendor and such parties collectively own a majority of the equity or voting interests does not exceed 5% of such corporation's outstanding securities.

Co-operation during Pre-Closing Period

During the Pre-Closing Period, Trifecta and Esprit agreed to co-operate in facilitating the orderly transition of management and administration of Trifecta's business in a manner satisfactory to Esprit and that is consistent and compatible with the manner in which Esprit currently conducts its own business.

Termination Relating to Title Defects

If the cumulative value by which the assets affected by uncured title defects is $500,000 or less, Esprit has agreed to close without an adjustment to the purchase price. If the cumulative value of such uncured title defects exceeds $500,000, Esprit may elect, on or before the Closing Date to either, extend the Closing Date to provide Vendors additional time to cure the defects, waive the uncured title defects or not waive the uncured title defects and seek a purchase price adjustment for amounts in excess of $500,000 provided that if the cumulative value of the title defects is $15 million or more, either party may terminate the Share Sale Agreement. Any dispute regarding the existence or value of the title defects that cannot be resolved by the parties is to be resolved through arbitration and to be determined by an independent title evaluator.

Other Terms

Provided the Share Sale Agreement has not previously been terminated, Trifecta agrees to terminate the employment of all employees on the Closing Date and agrees that it will pay all severance and other payments payable to employees as a consequence of such termination of employment as required under applicable law and the existing shareholder and employee agreements. The parties have agreed that as at the Cbsing Date all of the existing shareholder and employee agreements shall be terminated and Trifecta shall be released from any and all liabilities thereunder.

Designation of Alternate Purchaser

Prior to the Closing Date, Esprit may designate a corporation (the "**Designee**") incorporated pursuant to the *Business Corporations Act* (Alberta) that is directly or indirectly wholly-owned by Esprit to be the purchaser in the place and stead of Esprit.

Impact on the Trust

Approximately 30,000 gross (22,200 net) acres of undeveloped land will be added to the Trust's total undeveloped land position to bring its holdings to approximately 300,000 net acres. The reserves of Trifecta have been evaluated by an independent engineering company and have been estimated at 4.9 million boe proved plus probable, of which 3.5 million boe are classified as proved. The reserves are made up of approximately 55 percent natural gas, and 45 percent oil and natural gas liquids. Following the completion of the Acquisition, the Trust's revised full-year average production will increase by 750 boe per day bringing the revised production guidance for full year 2006 between 17,500 and 18,100 boe per day.

6. Reliance on Subsection 7.1(2) or (3) of National Instrument 51-102:

Not Applicable.

7. Omitted Information:

None.

8. Executive Officer:

For further information, contact Paul Myers, President and CEO and by telephone at (403) 213- 3663 or Steve B. Soules, Executive Vice President and CFO by telephone at (403) 213-3761.

9. Date of Report:

Dated this 26th day of June, 2006.

SCHEDULE "A"

Esprit Energy Trust Announces Expansion of its Greater Olds Core Area through an Agreement to Acquire Private Oil and Gas Producer

CALGARY, June 15 /CNW/ - Esprit Energy Trust ("Esprit" or the "Trust") today announced that it has entered into an agreement to acquire Trifecta Resources Inc., a privately-held, Calgary-based oil and gas producer. Esprit has agreed to acquire all of the issued and outstanding shares of the company for total consideration of $102 million. This acquisition is subject to customary closing adjustments and conditions.

"This acquisition is a value-adding strategic move for Esprit. It is a continuation of our portfolio management efforts to build our position where we have competitive advantage and monetize areas that are not core such as the Ante Creek divestiture announced in the first quarter. The majority of the assets included in this transaction are located adjacent to our core properties in the greater Olds area, further solidifying our competitive advantage in that area. In addition, the production is entirely sweet and will serve to decrease the percentage of sour gas production in Esprit's portfolio to less than 50 percent." said Paul Myers, Esprit's President and Chief Executive Officer. He further commented that, "These assets also add a significant number of opportunities to our development inventory and will assist the Trust in continuing to grow its Olds core area".

The strategic rationale for this acquisition is summarized below:

- The assets included in the acquisition complement Esprit's existing asset base. A majority of the assets are located within the Trust's key operating area of greater Olds, where Esprit has operational expertise and control of infrastructure;
- The assets acquired include low-risk growth opportunities that have the potential to increase production from these assets by over 50 percent in the next year;
- Production from the asset base receives high netbacks due to high natural gas liquids yields; and
- The transaction adds value for unitholders; increasing net asset value, cash flow, production and reserves on a per unit basis.

The majority of the assets acquired are located in the Garrington and Mikwan areas in Southern Alberta and are adjacent to Esprit's existing key operating area in and around Olds. The acquired assets, which provide operational control and have an average working interest of 70 percent, currently produce approximately 1,400 barrels of oil equivalent ("boe") per day. This production is made up of approximately 50 percent natural gas, 25 percent natural gas liquids and 25 percent light oil.

The complementary nature of these assets allows them to be readily integrated with the Trust's existing operations and staff. Esprit also expects to be able to begin development of these properties quickly, given the Trust's existing experience and expertise in the areas.

In addition to the assets' current production, Esprit has identified future opportunities within these assets including in-fill drilling, re-completions and additional development drilling. Esprit expects to begin developing these opportunities in the second half of 2006.

Included in this acquisition is approximately 30,000 gross (22,200 net) acres of undeveloped land, bringing the Trust's total undeveloped land position to approximately 300,000 net acres.

The reserves of the acquired company have been evaluated by an independent engineering company and have been estimated at 4.9 million boe proved plus probable, of which 3.5 million boe are classified as proved. The reserves are made up of approximately 55 percent natural gas, and 45 percent oil and natural gas liquids.

After giving effect to this transaction, Esprit's proved plus probable reserve life index remains materially unchanged, moving from 10.7 years to 10.5 years.

Esprit's production guidance has increased to reflect this acquisition. The Trust's revised production guidance for full year 2006 is between 17,500 and 18,100 boe per day, an increase of 750 barrels per day. Production volumes are averaged over the full year; the acquired volumes reflect an expected effective date on or before July 14, 2006, in effect adding production from the acquired assets for six months of the year.

The acquisition will be funded from Esprit's credit lines, Esprit expects that its credit facility will be expanded as a result of the acquisition. The Trust continues to plan to not only build in core areas but to divest in non-core areas as a means of strengthening its portfolio and managing its balance sheet.

In connection with this acquisition and consistent with its existing hedging practices, Esprit intends to hedge a sufficient amount of its production in order to increase the certainty of realizing its acquisition economics and future cash flows.

CIBC World Markets Inc. provided financial advisory services to Esprit with respect to the transaction.

Esprit is a Calgary based natural gas weighted income trust. Esprit's operations are primarily concentrated in Alberta and are characterized by long life, gas focused assets. Trust units and convertible debentures of Esprit are traded on the Toronto Stock Exchange (TSX) under the symbols "EEE.UN" and "EEE.DB", respectively.

Certain information regarding Esprit Energy Trust including management's assessment of future plans and operations, constitutes forward-looking information or statements under applicable securities law and necessarily involve assumptions regarding factors and risks that could cause actual results to vary materially, including, without limitation, assumptions and risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions and ability to access sufficient capital from internal and external sources. Forward looking statements include, but are not limited to: Esprit's guidance, production performance, finding and operating costs, drilling

program completion and results and other statements containing the words "expects", "believes", "will", "should" or similar such language. The reader is cautioned that these factors and risks are difficult to predict and that the assumptions used in the preparation of such information, although considered reasonably accurate by Esprit at the time of preparation, may prove to be incorrect.

Accordingly, readers are cautioned that the actual results achieved will vary from the information provided herein and the variations may be material. Readers are also cautioned that the foregoing list of factors is not exhaustive. Additional information on these and other factors that could affect Esprit's operations or financial results are included in Esprit's reports on file with Canadian securities regulatory authorities. In particular see Esprit's MD&A and the Risk Factors and Industry Conditions sections of Esprit's Annual Information Form. Esprit's reports may be accessed through the SEDAR website (www.sedar.com), at Esprit's website (www.eee.ca) or by contacting Lisa Ciulka at Esprit Energy Trust. Consequently, there is no representation by Esprit that actual results achieved will be the same in whole or in part as those set out in the forward looking information. Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and Esprit does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained herein are expressly qualified by this cautionary statement.

Boe's may be misleading, particularly if used in isolation. A boe conversion ratio of 1 bbl:6,000 cubic feet is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. References to "production volumes" or "production" refer to average sales volumes.

For further information: please visit our web site at www.eee.ca or contact:

Lisa Ciulka,
Manager, Investor Relations
(403) 213-3770 or toll free 1-888-213-3713,
lciulka@eee.ca

Exemption Number
82-34890
RECEIVED
2006 JUL 21 P 2:27
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

ANNEXE 51-102A3
DÉCLARATION DE CHANGEMENT IMPORTANT

1. **Dénomination et adresse de la société :**

Esprit Energy Trust
606 – 4th Street S.W., bureau 900
Calgary (Alberta) T2P 1T1

2. **Date du changement important :**

Le 15 juin 2006

3. **Communiqué :**

Le 15 juin 2006, Esprit Energy Trust (la « **Fiducie** ») a publié un communiqué qu'elle a diffusé par l'intermédiaire de Canada Newswire. Ce communiqué est reproduit à l'annexe A de la présente déclaration de changement important.

4. **Résumé du changement important :**

Le 15 juin 2006, Esprit Exploration Ltd. (« **Esprit** »), l'administrateur de la Fiducie, a conclu une convention de vente d'actions (la « **convention de vente d'actions** ») aux termes de laquelle elle s'est engagée à acquérir la totalité des actions émises et en circulation du capital-actions de Trifecta Resources Inc. (« **Trifecta** ») en contrepartie d'une somme au comptant totale de 102 millions de dollars, sous réserve des rajustements et conditions de clôture habituels.

5. **Description circonstanciée du changement important :**

Aperçu

Le 15 juin 2006, la Fiducie a annoncé qu'Esprit avait conclu la convention de vente d'actions aux termes de laquelle les porteurs des actions ordinaires de Trifecta (les « **vendeurs** ») ont convenu de vendre la totalité de leurs actions émises et en circulation du capital-actions de Trifecta (les « **actions de Trifecta** ») à Esprit (l'« **acquisition** »).

Structure d'entreprise

Trifecta est une société fermée située à Calgary qui produit du pétrole et du gaz naturel et dont la majeure partie des éléments d'actif sont situés à l'intérieur de zones d'exploitation clés d'Esprit. Trifecta est également propriétaire de la totalité des actions émises et en circulation du capital-actions de Trifecta Resources Corp. (« **TRC** »). Le 31 janvier 2004, Trifecta et TRC ont formé Trifecta Resources Partnership (la « **Société** ») en vertu des lois de la province d'Alberta. Trifecta, en tant que commandité, détient une participation de 0,01 % dans la Société et TRC, en tant qu'associé responsable de la gestion, en détient une participation de 99,99 %.

La description qui suit de la convention de vente d'actions est un résumé seulement et doit être lue en entier à la lumière du texte complet de celle-ci qui est affiché à www.sedar.com.

Clôture

Esprit prévoit que la clôture de l'acquisition aura lieu le 14 juillet 2006 ou à une date antérieure dont les parties pourraient convenir d'un commun accord (la « **date de clôture** »). L'acquisition est assujettie aux conditions de clôture habituelles bien qu'aucune approbation des autorités de réglementation, y compris l'approbation prévue par la *Loi sur la concurrence*, ne soit exigée pour que l'achat et la vente des actions émises et en circulation de Trifecta prennent effet.

Prix d'achat

Le prix d'achat total de l'ensemble des actions émises et en circulation de Trifecta est évalué à 102 millions de dollars, sous réserve des rajustements et conditions de clôture habituels, et consiste uniquement en une contrepartie au comptant. Afin de financer l'acquisition, Esprit entend prélever des sommes sur ses facilités de crédit existantes et accroître celles-ci.

La contrepartie totale payable par Esprit aux vendeurs pour les actions de Trifecta correspondra au prix d'achat calculé et payable aux vendeurs conformément à la convention de vente d'actions. Le prix d'achat sera rajusté, sans dédoublement, comme suit :

i) à la hausse en fonction du montant de tout fonds de roulement positif et à la baisse en fonction du montant de tout fonds de roulement négatif;

ii) à la baisse en fonction du montant total des sommes déduites du prix d'achat, comme il est plus amplement décrit dans la convention de vente d'actions.

Avant la date de clôture et comme condition de l'acquisition, toutes les options en cours (les « **options de Trifecta** ») attribuées aux vendeurs, qui peuvent ou pourront être exercées, aux termes du régime d'options de Trifecta, doivent être résiliées. Le règlement des options de Trifecta et le montant du prix d'achat payable à chaque vendeur seront calculés en fonction de la formule fondée sur le prix par action dont il est question dans la convention de vente d'actions. Outre les autres rajustements, la somme payable pour le rachat des options de Trifecta, majorée des impôts payables, mais pas encore payés par Trifecta et TRC à l'égard de leurs années d'imposition ayant pris fin au plus tard le 31 décembre 2005 ainsi que des impôts attribuables au revenu qui leur a été attribué par la Société pour l'exercice de cette dernière terminé le 1er janvier 2006 et du total des impôts en sus de 150 000 $ qui serait payable par Trifecta et TRC pour l'année d'imposition terminée par suite des opérations prévues aux termes de la convention de vente d'actions, sera déduite du prix d'achat.

Restructuration préalable à l'acquisition

Aux termes de la convention de vente d'actions, Trifecta s'est engagée, sur demande écrite d'Esprit devant être transmise dans les 15 jours suivant la date de la convention de vente d'actions (l'« **avis relatif à la restructuration** ») et aux frais d'Esprit, à faire en sorte que Trifecta et TRC fusionnent leurs entreprises, activités et éléments d'actif au plus tard cinq jours après la date de l'avis relatif à la restructuration, de la manière exigée par Esprit (la « **restructuration préalable à l'acquisition** »). Sur réception de l'avis relatif à la restructuration, Trifecta, TRC et la Société collaboreront et déploieront des efforts raisonnables sur le plan commercial pour préparer, avant le cinquième jour suivant la date de l'avis relatif à la restructuration, et mettre en œuvre la restructuration préalable à l'acquisition.

Déclarations et garanties

La convention de vente d'actions contient une liste exhaustive des déclarations et garanties habituelles des vendeurs, de Trifecta et d'Esprit qui portent notamment sur la capacité juridique, le statut, l'autorisation de l'opération, l'opposabilité de la convention de vente d'actions et l'approbation de celle-ci par le conseil. Les déclarations et garanties portent également sur diverses questions liées à l'entreprise, aux activités et aux propriétés de Trifecta. Après la clôture de l'acquisition, les vendeurs, Trifecta et Esprit ne seront pas autorisés à présenter de réclamation à l'égard de la violation d'une déclaration ou d'une garantie étant donné que toutes les déclarations et garanties prévues aux termes de la convention de vente d'actions seront résiliées à la clôture. Conformément à la convention de vente d'actions, le prix d'achat peut être rajusté à la baisse par suite de toute baisse de valeur des actions de Trifecta de plus de 500 000 $ causée par le fait que les déclarations et garanties relatives aux vendeurs ainsi qu'à Trifecta et à ses éléments d'actif à la date de clôture sont fausses ou inexactes.

Indemnités

Les vendeurs, Trifecta et Esprit ont tous convenu de fournir des indemnités générales aux autres parties relativement à toutes les pertes subies par celles-ci par suite a) de la violation d'un engagement pris aux termes de la convention de vente d'actions ou d'une déclaration ou garantie prévue dans celle-ci ou b) d'une déclaration fausse ou trompeuse contenue dans la convention de vente d'actions. Même si toutes les déclarations et garanties au sujet de Trifecta et de ses éléments d'actif et d'Esprit seront résiliées à la clôture, la convention de vente d'actions prévoit un mécanisme de rajustement du prix d'achat relativement aux déclarations ou garanties qui sont inexactes à la date de clôture. Les modalités et conditions ainsi que la période de maintien en vigueur de ces indemnités sont plus amplement décrites dans la convention de vente d'actions.

En outre, Esprit et Trifecta se sont engagées à indemniser les vendeurs à l'égard des responsabilités environnementales contractées par Trifecta et de toutes les pertes connexes qu'elle pourrait subir, avant ou après la date de clôture. Malgré la résiliation de certaines indemnités relatives aux déclarations et garanties des parties, l'indemnité prévue à l'égard des responsabilités environnementales sera maintenue en vigueur indéfiniment après la date de clôture.

Exploitation de l'entreprise par Trifecta

Durant la période commençant à la date de la convention de vente d'actions et se terminant à la date de clôture (la « **période préalable à la clôture** »), Trifecta s'est engagée à exploiter son entreprise dans le cours normal des affaires essentiellement telle qu'elle était exploitée avant la date de la convention de vente d'actions. De plus, elle s'est engagée à ne pas, durant cette période, sans l'approbation préalable d'Esprit, modifier ou résilier des contrats importants ou des contrats relatifs à des produits (termes définis dans la convention de vente d'actions), conclure des opérations autrement que dans le cours normal de ses activités et prendre certaines mesures liées aux activités de Trifecta. Trifecta s'est également engagée à ne pas, sauf si la convention de vente d'actions l'autorise, engager de dépenses en immobilisations ou une série de dépenses en immobilisations connexes qui excéderont ou devraient raisonnablement excéder 25 000 $ (net).

Trifecta s'est également engagée à déployer tous les efforts raisonnables pour garder son entreprise intacte et préserver l'achalandage de clients et d'autres personnes ayant des relations d'affaires avec elle.

Conditions de clôture

Outre les conditions de clôture habituelles prévues dans la convention de vente d'actions, la clôture est assujettie aux conditions suivantes :

i) aucun changement défavorable important ne doit s'être produit à l'égard de Trifecta durant la période préalable à la clôture;

ii) avant la date de clôture, toutes les options de Trifecta doivent avoir été exercées ou rachetées conformément à la convention de vente d'actions;

iii) l'institution financière de Trifecta doit avoir remis une déclaration de paiement écrite et une déclaration selon laquelle, à la réception du paiement à la date de clôture, toutes les dettes bancaires impayées ont été remboursées intégralement accompagnée d'une quittance de toutes les sûretés détenues par l'institution financière visée en garantie de ces dettes bancaires ainsi que d'un engagement de fournir (aux frais de Trifecta) des quittances enregistrables de ces sûretés.

Non-sollicitation

Trifecta et chacun des vendeurs se sont engagés à ne pas, durant la période préalable à la clôture, de quelque manière que ce soit, solliciter, susciter ou encourager toute activité d'un tiers à l'égard de Trifecta ou de ses éléments d'actif, des actions de Trifecta ou des options de Trifecta et à ne pas autoriser un membre de leur groupe ou d'autres à solliciter, à susciter ou à encourager de telles activités. Ils se sont de plus engagés à ne pas participer à une activité ou à une tentative de la part d'une personne ou d'une entité visant l'acquisition de Trifecta ou de ses éléments d'actif, des actions de Trifecta ou des options de Trifecta ni faciliter une telle activité ou tentative. Trifecta et ses filiales se sont également engagées à déployer tous les efforts raisonnables sur le plan commercial pour

faire respecter le droit de Trifecta d'extraire ou de détruire toute l'information divulguée à d'autres acquéreurs éventuels relativement à Trifecta, à ses filiales, à leurs entreprises, à leur situation financière, à leurs résultats d'exploitation ou à leurs éléments d'actif, dans le cadre du processus de présentation d'offres concurrentielles.

Non-concurrence

Certains vendeurs, qui sont également membres de la direction de Trifecta, se sont engagés à faire en sorte qu'eux-mêmes et les membres de leur groupe n'exercent, d'aucune manière, y compris avec d'autres actionnaires précisés, des activités liées aux hydrocarbures et à des produits connexes à l'intérieur d'une zone géographique précisée ni ne participent à de telles activités, comme il est décrit plus amplement dans la convention de vente d'actions. Toutefois, il n'est pas interdit à ces vendeurs d'effectuer des placements personnels dans des titres de sociétés pétrolières et gazières qui sont inscrites à la cote d'une bourse reconnue ou d'agir en qualité d'administrateurs de telles sociétés si le montant total de la participation de ces vendeurs et de certaines parties reliées, dont les vendeurs et ces parties sont collectivement propriétaires de la majorité des actions ou des droits de vote, n'excède pas 5 % des titres en circulation de la société en question.

Collaboration durant la période préalable à la clôture

Durant la période préalable à la clôture, Trifecta et Esprit se sont engagées à collaborer pour faciliter la transition ordonnée de la direction et de l'administration de l'entreprise de Trifecta d'une manière jugée satisfaisante par Esprit et d'une manière conforme à la manière dont Esprit exploite actuellement sa propre entreprise et compatible avec celle-ci.

Résiliation liée à des vices de titre

Si la valeur cumulative des vices de titre non corrigés se rapportant à des éléments d'actif est d'au plus 500 000 $, Esprit s'est engagée à réaliser la clôture sans rajustement du prix d'achat. Si la valeur cumulative de tels vices de titre excède 500 000 $, Esprit pourra choisir, au plus tard à la date de clôture, de reporter la date de clôture pour donner aux vendeurs du temps supplémentaire pour corriger les vices, de renoncer à la correction des vices de titre non corrigés ou de ne pas renoncer à une telle correction et de demander un rajustement du prix d'achat pour les sommes de plus de 500 000 $, pourvu que si la valeur cumulative des vices de titre est de 15 millions de dollars ou plus, chaque partie puisse résilier la convention de vente d'actions. Tout litige au sujet de l'existence ou de la valeur des vices de titre ne pouvant être réglé par les parties sera réglé par un arbitre et déterminé par un évaluateur de titres indépendant.

Autres modalités

Pourvu que la convention de vente d'actions n'ait pas été résiliée auparavant, Trifecta s'engage à mettre fin à l'emploi de tous les employés à la date de clôture et à verser toutes les indemnités de départ et autres paiements payables aux employés par suite de la cessation de leur emploi, conformément aux exigences des lois applicables et des conventions entre actionnaires et contrats d'emploi existants. Les parties ont convenu

qu'à la date de clôture, toutes les conventions entre actionnaires et contrats d'emploi existants seront résiliés et que Trifecta sera libérée de toutes les obligations qui lui incombent aux termes de ceux-ci.

Désignation d'un autre acquéreur

Avant la date de clôture, Esprit peut désigner une société (la « **société désignée** ») constituée sous le régime de la *Business Corporations Act* (Alberta) qui appartient en totalité, directement ou indirectement, à Esprit, en tant qu'acquéreur à la place d'Esprit.

Incidence sur la Fiducie

Environ 30 000 acres brutes (22 200 acres nettes) de terres non mises en valeur s'ajouteront à l'ensemble des terres non mises en valeur de la Fiducie, ce qui portera la superficie de ses terres à environ 300 000 acres nettes. Un cabinet d'ingénieurs indépendant a évalué les réserves de Trifecta à 4,9 millions de bep de réserves prouvées et probables, dont 3,5 millions de bep de réserves prouvées. Les réserves sont constituées à environ 55 % de gaz naturel et 45 % de pétrole et de liquides de gaz naturel. Une fois l'acquisition réalisée, la production moyenne pour l'exercice complet révisée de la Fiducie augmentera de 750 bep par jour et la production révisée estimative devrait être de l'ordre de 17 500 à 18 100 bep par jour pour l'exercice 2006 complet.

6. Application des paragraphes 2 et 3 de l'article 7.1 du Règlement 51-102 :

Sans objet.

7. Information omise :

Aucune.

8. Membre de la haute direction

Pour de plus amples renseignements, communiquez avec Paul Myers, président et chef de la direction, par téléphone au 403 213-3663, ou avec Steve B. Soules, vice-président directeur et chef des finances, par téléphone au 403 213-3761.

9. Date de la déclaration :

Le 26 juin 2006.

ANNEXE A

Esprit Energy Trust annonce une expansion de sa zone productive principale de la grande région d'Olds au moyen d'une convention d'acquisition visant un producteur privé de pétrole et de gaz naturel

CALGARY, le 15 juin 2006 /CNW/ - Esprit Energy Trust (« Esprit » ou la « Fiducie ») a annoncé aujourd'hui qu'elle a conclu une convention visant l'acquisition de Trifecta Resources Inc., producteur privé de pétrole et de gaz naturel établi à Calgary. Esprit a convenu d'acquérir la totalité des actions émises et en circulation de la société en contrepartie de 102 millions de dollars au total. Cette acquisition est assujettie aux conditions et aux rajustements de clôture habituels.

« Cette acquisition est une opération stratégique à valeur ajoutée pour Esprit. Elle s'inscrit dans le cadre de nos efforts de gestion de portefeuille visant à nous placer dans une position avantageuse sur le plan concurrentiel et à monétiser les zones secondaires, comme le désaississement d'Ante Creek annoncé au premier trimestre. La majorité des éléments d'actif visés par cette opération jouxtent nos propriétés principales situées dans la grande région d'Olds, ce qui renforcera davantage notre avantage concurrentiel dans cette région. De plus, la production est complètement douce et permettra de ramener la quantité de gaz corrosif produit à moins de 50 % au sein du portefeuille d'Esprit », a déclaré Paul Myers, président et chef de la direction d'Esprit. « Ces éléments d'actif ajouteront un nombre important de possibilités à notre portefeuille de propriétés destinées à la mise en valeur et aideront la Fiducie à continuer d'élargir sa zone productive principale d'Olds », a-t-il ajouté.

Les motifs stratégiques sous-tendant cette acquisition sont résumés ci-après :

- les éléments d'actif visés par l'acquisition complètent les éléments d'actif existants d'Esprit. La plupart des éléments d'actif sont situés dans la zone productive clé de la grande région d'Olds de la Fiducie, où Esprit possède de l'expertise opérationnelle et dont elle contrôle l'infrastructure;
- les éléments d'actif acquis comprennent des possibilités de croissance assorties de risques faibles qui sont susceptibles d'augmenter leur production de plus de 50 % au cours de la prochaine année;
- la production provenant des éléments d'actif génère un revenu net élevé en raison des rendements élevés des liquides de gaz naturel;
- l'opération augmente la valeur pour les porteurs de parts en accroissant la valeur liquidative, les flux de trésorerie, la production et les réserves par part.

La plupart des éléments d'actif acquis sont situés dans les régions de Garrington et de Mikwan au sud de l'Alberta et sont contiguës à la principale zone productive actuelle d'Esprit située dans la région d'Olds et aux alentours. Les éléments d'actif acquis, qui fournissent un contrôle opérationnel et représentent une participation directe moyenne de 70 %, produisent actuellement 1 400 barils équivalent pétrole (« bep ») par jour. Cette production se compose de gaz naturel, de liquides de gaz naturel et de pétrole brut léger dans des proportions d'environ 50 %, 25 % et 25 %, respectivement.

Étant donné leur nature complémentaire, les éléments d'actif peuvent être facilement intégrés aux activités et au personnel existants de la Fiducie. Esprit prévoit également être en mesure de

commencer à mettre rapidement en valeur ces propriétés, compte tenu de l'expérience et de l'expertise actuelles de la Fiducie dans ces domaines.

Outre la production actuelle des éléments d'actif, Esprit a repéré des possibilités futures au sein de ces éléments d'actif, notamment du forage intercalaire, des remises en production et du forage de développement additionnel. Esprit prévoit commencer à mettre en œuvre ces possibilités au deuxième semestre de 2006.

Cette acquisition vise des terres non mises en valeur d'environ 30 000 acres brutes (22 200 acres nettes), ce qui portera la superficie totale des terres non mises en valeur de la Fiducie à environ 300 000 acres nettes.

Un cabinet d'ingénieurs indépendant a évalué les réserves de la société acquise à 4,9 millions de bep de réserves prouvées et probables, dont 3,5 millions de bep de réserves prouvées. Les réserves sont constituées à environ 55 % de gaz naturel et à 45 % de pétrole et de liquides de gaz naturel.

Compte tenu de la présente opération, l'indice de durée de vie des réserves prouvées et probables d'Esprit demeurera essentiellement inchangé et passera de 10,7 années à 10,5 années.

Esprit a augmenté sa production estimative pour refléter cette acquisition. La production estimative révisée de la Fiducie pour l'ensemble de 2006 est de 17 500 à 18 100 bep par jour, soit une hausse de 750 barils par jour. La moyenne des volumes de production est établie sur toute l'année; les volumes acquis reflètent la date de prise d'effet prévue pour le 14 juillet 2006 au plus tard, ce qui ajoutera en fait la production sur six mois de l'année des éléments d'actif acquis.

L'acquisition sera financée au moyen des marges de crédit d'Esprit. Esprit s'attend à ce que sa facilité de crédit augmente à la suite de l'acquisition. La Fiducie continue d'avoir l'intention de prendre de l'expansion dans les zones productives principales tout en procédant à des désaisissements dans les zones secondaires afin de renforcer son portefeuille et de gérer son bilan.

Dans le cadre de cette acquisition et conformément à ses pratiques de couverture existantes, Esprit a l'intention de couvrir une quantité suffisante de sa production afin d'augmenter les probabilités de réaliser les avantages de l'acquisition et de générer des flux de trésorerie futurs.

Marchés mondiaux CIBC inc. a fourni des services de conseillers financiers à Esprit à l'égard de l'opération.

Esprit est une fiducie de revenu pondérée en fonction du gaz naturel et établie à Calgary. Ses activités sont principalement concentrées en Alberta et se caractérisent par des éléments d'actif axés sur le gaz naturel et ayant une longue durée de vie. Les parts de la Fiducie et les débentures convertibles d'Esprit sont négociées à la Bourse de Toronto (TSX) sous les symboles « EEE.UN » et « EEE.DB », respectivement.

Certains renseignements portant sur Esprit Energy Trust, y compris l'évaluation faite par la direction des plans et des activités futurs, constituent des énoncés prospectifs ou des énoncés en vertu des lois sur les valeurs mobilières applicables et reposent nécessairement sur des

hypothèses à propos de facteurs et de risques qui pourraient faire en sorte que les résultats réels diffèrent considérablement, notamment, des hypothèses et des risques liés à la prospection, à la mise en valeur, à l'exploitation, à la production, à la commercialisation et au transport de pétrole et de gaz naturel, à la perte de marchés, à la volatilité des prix des marchandises, aux fluctuations des monnaies, à l'imprécision des estimations des réserves, aux risques environnementaux, à la concurrence, à une évaluation inexacte de la valeur des acquisitions, à l'incapacité de réaliser les avantages prévus des acquisitions et à la capacité d'accéder à suffisamment de fonds provenant de sources internes et externes. Les énoncés prospectifs comprennent notamment les estimations d'Esprit, le rendement de la production, les frais de découverte et d'exploitation, l'achèvement des programmes de forage ainsi que les résultats et autres énoncés renfermant les termes « prévoit », « estime », des termes suggérant des résultats futurs ou conditionnels ou des termes similaires. Les lecteurs sont mis en garde contre le fait que ces facteurs et risques sont difficiles à prévoir et que les hypothèses utilisées lors de la préparation de ces renseignements, bien qu'ils aient été considérés comme raisonnablement exacts par Esprit à ce moment-là, peuvent se révéler inexacts.

Par conséquent, les résultats réels différeront des renseignements fournis dans les présentes et les différences pourraient être importantes. Les lecteurs sont également mis en garde contre le fait que la liste de facteurs qui précède n'est pas exhaustive. Des renseignements supplémentaires sur ces facteurs et sur d'autres facteurs susceptibles d'influer sur les activités ou les résultats financiers d'Esprit figurent dans les rapports qu'Esprit a déposés auprès des autorités canadiennes en valeurs mobilières, plus particulièrement, dans le rapport de gestion d'Esprit et aux rubriques « Facteurs de risque » et « Conditions au sein de l'industrie » de la notice annuelle d'Esprit. Vous pouvez accéder à ces documents par l'entremise du site Web SEDAR (www.sedar.com), sur le site Web d'Esprit (www.eee.ca), ou en communiquant avec Lisa Ciulka chez Esprit Energy Trust. Esprit ne garantit donc pas que les résultats réels seront en totalité ou en partie identiques à ceux qui sont énoncés dans les énoncés prospectifs. De plus, les énoncés prospectifs figurant dans le présent communiqué sont faits en date des présentes, et Esprit ne s'engage pas à les mettre à jour publiquement ni à les réviser à la suite de nouveaux renseignements, d'événements futurs ou autrement. Les énoncés prospectifs figurant aux présentes sont expressément donnés sous réserve de la présente mise en garde.

Les bep peuvent être trompeurs, surtout si on les emploie de façon isolée. Le taux de conversion de 1 b = 6 000 pieds cubes repose sur une méthode d'équivalence énergétique applicable à la pointe du brûleur et non à la tête du puits. Les termes « volumes de production » et « production » désignent les volumes des ventes moyens.

Pour de plus amples renseignements à ce sujet, visitez notre site Web à www.eee.ca ou communiquez avec :

Lisa Ciulka
Directrice, Relations avec les investisseurs
403 213-3770 ou, sans frais, 1 888 213-3713
lciulka@eee.ca

Exemption Number
82-34890

RECEIVED

2006 JUL 21 P 2:29

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

SHARE SALE AGREEMENT

Among

[INTENTIONALLY DELETED]

as Vendors

and

ESPRIT EXPLORATION LTD.

as the Purchaser

and

TRIFECTA RESOURCES INC.

respecting the sale of all of the shares of Trifecta Resources Inc.

June 15, 2006

TABLE OF CONTENTS

SHARE SALE AGREEMENT

THIS AGREEMENT made this 15th day of June, 2006;

AMONG:

[INTENTIONALLY DELETED] (collectively, the "**Vendors**" and individually, a "**Vendor**")

OF THE FIRST PART

\- and -

ESPRIT EXPLORATION LTD., a body corporate incorporated under the laws of Alberta (the "**Purchaser**")

OF THE SECOND PART

\- and -

TRIFECTA RESOURCES INC., a body corporate incorporated under the laws of Alberta (the "**Corporation**")

OF THE THIRD PART

WHEREAS the Vendors are the beneficial owners of the Trifecta Shares and the Trifecta Options;

AND WHEREAS the Purchaser and the Vendors have agreed that the Vendors will terminate the Trifecta Options and sell the Trifecta Shares to the Purchaser on the terms and subject to the conditions set forth herein;

NOW THEREFORE THIS AGREEMENT WITNESSES that in consideration of the premises and the covenants and agreements herein contained the parties hereto agree as follows:

ARTICLE 1
INTERPRETATION

1.1 Definitions

In this Agreement, unless otherwise stated or the context otherwise requires:

(a) "**Abandonment and Reclamation Liabilities**" means all obligations to (i) abandon wells and decommission and remove structures, buildings, pipelines equipment and other facilities and (ii) restore and reclaim the locations thereof and lands used to gain access thereto;

(b) "**Acquisition**" has the meaning set forth in Section 14.2(b);

(c) "**Affected Assets**" has the meaning set forth in Section 5.7(b);

(d) "**Affiliate**" has the same meaning as in the *Business Corporations Act*, (Alberta) R.S.A. 2000 c. B-9, as amended;

(e) "**Agreement**" means this share sale agreement (including Schedules), as amended by amendments made after the date hereof by written agreement of the Parties;

(f) "**Applicable Laws**" means, in relation to any Person, property or circumstance:

(i) statutes (including regulations enacted thereunder);

(ii) judgments and orders of courts of competent jurisdiction;

(iii) regulations, orders and directives issued by Government Authorities; and

(iv) the terms and conditions of Permits;

which are applicable to such Person, property or circumstance;

(g) "**Areas of Exclusion**" has the meaning set forth in Section 14.2(a);

(h) "**Assets**" mean any and all assets, properties and rights beneficially owned by the Corporation and the Subsidiaries, whether vested or contingent, including the Oil and Gas Assets, Office Lease, Calgary Office Assets and the Working Capital;

(i) "**Bank Debt**" means, as at any time, the outstanding principal amount of the aggregate loans and advances made to any of the Corporation or the Subsidiaries pursuant to the Loan Agreement, the accrued interest thereon and the aggregate of all other amounts (including fees, costs and expenses) payable by the Corporation or the Subsidiaries pursuant to the Loan Agreement;

(j) "**Bank Release**" has the meaning specified in Section 6.1(a)(vii);

(k) "**Base Price**" means $102,000,000;

(l) "**Business Day**" means a day other than a Saturday, Sunday or statutory holiday in Calgary, Alberta;

(m) "**Calgary Office Assets**" means the assets set forth in Schedule P;

(n) "**CCDE**" has the meaning set forth in Subsection 3.2(mm);

(o) "**CCEE**" has the meaning set forth in Subsection 3.2(mm);

(p) "**CCOGPE**" has the meaning set forth in Subsection 3.2(mm);

(q) "**Claim**" means a claim, demand, lawsuit, proceeding, arbitration or governmental investigation;

(r) "**Closing**" means the closing of the sale of the Trifecta Shares by the Vendors to the Purchaser and the exercise or repurchase of the Trifecta Options by the Resident Vendors pursuant hereto;

(s) "**Closing Date**" means, subject to Sections 4.4(f) and 5.8(b)(iii), July 14, 2006 or such earlier date as the Parties may mutually agree;

(t) "**Competition Act**" means the *Competition Act*, R.S.C. 1985, c. C-34;

(u) "**Confidentiality Agreement**" means the Confidentiality Agreement dated May 3, 2006 between the Corporation and the Purchaser;

(v) "**Defaulting Party**" has the meaning set forth in Section 14.2(b);

(w) "**Dollars**" and "**$**" means dollars of lawful currency of Canada;

(x) "**Employees**" means the Corporation's employees as at the date hereof, as listed on Schedule I;

(y) "**Employee Plans**" means all pension (both registered and non-registered), retirement, profit sharing, savings (both registered and non-registered), deferred compensation, incentive, stock compensation, stock purchase, stock option, stock appreciation, phantom stock, health, welfare, hospitalization insurance, medical, dental, vision care, drug, legal benefit, disability, life insurance, supplemental unemployment benefit, salary continuation, sick leave, severance or termination pay, change of control, vacation, bonus, incentive or other plan, arrangement or practice, whether written or oral, that is maintained, sponsored or contributed to, or required to be contributed to, by the Corporation or any Subsidiary relating to or for the benefit of the Employees or former employees of the Corporation or any Subsidiary, other than any statutory or government-sponsored plan to which the Corporation or any Subsidiary is required to contribute or with which the Corporation or any Subsidiary is required to comply pursuant to statute;

(z) "**Encumbrance**" means a Security Interest, an option to purchase, a farmout agreement under which earning has not occurred, a royalty, a net profits interest, a carried working interest, a right to convert a royalty to a working interest on payout of a well, a penalty or forfeiture arising as a result of non-participation in a drilling or other operation and any other adverse claim or encumbrance, whether similar or dissimilar to the foregoing;

(aa) "**Engineering Report**" means the reserve evaluation report dated as of March 31, 2006 in respect of certain of the Oil and Gas Assets prepared by Sproule & Associates;

(bb) "**Environment**" means the components of the earth and includes ambient air, land (surface and sub-surface), groundwater, surface water, the atmosphere, all organic and inorganic matter and living organisms and the interacting natural systems that include such components;

(cc) "**Environmental Claim**" means any actual or potential Claim made, asserted or threatened by any Person alleging an Environmental Liability or a breach of or non-compliance with Environmental Laws;

(dd) "**Environmental Laws**" means Applicable Laws which relate to Environmental Matters, health or safety;

(ee) "**Environmental Liabilities**" means all present and future Liabilities of the Corporation arising directly or indirectly from past, present and future:

(i) Environmental Matters;

(ii) non-compliance with, violation of or liability under Environmental Laws; or

(iii) Abandonment and Reclamation Liabilities;

(ff) "**Environmental Matters**" means:

(i) the storage, use, holding, collection, accumulation, assessment, generation, manufacture, construction, processing, treatment, stabilization, disposition, handling, transportation, or Release of Hazardous Substances;

(ii) the protection of the Environment; and

(iii) pollution, reclamation or restoration of the Environment;

(gg) "**Escrow Agent**" means Gowling Lafleur Henderson LLP, a professional law firm governed by the *Legal Profession Act* (Alberta), in its capacity as Escrow Agent under the Escrow Agreement and any successor thereto in such capacity;

(hh) "**Escrow Agreement**" means an agreement among the Non-Resident Vendor, the Purchaser and the Escrow Agent in the form of Schedule N;

(ii) "**Excluded Interest**" has the meaning set forth in Section 14.2(b)

(jj) "**Excluded Interest Notice**" has the meaning set forth in Subsection 14.2(b)(i);

(kk) "**Existing Shareholder and Employee Agreements**" means the agreements set forth in Schedule M;

(ll) "**Financial Statements**" means the audited consolidated financial statements of Trifecta as of, and for the 12 month period ended, December 31, 2005 which are included in Schedule J;

(mm) "**GAAP**" or "**Generally Accepted Accounting Principles**" means generally accepted accounting principles and practices in Canada, including the principles set forth in the CICA Handbook published by the Canadian Institute of Chartered Accountants or any successor institute;

(nn) "**Governmental Authority**" means any federal, provincial, territorial, state, county, municipal or local government, agency, board, bureau, commission, court, department or other instrumentality of any such government that has jurisdiction over the Corporation, Vendors or Purchaser or any of their respective properties or assets;

(oo) "**Grantor**" has the meaning set forth in Section 14.2(a);

(pp) "**Hazardous Substances**" means hazardous or toxic substances, hazardous wastes, radioactive substances, asbestos, polychlorinated biphenyls, pollutants, contaminants, dangerous goods and hydrocarbons, including any and all substances and wastes regulated under any Environmental Law;

(qq) "**Health Plan**" means the **[INTENTIONALLY DELETED]** provided to the Employees by the **[INTENTIONALLY DELETED]** and **[INTENTIONALLY DELETED]** which plan is attached hereto and included in Schedule F;

(rr) "**Hedging Contract**" means an interest rate swap, foreign exchange swap, commodity price hedging contract or similar derivative contract to which the Corporation or a Subsidiary is a party or by which the Corporation or a Subsidiary is bound;

(ss) "**Interim Financial Statements**" means the unaudited consolidated financial statements of Trifecta as of, and for, the three month period ended, March 31, 2006 which are included in Schedule J;

(tt) "**Lands**" means the lands and interests therein described in Schedule E, including all Petroleum Substances within, upon or under those Lands to the extent granted by the Oil and Gas Leases, subject to such limitations as to geological formations and substances and such Encumbrances as may appear in Schedule E;

(uu) "**Liabilities**" means any and all liabilities and obligations, whether under common law, in equity, under Applicable Law or otherwise; whether tortious, contractual, vicarious, statutory or otherwise; whether absolute or contingent; and whether based on fault, strict liability or otherwise;

(vv) "**Loan Agreement**" means the Credit Facility Agreement dated June 15, 2005 between the Corporation and the Bank of Nova Scotia, as the same may be amended, superseded or replaced from time to time for the purposes specified in Section 5.1(e);

(ww) "**Losses**" means, in respect of a Person and in relation to a matter, any and all losses, costs and damages (including all penalties and fines) which such Person suffers, sustains, pays or incurs in connection with such matter and includes Taxes, reasonable costs of legal counsel (on a full indemnity basis) and other consultants and reasonable costs of investigating and defending Claims arising from the matter, regardless of whether such Claims are sustained but does not include consequential or indirect losses or loss of profits;

(xx) "**material**" means a result or consequence that would have an adverse affect on the financial condition, results of operations, business or Assets of the Corporation and the Subsidiaries taken as a whole, of at least $500,000;

(yy) "**Material Adverse Change**" means one or more facts, circumstances or events that occur after March 31, 2006 that, alone or in the aggregate, result in or are reasonably expected, in the estimation of the Purchaser, acting reasonably, to result in an erosion of value of at least $5 Million in the financial condition, results of operations, business or Assets of the Corporation and the Subsidiaries taken as whole, other than (i) a fact, circumstance or event or combination thereof affecting the oil, gas or energy industry as a whole or resulting from general economic, political, financial, currency exchange, securities or commodity market conditions (including commodity prices) in Canada or elsewhere or (ii) any change in Applicable Laws or regulatory enforcement policy;

(zz) "**Material Contract**" means a contract to which the Corporation or any Subsidiary is a party or by which the Corporation or any Subsidiary is bound which is reasonably expected to:

(i) result in aggregate material Liabilities of Trifecta; or

(ii) result in benefits to Trifecta having a value of at least $500,000;

excluding the Oil and Gas Leases, the Office Lease, the Loan Agreement and Title and Operating Documents entered into in the normal course of the oil and gas business but including: (A) Hedging Contracts; (B) Product Contracts to which the Corporation or a Subsidiary is a party that is not terminable by the Corporation or a Subsidiary without penalty on notice of 31 days or less; (C) contracts whereby the Corporation or a Subsidiary guarantees, assumes or indemnifies an obligation of any or all of the Vendors or an obligation of a third party; (D) any construction, ownership and operation agreement for capital expenditures or the acquisition or construction of fixed assets related to the Oil and Gas Assets that require future payments by the Corporation or a Subsidiary of at least $500,000 in any consecutive twelve month period; and (E) any agreement for the purchase or sale of any asset (other than sales of Petroleum Substances in the ordinary course of business) requiring purchase consideration;

(aaa) "**Miscellaneous Interests**" means all of Trifecta's right, title, estate and interest in and to all property, assets and rights associated with the Petroleum and Natural Gas Rights or the Tangibles (other than the Petroleum and Natural Gas Rights and the Tangibles themselves) including, but not in limitation of the generality of the foregoing, the entire interest of each of the Corporation and the Subsidiaries in:

(i) the Title and Operating Documents;

(ii) rights to use or occupy the surface of lands (including, but not limited to, the Lands) which are used in connection with the Petroleum and Natural Gas Rights or the Tangibles, including rights to enter upon and occupy the surface of lands on which Tangibles or wells are located and rights to use the surface of lands to gain access thereto;

(iii) all wells (including without limitation producing, shut-in, suspended, capped, abandoned, injection and disposal wells) and the well bores thereof and all casing therein located on the Lands or lands pooled or unitized therewith; and

(iv) all records, data and information related to the Oil and Gas Assets, including well files, lease files, agreement files, seismic data, engineering data and production records;

(bbb) "**Non-Resident Vendor**" means **[INTENTIONALLY DELETED]**;

(ccc) "**Office Lease**" means the lease agreement dated **[INTENTIONALLY DELETED]** between **[INTENTIONALLY DELETED]** and **[INTENTIONALLY DELETED]** collectively as landlord and the Corporation as tenant;

(ddd) "**Oil and Gas Assets**" means the Petroleum and Natural Gas Rights, the Tangibles and the Miscellaneous Interests;

(eee) "**Oil and Gas Leases**" means the petroleum and natural gas leases, licenses, permits, fee simple certificates of title and similar instruments listed in Schedule E by virtue of which the holder thereof is entitled to produce, save and market Petroleum Substances from the Lands;

(fff) "**Option Plan**" means the Option Plan of Trifecta Resources Inc. dated November 3, 2003 and all option agreements entered into pursuant thereto, which option agreements are listed as part of Schedule F;

(ggg) "**Partnership**" means Trifecta Resources Partnership, an Alberta general partnership;

(hhh) "**Partnership Agreement**" means the partnership agreement in respect of the formation of the Partnership made between the Corporation and TRC dated January 31, 2004;

(iii) "**Party**" means the Vendors (collectively), the Purchaser or Trifecta and "**Parties**" means all of them;

(jjj) "**Payout Statement**" means the statement prepared by the Bank of Nova Scotia detailing the outstanding indebtedness (including accrued interest) of the Corporation and the Subsidiaries under the Loan Agreement as of the Closing Date;

(kkk) "**Permits**" means permits, licenses and approvals or other instruments required by Applicable Laws, including those required under Environmental Laws;

(lll) "**Permitted Encumbrances**" means:

(i) liens for taxes, assessments or governmental charges which are not due or delinquent;

(ii) liens incurred or created in the ordinary course of business as security in favour of a Person who is conducting the development or operation of the property to which such liens relate for Trifecta's share of the costs and expenses of such development or operation which are not due or delinquent;

(iii) mechanics', builders', materialmen's and similar liens arising by operation of law in respect of services rendered or goods supplied for which payment is not due;

(iv) easements, rights of way, servitudes or other similar rights in land (including, without limitation, rights of way and servitudes for railways; sewers; drains; gas and oil pipelines; gas and water mains; and electric light, power, telephone, telegraph and cable television conduits, poles, wires and cables);

(v) rights reserved to or vested in any municipality or governmental or other public authority by the terms of any lease, license, franchise, grant or permit or by any statutory provision, to terminate any such lease, license, franchise, grant or permit or to require annual or other periodic payments as a condition of the continuance thereof;

(vi) governmental requirements of general application, including, without limitation, those respecting production rates or other operational matters;

(vii) the Encumbrances described in Schedule E;

(viii) the reservations, limitations, provisos and conditions in any original grants from the Crown of any of the Lands or interests therein and statutory exceptions to title;

(ix) the terms and conditions of the Title and Operating Documents other than Encumbrances; and

(x) the Security Interests which will be discharged in accordance with the Bank Release.

(mmm) "**Person**" means any individual, body corporate, partnership (limited or general), trust, trustee, executor or similar official, Governmental Authority or other entity;

(nnn) "**Petroleum and Natural Gas Rights**" means the undivided interests attributed to the Corporation or the Subsidiaries in Schedule E in:

(i) rights (whether fee simple interests, leasehold interests or other interests) to drill for and produce, save and market Petroleum Substances from the Lands;

(ii) royalties, net profits interests, reversionary interests and similar interests entitling the holder thereof to a share of the Petroleum Substances produced from the Lands or lands pooled or unitized therewith or to a

payment calculated by reference to the quantity of such production, the proceeds from the sale thereof or the profits therefrom; and

(iii) rights to acquire the foregoing;

(ooo) "**Petroleum Substances**" means petroleum, natural gas and all related hydrocarbons (except coal) and all other substances (including sulphur and sulphur compounds) produced or producible in association therewith;

(ppp) "**Place of Closing**" means the offices of Burstall Winger LLP located at 3100, 324 - 8th Avenue S.W., Calgary, Alberta T2P 2Z2;

(qqq) "**Pre-Acquisition Reorganization**" has the meaning set forth in Section 5.9(a);

(rrr) "**Pre-Closing Period**" means the period from the date hereof to the Time of Closing;

(sss) "**Product Contracts**" means contracts for the sale and purchase, gathering, processing, treating, storage or transportation of Petroleum Substances or substances derived therefrom;

(ttt) "**Prime Rate**" means the rate of interest, expressed as a rate per annum, designated by the main branch in Calgary of the Bank of Nova Scotia as the reference rate used by it to determine rates of interest charged by it on Canadian dollar commercial loans made in Canada and which is announced by such bank, from time to time, as its prime rate, provided that whenever such bank announces a change in such reference rate, the "Prime Rate" shall correspondingly change effective on the date the change in such reference rate is effective;

(uuu) "**Purchase Price**" means the Base Price, as adjusted by adding thereto the Working Capital and deducting therefrom the Purchase Price Deductions;

(vvv) "**Purchase Price Deductions** " means the deductions to the Base Price described in Schedule "O";

(www) "**Purchaser's Counsel**" means Osler, Hoskin & Harcourt LLP, Barristers and Solicitors, in its capacity as legal counsel to the Purchaser;

(xxx) "**Release**" means any release, spill, emission, leaking, pumping, injection, deposit, disposal, discharge, dispersal, leaching or migration of a Hazardous Substance into or through the Environment or into or out of any lands, including the movement of a Hazardous Substance through or in any part of the Environment;

(yyy) "**Resident Vendor**" means a Vendor other than **[INTENTIONALLY DELETED]**;

(zzz) "**Response Notice**" has the meaning set forth in Subsection 14.2(b)(ii);

(aaaa) "**Security Interest**" means any pledge, lien, charge, mortgage, assignment by way of security, conditional sale, title retention arrangement or other security interest;

(bbbb) "**Subsidiaries**" means TRC and the Partnership and '**Subsidiary**" means either of them;

(cccc) "**Take or Pay Obligations**" means obligations of the seller under or in respect of a contract for the sale of Petroleum Substances arising as a result of payments made by or on behalf of the buyer thereunder in advance of taking delivery of Petroleum Substances pursuant thereto or in lieu of or as compensation for the buyer not taking deliveries of Petroleum Substances pursuant thereto;

(dddd) "**Tangibles**" means all of Trifecta's interests in equipment and facilities used or held for use in respect of the production, gathering, dehydration, processing, treatment, measurement, storage or transportation of Petroleum Substances on or from the Lands or lands pooled or unitized therewith, including, without limitation, wellheads, pumps, pumpjacks, dehydrators, separators, meters, generators, flowlines, gathering lines, batteries, tanks, pipelines, compressors and gas processing plants;

(eeee) "**Tax Act**" means the *Income Tax Act* R.S.C. 1985, c.1 (5th Supplement) and the Income Tax Application Rules R.S.C. 1985, c.2 (5th Supplement);

(ffff) "**Tax Returns**" includes all returns, reports, declarations, elections, notices, filings, forms, statements and other documents (whether in tangible, electronic or other form) and including any amendments, schedules, attachments, supplements, appendices and exhibits thereto, made, prepared, filed or required to be made, prepared or filed in respect of Taxes;

(gggg) "**Taxes**" includes any taxes, duties, fees, premiums, assessments, imposts, levies and other charges of any kind whatsoever imposed by any Governmental Authority, including all interest, penalties, fines, additions to tax or other additional amounts imposed by any Governmental Authority in respect thereof, and including those levied on, or measured by, or referred to as, income, gross receipts, profits, capital, transfer, land transfer, sales, goods and services, harmonized sales, use, value-added, excise, stamp, withholding, business, franchising, property, development, occupancy, employer health, payroll, employment, health, social services, education and social security taxes, all surtaxes, all customs duties and import and export taxes, countervail and anti-dumping, all licence, franchise and registration fees and all employment insurance, health insurance and Canada, Québec and other government pension plan premiums or contributions;

(hhhh) "**Time of Closing**" means 10:00 a.m. local Calgary time on the Closing Date;

(iiii) "**Title and Operating Documents**" means (i) the Oil and Gas Leases; (ii) all agreements relating to the ownership, operation or exploitation of the Oil and Gas Assets entered into in the normal course of business, including, without limitation: operating procedures; unit agreements and unit operating agreements; agreements for the construction, ownership and operation of gas plants, pipelines, gas gathering systems and similar facilities; pooling agreements, royalty agreements, farmin agreements, farmout agreements and participation

agreements; trust agreements; agreements providing for the gathering, measurement, processing, compression or transportation of Petroleum Substances; Product Contracts; seismic data licensing agreements; well operating contracts; and surface leases, pipeline easements, road use agreements and other contracts granting the right to use the surface of lands; and (iii) all Permits issued or granted by Government Authorities pertaining to the ownership or operation of the Oil and Gas Assets or the gathering, processing, treatment, storage, measurement, transportation or sale of the production of Petroleum Substances from the Oil and Gas Assets;

(jjjj) "**Title Defect**" means:

(i) either:

(A) a defect or deficiency (other than a Permitted Encumbrance) in or affecting, or the absence of satisfactory evidence as to, the chain of title of the Corporation or a Subsidiary to any particular Oil and Gas Asset; or

(B) the existence of any Encumbrance that is not a Permitted Encumbrance or any Permitted Encumbrance that exceeds in magnitude the description of that particular Permitted Encumbrance set forth in Schedule E

which would not be acceptable to a knowledgeable and prudent purchaser of the property affected thereby;

(ii) a discrepancy between the Engineering Report and Schedule E which consists of:

(A) an interest evaluated in the Engineering Report not being listed in Schedule E or being larger than the interest listed in Schedule E; or

(B) an interest evaluated in the Engineering Report as not being subject to an Encumbrance listed in Schedule E or being shown in the Engineering Report as being subject to an Encumbrance which is stated in Schedule E to be greater than as shown in the Engineering Report;

(kkkk) "**Title Evaluator**" means an independent senior oil and gas solicitor as may be agreed to by the Parties;

(llll) "**TRC**" means Trifecta Resources Corporation, an Alberta corporation;

(mmmm) "**Trifecta**" means the Corporation and each of the Subsidiaries;

(nnnn) "**Trifecta Option**" means an option, warrant or other right, whether contingent or vested, to acquire a share in the share capital of Trifecta;

(oooo) "**Trifecta Options Payments**" means, in respect of the Resident Vendors, the aggregate amount calculated in accordance with Section 4.4(c) prior to deductions of amounts required to be withheld under Applicable Laws;

(pppp) "**Trifecta Shares**" means all of the issued Class A shares and Class B shares in the share capital of the Corporation;

(qqqq) "**UCC**" has the meaning set forth in Subsection 3.2(mm);

(rrrr) "**Uncured Title Defects**" has the meaning set forth in Section 5.8(a);

(ssss) "**Vendors' Counsel**" means Burstall Winger LLP, Barristers and Solicitors;

(tttt) "**Withholding Tax Escrow Amount**" means an amount equal to 25% of the portion of the Purchase Price allocated and to be paid to the Non-Resident Vendor at Closing; and

(uuuu) "**Working Capital**" means the following amount (which may be a positive or negative amount):

(i) the consolidated amount of the Corporation's and each of the Subsidiaries' current assets at March 31, 2006; minus

(ii) the consolidated amount of the Corporation's and each of the Subsidiaries' current liabilities incurred in the ordinary course of business, at March 31, 2006;

determined in accordance with GAAP and applied on a basis consistent with Trifecta's past practices.

1.2 Interpretation

Unless otherwise stated or the context otherwise necessarily requires, in this Agreement:

(a) "this Agreement", "herein", "hereby", "hereunder", "hereof" and similar expressions refer to this Agreement as a whole (including Schedules and amendments and supplements) and not to any particular Article, Section or Subsection or other provision hereof;

(b) a reference to an Article, Section, Subsection, Paragraph or Schedule is a reference to an Article, Section, Subsection, Paragraph or Schedule to this Agreement and a reference in a Section to a Subsection is a reference to a Subsection of that Section and a reference in a Subsection to a Paragraph is a reference to a Paragraph of that Subsection ;

(c) a reference to an agreement or instrument, including this Agreement, is a reference to the agreement or instrument as varied, amended, modified, or supplemented or replaced from time to time;

(d) the terms "in writing" or "written" include printing, typewriting or telecopy transmission;

(e) a reference to a statute or rule is a reference to (i) such statute or rule as amended or reenacted from time to time and every statute or rule that may be substituted therefor; and (ii) the regulations, bylaws or other subsidiary legislation made pursuant to such statute or rule;

(f) words importing the singular number include the plural and vice versa, and words importing the use of gender include all genders;

(g) a reference to time is, unless otherwise specified, a reference to Mountain Standard Time or Mountain Daylight Savings Time during the respective intervals in which each is in force in Alberta;

(h) a reference to "Dollars" and "$" means Canadian currency unless otherwise stated;

(i) "including", "includes" and like terms means "including without limitation" and "includes without limitation"; and

(j) the headings of Articles, Sections, and Subsections are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

1.3 Knowledge

In this Agreement references to the Vendor's knowledge or awareness and similar references mean the actual knowledge, after making reasonable inquiry, of the following officers of Trifecta: **[INTENTIONALLY DELETED]**, **[INTENTIONALLY DELETED]**, and **[INTENTIONALLY DELETED]**.

1.4 Schedules

The following Schedules are attached to and made an integral part of this Agreement:

Schedule	**Title**
Schedule A	- List of Vendors
Schedule B	- Form of Officer's Closing Certificate
Schedule C	- Claims
Schedule D	- Material Contracts
Schedule E	- Lands
Schedule F	- Employee Plans and Option Plan
Schedule G	- Insurance
Schedule H	- Bank Accounts, Term Deposits and Safety Deposit Boxes
Schedule I	- List of Employees
Schedule J	- Financial Statements and Interim Financial Statements
Schedule K	- Closing Opinions
Schedule L	- Capital Expenditure Commitments

Schedule M	-	Existing Shareholder and Employee Agreements
Schedule N	-	Escrow Agreement
Schedule O	-	Purchase Price Deductions
Schedule P	-	Calgary Office Assets
Schedule Q	-	Areas of Mutual Interest and Areas of Exclusion
Schedule R	-	Maps of Properties Subject to Non-Competition
Schedule S	-	Example of Calculation of Purchase Price Per Share for Trifecta Options Payment and Payment to Vendors of Trifecta Shares

1.5 Conflicts

Where any provision of any Schedule to this Agreement conflicts or is at variance with any provision in the body of this Agreement, the latter shall prevail.

ARTICLE 2
PURCHASE AND SALE

2.1 Purchase and Sale

In accordance with, and subject to the terms and conditions of this Agreement, each Vendor hereby agrees to sell to the Purchaser the Trifecta Shares indicated in Schedule A as being owned by such Vendor and the Purchaser hereby agrees to purchase all of such Trifecta Shares. Ownership of such Trifecta Shares will pass to the Purchaser at the Time of Closing.

2.2 Purchase Price

(a) The aggregate consideration payable by the Purchaser to the Vendors for the Trifecta Shares sold pursuant to Section 2.1, will be the Purchase Price which will be calculated and payable to the Vendors in accordance with Section 4.4.

(b) The amount of the Purchase Price payable to the Non-Resident Vendor as specified in Subsection 2.2(a) shall be paid as follows:

(i) at Closing, the Purchaser shall deliver to the Escrow Agent a certified cheque in an amount equal to the Withholding Tax Escrow Amount in accordance with Section 4.1 below; and

(ii) at Closing, the Purchaser will pay the balance of the Non-Resident Vendor's share of the Purchase Price set forth in Subsection 2.2(a) by wire transfer to a bank account in Canada specified by the Non-Resident Vendor by written notice to the Purchaser not later than two Business Days prior to the Closing Date;

(c) The amount of the Purchase Price payable to a Resident Vendor as specified in Subsection 2.2(a) shall be paid by the Purchaser to such Vendor at Closing by a bank draft in such amount payable to such Vendor.

2.3 Trifecta Options

(a) Trifecta covenants that prior to the Time of Closing, it will make an offer in writing to each Resident Vendor pursuant to which such Vendor may elect to either:

(i) exercise all of its Trifecta Options prior to the Time of Closing; or

(ii) accept payment immediately prior to the Time of Closing from Trifecta of such Resident Vendor's Trifecta Options Payments in full satisfaction of all of such Vendor's rights under or in respect of the Trifecta Options owned by it.

(b) Each Resident Vendor covenants to accept the offer described in Section 2.3(a)(ii).

(c) Trifecta covenants that if all Resident Vendors accept the offer described in Section 2.3(a)(ii), Trifecta will pay all of the Resident Vendors' Trifecta Options Payments to the Resident Vendors prior to the Time of Closing less any amount thereof that Trifecta is required to withhold and remit to a taxation authority under Applicable Laws.

2.4 No Post Closing Adjustments

The Parties acknowledge and agree that the Base Price payable by the Purchaser to the Vendors takes into account any and all adjustments and that, except to the extent provided in Section 4.4 and except in the case of fraud, there shall be no adjustments whatsoever to the Purchase Price, after Closing.

ARTICLE 3
REPRESENTATIONS AND WARRANTIES

3.1 Representations Regarding the Vendors

Each Vendor severally (and not jointly or jointly and severally) represents and warrants to the Purchaser and Trifecta that, as at the date hereof and as at the Time of Closing (unless another time has been specified):

(a) Partnerships: if such Vendor is a partnership, (i) it has been duly formed and is validly subsisting under the laws of its jurisdiction of formation, (ii) the execution and delivery of this Agreement and the completion of the transactions contemplated hereby have been duly authorized by all necessary action on the part of its partners and (iii) it has the partnership power and authority to enter into and deliver this Agreement and perform its obligations hereunder, including the sale of its Trifecta Shares, and, if applicable, the disposition of its Trifecta Options pursuant hereto;

(b) Individuals: if such Vendor is an individual, he or she is mentally competent, 18 years of age or older and has the capacity to execute this Agreement and perform its obligations hereunder;

(c) Title to Shares and Options:

(i) it is the registered and beneficial owner of the Trifecta Shares and Trifecta Options indicated in Schedule A as being owned by it and such Trifecta Shares and Trifecta Options constitute all of the Trifecta Shares and Trifecta Options owned by it;

(ii) it has the power and authority:

(A) to sell, transfer and convey to the Purchaser the beneficial ownership of the Trifecta Shares indicated in Schedule A as being sold by it; and

(B) if it is a Resident Vendor, to accept the offer described in Section 2.3(a)(ii);

(iii) the Trifecta Shares and Trifecta Options owned by it are now, and at the Time of Closing the Trifecta Shares owned by it shall be, free and clear of all Encumbrances and except for this Agreement, there is not now, and will not be in the future, any contract, option or any other right which is now or may in the future become binding upon it to sell, transfer, assign, pledge, charge, mortgage or in any other way dispose of or encumber any of such Trifecta Shares or Trifecta Options;

(d) No Violations: its execution and delivery of this Agreement and the completion of the transactions contemplated hereby do not and will not create a state of facts which does or will, after notice or lapse or time or both:

(i) violate or result in a breach or default of, require any consent under, be in conflict with, accelerate or permit the acceleration of the performance of, result in the loss or termination of or give a third party a right to terminate any agreement, licence, permit, franchise or other instrument to which it is a party or by which it is bound which relates to its Trifecta Shares or Trifecta Options;

(ii) violate or conflict with any Applicable Law or, if such Vendor is a partnership, its partnership agreement;

(iii) give rise to any rights of first refusal or other preemptive, preferential or similar rights to purchase any of its Trifecta Shares or Trifecta Options; or

(iv) create or allow the creation of an Encumbrance on its Trifecta Shares or Trifecta Options;

(e) No Claims Affecting the Sale of the Shares: such Vendor has not received notice of any Claim and is not aware of any Claim, actual or threatened, which affects or could reasonably be expected to affect the consummation by such Vendor of the transactions contemplated in Article 2;

(f) No Finder's Fees: such Vendor has not incurred any obligation or liability, contingent or otherwise, for broker's or finder's fees in respect of the transactions contemplated hereby (including acceptance of the offer described in Section 2.3(a)(ii) above) for which the Purchaser or Trifecta shall have any obligation or liability;

(g) Due Execution and Enforceability: this Agreement has been duly executed and delivered by such Vendor and, if duly executed and delivered by the Purchaser, the Corporation and the other Vendors, constitutes its valid and binding obligations enforceable against it in accordance with its terms, subject to bankruptcy, insolvency, preference, reorganization, moratorium and other similar laws affecting creditors' right generally and the discretion of courts with respect to equitable and discretionary remedies and defenses;

(h) Approvals: there are no approvals, consents or waivers required to be obtained by such Vendor in respect of the execution and delivery of this Agreement or the completion of the transactions contemplated by this Agreement (including acceptance of the offer described in Section 2.3(a)(ii) above); and

(i) Tax Residency: if it is a Resident Vendor, it is not a non-resident of Canada for purposes of section 116 of the Tax Act.

3.2 Representations Regarding Trifecta

The Corporation represents and warrants to the Purchaser that, as at the date hereof and as at the Time of Closing (unless another time has been specified):

(a) Organization:

(i) The Corporation is duly amalgamated, organized and validly subsisting under the laws of Alberta with the corporate power and authority to own, lease and operate its assets and to carry on its business as now conducted by it;

(ii) TRC is duly incorporated, organized and validly subsisting under the laws of Alberta with the corporate power and authority to own, lease and operate its assets and to carry on its business as now conducted by it;

(iii) The Partnership is a general partnership duly organized, validly existing and in good standing under the laws of Alberta with the requisite power and authority to own, lease and operate its assets and to carry on its business as now conducted by it;

(b) Corporate Matters:

(i) the execution and delivery of this Agreement and the completion of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Corporation and it has the corporate power and authority to enter into and deliver this Agreement and perform its obligations hereunder;

(ii) the execution and delivery of those agreements and documents required to be delivered by a Subsidiary hereunder have been duly and validly authorized by all requisite authority on the part of such Subsidiary and no other corporate or partnership proceedings on the part of any Subsidiary are necessary to authorize the execution and delivery of such agreements and documents;

(c) No Defaults: its execution and delivery of this Agreement and the completion of the transactions contemplated hereby do not and will not:

(i) violate its articles of amalgamation, by-laws or other constating documents;

(ii) violate or result in a breach or default of, require any consent under, be in conflict with, accelerate or permit the acceleration of the performance of, result in the loss or termination of or give a third party a right to terminate any contract, Permit, franchise or other instrument to which the Corporation or any Subsidiary is a party or by which any of them are bound or which relates to the Assets, any Applicable Law or the articles of amalgamation, articles of incorporation, by-laws or other constating documents of the Corporation or any Subsidiary;

(iii) give any Person any right or option to purchase or acquire any securities of Trifecta from treasury or any of the Assets; or

(iv) create or allow the creation of an Encumbrance on any of the Assets other than Permitted Encumbrances;

(d) Approvals: there are no consents, waivers or approvals required to be obtained by the Corporation or the Subsidiaries in respect of the execution and delivery of this Agreement or the completion of the transactions contemplated by this Agreement;

(e) Competition Act Approval: notification of the transactions contemplated herein is not required pursuant to the Competition Act;

(f) Due Execution and Enforceability: this Agreement has been duly executed and delivered by the Corporation and, if duly executed and delivered by the Purchaser and the Vendors, constitutes valid and binding obligations of the Corporation enforceable against the Corporation in accordance with its terms, subject to bankruptcy, insolvency, preference, reorganization, moratorium and other similar laws affecting creditors' right generally and the discretion of courts with respect to equitable and discretionary remedies and defenses;

(g) Share Capital: (i) the authorized capital of the Corporation consists of an unlimited number of Class A shares and an unlimited number of Class B shares; (ii) the issued and outstanding capital of the Corporation consists solely of the Shares listed in Schedule A all of which are fully paid and non-assessable and issued to the Vendors as set forth in Schedule A; (iii) all of the Trifecta Options outstanding as of the date hereof are listed in Schedule A; and (iv) other than the Trifecta Options listed in Schedule A, no Person has any rights, contingent or vested, to acquire any shares, options, securities convertible into shares of the Corporation or any Subsidiary or any other rights to acquire any securities of the Corporation or any Subsidiary;

(h) Options: all Trifecta Options are listed in Schedule A and the exercise price of each Trifecta Option is as specified in Schedule A;

(i) No Issuance of Shares: other than this Agreement and the issuance of Trifecta Shares pursuant to the valid exercise of the Trifecta Options, there are no contracts, options, or other rights binding on, or which at any time in the future may become binding on, the Corporation or any Subsidiary to: (i) transfer the Trifecta Shares; (ii) allot or issue any of the unissued shares or other securities of the Corporation or any Subsidiary; or (iii) create any additional class of shares or other securities of the Corporation or any Subsidiary;

(j) Minute Book: The minute and record books of the Corporation and each of the Subsidiaries have been made available to the Purchaser and have been maintained in accordance with good business practices and contain complete and true copies of each of the Corporation's and the Subsidiaries' by-laws and other constating documents (including all amendments thereto) and all resolutions of their respective shareholders and directors (including committees thereof) and the registers of shareholders, share transfers and directors therein are complete and accurate;

(k) Businesses: the only business currently conducted by Trifecta is the ownership and operation of the Oil and Gas Assets and it has never conducted any business except in relation to the oil and gas exploration and development business in Western Canada;

(l) Conduct of Business: Trifecta has the power and authority to conduct its business as it has been conducted and to own the Assets and, since March 31, 2006, except as permitted by Article 5, has conducted and is conducting its business in compliance in all material respects with all Applicable Laws, including all Environmental Laws, of each jurisdiction in which its business is carried on and has held and maintained and will hold and maintain in good standing all Permits necessary to permit it to conduct its business or to own, lease or operate its properties and assets (including without limitation, any rights or registrations relating to any intellectual property rights) except where the failure to obtain any Permit would not have a material adverse effect;

(m) Financial Statements:

(i) the Financial Statements and Interim Financial Statements have been prepared in accordance with GAAP applied on a consistent basis during the periods involved, and fairly disclose in all material respects the financial position of Trifecta on a consolidated basis at December 31, 2005 and March 31, 2006, respectively, and the results of operations for the periods ended on those dates; and

(ii) since March 31, 2006 there have been no changes in the business, assets, operations, working capital or financial condition of Trifecta other than in the normal course of business;

(n) Undisclosed Liabilities: except as disclosed in the Financial Statements, the Interim Financial Statements or the Schedules to this Agreement, the Corporation and the Subsidiaries do not have any Liabilities which would be required by GAAP to be disclosed in a balance sheet of the Corporation or the Subsidiaries, except for Liabilities incurred in the ordinary course of business after March 31, 2006 and Bank Debt;

(o) Bank Debt: as at the date hereof, there is no outstanding Bank Debt, and at the Time of Closing, the Bank Debt will not exceed the aggregate amount of the Purchase Price Deductions;

(p) Indemnities and Guarantees: None of the Corporation or any Subsidiary has guaranteed, endorsed, assumed or indemnified, contingently or otherwise, the obligations or indebtedness of any Person other than in the ordinary course of the oil and gas business pursuant to Title and Operating Documents;

(q) Judgments and Claims: other than as set forth in Schedule C, (i) there are no judgments unsatisfied against the Corporation or any Subsidiary or any consent decrees or injunctions to which the Corporation or any Subsidiary is subject, (ii) to the knowledge of the Corporation or any Subsidiary, there are no Claims in existence or threatened against the Corporation or any Subsidiary or with respect to any of its assets or its business which could reasonably be expected to be material and (iii) to the knowledge of the Corporation, there is no basis upon which a material Claim could reasonably be expected to be made against the Corporation or any Subsidiary;

(r) Subsidiaries: the Corporation has two subsidiaries: TRC and the Partnership, and no others;

(s) Investments: None of the Corporation or any Subsidiary is a party to any agreements of any nature to acquire any shares of any corporation or to acquire, capitalize or invest in any business or entity other than any business or investment that is reasonably incidental to the ownership or operation of the Oil and Gas Assets in the ordinary course of business;

(t) Title to Partnership Interests:

(i) the Corporation is the registered and beneficial owner of 0.01% of the partnership interests in the Partnership, free and clear of all Encumbrances other than those that may arise by virtue of the Partnership Agreement;

(ii) TRC is the registered and beneficial owner of 99.99% of the partnership interests in the Partnership, free and clear of all Encumbrances other than those that may arise by virtue of the Partnership Agreement;

(u) Partnership Interests: except as set out in Subsections 3.2(t)(i) and 3.2(t)(ii), there are issued and outstanding:

(i) no partnership interests of the Partnership;

(ii) no securities of the Partnership or any other Person convertible or exchangeable or exercisable for rights (including pre-emptive rights), commitments, understandings or agreements to which the Partnership is a party or by which it is bound obligating the Partnership to issue, deliver, sell, purchase, assign, pledge, mortgage, charge, redeem or acquire partnership interests of the Partnership (or securities convertible, exchangeable or exercisable for partnership interests of the Partnership) on all or any portion of the Oil and Gas Assets or obligating the Partnership to grant, extend or enter into any such subscription, option, warrant, call, right, commitment, understanding or agreement;

(v) Partners of the Partnership: at all times since the formation of the Partnership, the only partners of the Partnership have been the Corporation and TRC;

(w) Non-Arm's Length Debt: no Affiliate, director, former director, officer or employee of Trifecta or any Person not dealing at "arm's length" (within the meaning of the Tax Act) with any such Person is indebted to Trifecta and Trifecta is not indebted to any such Person other than employees' salaries and benefits and reimbursements of employees' and directors reasonable expenses, in each case, in the ordinary course of business;

(x) Employees: all of the current Employees are separately listed in Schedule I and except as described therein:

(i) except for the Executive Employment Agreements dated **[INTENTIONALLY DELETED]** with each of **[INTENTIONALLY DELETED]**, **[INTENTIONALLY DELETED]** and **[INTENTIONALLY DELETED]**, none of the Corporation or any Subsidiary is a party to any written employment contracts, collective bargaining agreements or employee association agreements whether or not in writing;

(ii) none of the Corporation or any Subsidiary has conducted and is not now conducting any negotiations with any labour union or employee association;

(iii) none of the Corporation or any Subsidiary has any agreements, policies or understandings (written or oral, expressed or implied) with its Employees with respect to increases in their compensation;

(iv) Trifecta has complied, in all material respects with all of its obligations under Applicable Laws respecting employment including employment insurance payments, Canada Pension Plan payments, income tax withholding payments, Worker's Compensation payments, wages, overtime, vacation and hours of work, and there are no Claims, complaints, investigations or orders ongoing or threatened under Applicable Law regarding employment, including any Claims for wrongful dismissal or breach of human rights;

(v) the Corporation and the Partnership have not had and will, as of the Time of Closing, not have, any employees or consultants;

(y) Employee Plans: the only Employee Plans are the Health Plan and the Option Plan and:

(i) all contributions or premiums required to be made by Trifecta under the terms of each Employee Plan or by Applicable Law have been made in a timely fashion in accordance with Applicable Law and the terms of the Employee Plans, and Trifecta does not have, nor as of the Time of Closing will have, any Liability (other than Liabilities accruing after the Closing Date) with respect to any of the Employee Plans; and

(ii) all of the Employee Plans are and have been established, registered, funded, qualified, invested and administered, in all material respects, in accordance with their terms and Applicable Law;

(z) Consultants Agreements: Trifecta has provided the Purchaser with copies of all written agreements between Trifecta and their consultants and with Persons who are not at arm's length to Trifecta;

(aa) Workers' Compensation: each of the Corporation and its Subsidiaries have complied with all of their obligations under any applicable workers' compensation legislation, including payment of all amounts payable thereunder, and each of their respective accounts with all applicable workers' compensation boards or comparable bodies are in good standing;

(bb) Bank Accounts: at the Time of Closing, Trifecta will not have any bank accounts, term deposits or safety deposit boxes except those listed in Schedule H;

(cc) Office Lease: Trifecta has observed and performed its covenants and obligations under the Office Lease, the Office Lease is in good standing and, to the knowledge of Trifecta, the landlord thereunder has not given or threatened to give any notice of any default under or taken any action to amend, terminate or rescind the Office Lease and the consummation of the transactions contemplated by this Agreement will not give any Person the right to terminate the Office Lease,

provided that the transactions hereunder may give the lessor under the Office Lease the right to terminate the Office Lease;

(dd) Activities Since March 31: since March 31, 2006, neither the Corporation nor any Subsidiary has, except as permitted or contemplated by this Agreement:

(i) declared, authorized, paid or made any distribution or dividend (including distributions from Working Capital and payment of dividends in arrears) to any shareholder, director, officer, employee or third party, whether in cash, shares or otherwise;

(ii) made any material change in its accounting principles and practices;

(iii) reduced its stated capital in any manner;

(iv) purchased, acquired, cancelled or redeemed, or agreed to purchase, acquire, cancel or redeem, any of its outstanding Trifecta Shares;

(v) authorized or paid any:

(A) bonus or similar payment not in the ordinary course of business to any Employee, officer or director, including any amount in relation to completion of the transactions contemplated by this Agreement; or

(B) management or similar fee to any Affiliate, Employee, officer, director or third party who is not at arm's length to Trifecta;

(vi) entered into any material transaction not in the ordinary course of its business;

(vii) made any loans or advances, excluding loans and advances in accordance with the terms of operating agreements to which any of the Corporation or a Subsidiary is a party or by which it is bound and excluding routine advances to Employees for expenses incurred in the ordinary course;

(viii) issued, sold or agreed to issue or sell any shares, rights, options, warrants, partnership interests or other securities of the Corporation or any of the Subsidiaries;

(ix) altered any of the Employee Plans, except as required by Applicable Law; or

(x) entered into any transaction with the Vendors or any Person not dealing at arm's length with the Vendors;

(ee) No Shareholder Agreement: other than the Existing Shareholder and Employee Agreements, there exists no shareholder or other agreement which affects the transferability of the Shares and Trifecta and the Vendors are not a party to any voting trust agreement, unanimous shareholder agreement, "share pooling

agreement", or other contract, agreement, commitment, plan, or understanding restricting or otherwise relating to voting or dividend rights with respect to the Trifecta Shares;

(ff) Taxes: the Corporation and each of the Subsidiaries have duly and timely (i) made, prepared or filed all Tax Returns required to be made, prepared or filed by them and such Tax Returns are true, complete and accurate in all material respects (ii) paid all Taxes (including installments) due and payable by them, whether or not assessed by the appropriate Governmental Authority, and (iii) collected or withheld and remitted to the appropriate Governmental Authorities all Taxes required to be collected, withheld or remitted by it (including Taxes required to be withheld in respect of any amount paid or credited or deemed to be paid or credited by it to or for the account or benefit of any Person, including any Employees and non-resident Persons) and, to Trifecta's knowledge, there are no Claims threatened or pending against the Corporation or any of the Subsidiaries in respect of Taxes nor any basis therefor;

(gg) GST Registrant: each of the Corporation and its Subsidiaries are registrants for the purposes of the *Excise Tax Act* (Canada). The goods and services tax registration number of the Corporation, the Partnership and TRC are 871197208 RT0001, 861326106 RT0001 and 873063978 RT0001 respectively;

(hh) Debt Forgiveness: none of the Corporation or any Subsidiary has forgiven any debt or otherwise triggered any of the provisions of the Tax Act respecting debt forgiveness or agreed to do so and will not do so or agree to do so prior to the Time of Closing;

(ii) Agreements with Tax Authorities: none of the Corporation or any Subsidiary has entered into any agreement, waiver, extension or other arrangement with any taxation authority respecting Taxes payable by it or Tax Returns required to be filed by it'

(jj) Elections and Designations: none of the Corporation or any Subsidiary has made any elections or designations pursuant to any Applicable Law respecting Taxes except as disclosed in writing to the Purchaser prior to the date hereof or specifically provided for in the Tax Returns of Trifecta that have been made available to the Purchaser prior to the date hereof;

(kk) Discussions with Tax Authorities: none of the Corporation or any Subsidiary is engaged in any discussions or negotiations with any taxation authorities in respect of its Taxes nor is any Person acting on any of their behalf, engaged in any such discussions or negotiations;

(ll) Tax Years: each of the Corporation's and TRC's taxation year (as defined in the Tax Act) ends on December 31. The Partnership's fiscal period (as defined in the Tax Act) ends on January 1;

(mm) Tax Pools: the undepreciated capital cost of depreciable property ("**UCC**"), cumulative Canadian oil and gas property expense ("**CCOGPE**"), cumulative Canadian development expense ("**CCDE**"), share issue costs, non-capital losses

and cumulative Canadian exploration expense ("**CCEE**") of **TRC** has not been increased or decreased since January 1, 2006, except by the Corporation's and TRC's operations in the ordinary course of business. TRC's UCC, CCOGPE, CCDE, share issue costs, non-capital losses and CCEE balances, including successor pools, for the periods commencing January 1, 2006 were $747,266, $4,928,309, $6,064,061, $0, $416,504 and $3,471,840 respectively and the Corporation's UCC, CCOGPE, CCDE, share issue costs, non-capital losses and CCEE balances, including successor pools, for the periods commencing January 1, 2006 were $0. $0, $0, $0, $90,301, $70,869 and $0 respectively;

(nn) Taxable Canadian Corporation: each of the Corporation and TRC have been, are now, and will be at the Time of Closing, a taxable Canadian corporation within the meaning of subsection 89(1) of the Tax Act;

(oo) No Acquisition of Control: Except the Non-Resident Vendor and pursuant to this Agreement, for purposes of the Tax Act or any other applicable Tax statute, no Person or group of Persons has ever acquired or had the right to acquire control of the Corporation;

(pp) No Acquisitions at Below Fair Market Value: The Corporation has not acquired property from a non-arm's length Person, within the meaning of the Tax Act, for consideration, the value of which is less than the fair market value of the property acquired in circumstances which could subject it to a liability under section 160 of the Tax Act;

(qq) Non-Arm's Length Dealings with Non-Resident Persons: For all transactions between the Corporation and any non-resident Person with whom the Corporation was not dealing at arm's length during a taxation year commencing after 1998 and ending on or before the Closing Date, the Corporation has made or obtained records or documents that meet the requirements of paragraphs 247(4)(a) to (c) of the Tax Act;

(rr) No Claims: none of the Corporation or any Subsidiary has received notice of any Claim and is not aware of any Claim which affects or could reasonably be expected to affect the consummation of the transactions contemplated by this Agreement. There is no Claim, arbitration, investigation or other proceeding pending, or to Vendor's knowledge threatened against any of the Corporation or the Subsidiaries, or any of their respective assets before any court, arbitrator or a Governmental Authority; and none of the Corporation or the Subsidiaries are subject to any outstanding injunction, judgment, order, decree or ruling;

(ss) No Finder's Fees: none of the Corporation or any Subsidiary have incurred any obligation or liability, contingent or otherwise, for broker's or finder's fees in respect of the transactions contemplated hereby other than fees payable to **[INTENTIONALLY DELETED]** pursuant to a letter dated **[INTENTIONALLY DELETED]**, a copy of which has been provided to Purchaser; and

(tt) No Declared, Unpaid Dividends: Trifecta has not declared any dividends or agreed to make any other distributions, including distributions from Working Capital that were not paid in full prior to March 31, 2006.

3.3 Representations Regarding the Assets

Trifecta represents and warrants to the Purchaser that as at the date hereof and as at the Time of Closing (unless another time has been specified)::

(a) Title: the Oil and Gas Assets, the Office Lease and the Working Capital are free and clear of all Encumbrances created by, through or under the Corporation or any Subsidiary or of which any of them are aware, other than Permitted Encumbrances, provided that, Trifecta does not make any representation or warranty with respect to its title to any of the Assets;

(b) Take or Pay Obligations: none of the Corporation or any Subsidiary has any Take or Pay Obligations;

(c) Environmental and Reclamation Liabilities: except as disclosed in Schedule C:

(i) none of the Corporation or any Subsidiary has received notice of any Environmental Claim by any Person, which Environmental Claim remains outstanding or unresolved as at the date hereof;

(ii) to the knowledge of Trifecta, there are no threatened or pending Environmental Claims, nor any basis upon which an Environmental Claim may be made;

(d) Compliance with Environmental Laws: except as disclosed in Schedule C, where the Corporation or any Subsidiary was the operator, every operation in respect of the Oil and Gas Assets (including abandonment of wells) was conducted, in all material respects, in compliance with all applicable Environmental Laws in effect at the time the operation was conducted and where the Corporation or any Subsidiary was not the operator, to the knowledge of Trifecta, every operation in respect of the Oil and Gas Assets (including abandonment of wells) was conducted, in all material respects, in compliance with all applicable Environmental Laws in effect at the time the operation was conducted;

(e) Product Contracts: every Product Contract to which Trifecta is a party or by which it is bound, which has a term of more than thirty-one (31) days and which is not terminable without penalty on notice of thirty-one (31) days or less is listed in Schedule D;

(f) Hedging Contracts: None of the Corporation or any Subsidiary is a party to any Hedging Contracts;

(g) Material Contracts: Schedule D sets out a complete list of the Material Contracts;

(h) Good Oilfield Practices: all operations in respect of the Oil and Gas Assets for which the Corporation or any Subsidiary was the operator have been conducted in

accordance with good oilfield practices and Applicable Laws in all material respects and, to the knowledge of Trifecta, all operations in respect of the Oil and Gas Assets for which a Person other than the Corporation or any Subsidiary was the operator were conducted in accordance with good oilfield practices and Applicable Laws in all material respects including abandonment operations;

(i) Compliance with Laws: except as disclosed in Schedule C:

(i) to the knowledge of Trifecta, the Oil and Gas Assets and their current use are not in violation of any Applicable Laws in any material respect; and

(ii) None of the Corporation or any Subsidiary is in material violation of any Applicable Laws in any respect;

provided that Trifecta makes no representation or warranty, express or implied, with respect to Taxes except as set forth in Section 3.2 or Environmental Laws except as set forth in Subsections 3.3(c) and 3.3(d);

(j) Insurance: The Corporation and the Subsidiaries maintain the insurance described in Schedule G;

(k) Permits: except to the extent which, in any case, is not material, (i) all Permits required in respect of the Oil and Gas Assets for which the Corporation or any Subsidiary is the operator have been issued or obtained and are in full force and effect and there is no breach or violation thereof and (ii) to the knowledge of Trifecta, all Permits required in respect of the other Oil and Gas Assets have been issued or obtained and are in full force and effect and there is no breach or violation thereof;

(l) Proprietary Rights: Trifecta has ownership of, or valid licences to use, all trademarks, copyrights, patents and other proprietary rights and intellectual property (including seismic data) used in its business. To Vendor's knowledge, the operation of the business of Trifecta does not infringe any patent, copyright, trademark or other proprietary rights of others and the Corporation and each of the Subsidiaries has not received any notice from any third party of any such alleged infringement by the Corporation or any Subsidiary.

(m) All Royalties Paid: all *ad valorem*, property, royalties, production, severance and similar taxes and assessments based on or measured by the ownership of the Oil and Gas Assets or the production of Petroleum Substances or the receipt of proceeds therefrom payable by Trifecta in respect of the Oil and Gas Assets have been paid and discharged in accordance with good oilfield practice, except where the failure to make payment would not have a material adverse effect on the Oil and Gas Assets;

(n) No Reductions in Interest: none of the Oil and Gas Assets is subject to reduction by virtue of the conversion or other alteration of the interest of any third party claiming by, through or under any of the Corporation or a Subsidiary or of which any of them are aware, except as disclosed in Schedule E;

(o) Compliance With Title and Operating Documents: to the knowledge of Trifecta, each of the Corporation and the Subsidiaries has performed, observed and satisfied all of its material duties, liabilities, obligations and covenants required to be performed, observed and satisfied by it under the Title and Operating Documents;

(p) Leased Tangibles: none of the Tangibles whose value is material is leased;

(q) Condition: to the knowledge of Trifecta, all Tangibles are in suitable condition for the purpose for which they are currently being used and any of the Tangibles which, in accordance with good engineering practices or in compliance with Applicable Laws, should have been replaced or repaired prior to the date hereof has been replaced or repaired;

(r) Expenditure Commitments: except as otherwise disclosed in Schedule L, there are no authorizations for expenditure or other contracts or commitments which require the Corporation or any Subsidiary to expend funds in respect of the Assets nor is Trifecta aware of any such expenditures or commitments except routine operation and maintenance costs;

(s) No Adverse Change: since March 31, 2006, there has been no Material Adverse Change;

(t) Disclosure: Trifecta has made available to the Purchaser all information in its possession or control that is not in the public domain and is reasonably required to evaluate and assess Trifecta, the Working Capital, the Oil and Gas Assets, Trifecta's Liabilities and Trifecta's business;

(u) No Off-set Obligations: to the knowledge of Trifecta, none of the Oil and Gas Leases is subject to any offset obligations (including obligations to drill wells, surrender rights or pay compensatory royalty);

(v) Outstanding Drilling Obligations: to the knowledge of Trifecta, except as set forth in Schedule L, Trifecta is not subject to any outstanding obligation to drill or participate in the drilling of any wells upon the Lands;

(w) Production Penalties: to the knowledge of Trifecta, excepting production limits of general application in the oil and gas industry and Permitted Encumbrances: (i) none of the wells on the Lands is subject to production or other penalties imposed by the Oil and Gas Leases or by any other agreements and documents to which the Assets are subject, or by any of the Applicable Laws; (ii) each well on the Lands which has been drilled for the purpose of producing Petroleum Substances therefrom has been drilled at a location for which an off-target production penalty is not applicable under the Applicable Laws; (iii) each well on the Lands has the requisite area allocated to such well as a spacing unit under the Applicable Laws for drilling and producing such well; and (iv) each well has not been produced in excess of applicable production allowables imposed by the Applicable Laws and there is no pending change in such production allowable, other than as may generally be applicable pursuant to a change in the Applicable Laws;

(x) Areas of Mutual Interest and Areas of Exclusion: except as disclosed in Schedule Q, there are no areas of mutual interest or area of exclusion provisions binding on any of the Corporation or any Subsidiary;

(y) Rights of First Refusal: no rights of first refusal, pre-emptive purchase rights or similar rights applicable to the Assets have been triggered by this Agreement and none will be triggered by the completion of the transactions contemplated hereby;

(z) No Change of Control Provisions: There are no provisions of any contracts to which the Corporation or any Subsidiary is a party or by which they are bound, which individually, or in the aggregate will be material because of the transfer of the Trifecta Shares to the Purchaser pursuant hereto, including provisions of seismic licensing agreements which will require the payment of a fee because of such transfer; and

(aa) No Gas Balancing or Underlift-Overlift Agreements: except agreements listed in Schedule D, none of the Corporation or any Subsidiary is a party to, and to the knowledge of Trifecta there does not exist, any gas balancing, gas banking, underlift-overlift or similar agreements or arrangements which (i) pertain to the Oil and Gas Assets (ii) entitle a Person to take a share of Petroleum Substances produced from the Lands or lands pooled or unitized therewith in excess of its working interest or unit interest (as applicable) in such lands to which Trifecta would otherwise be entitled by virtue of its working interest or unit interest (as applicable) in such lands and (iii) has arisen as a result of (A) Trifecta or any of its predecessors in interest having previously taken more than its working interest or unit interest (as applicable) share of production from such lands or (B) such Person having injected Petroleum Substances into such lands or (C) Trifecta or any of its predecessors in interest having agreed to deliver Petroleum Substances from such lands to such Person in exchange for Petroleum Substances delivered by such Person to Trifecta or its predecessor in interest prior to the date hereof.

3.4 Negation

The Vendors and Trifecta make no representations or warranties except as and to the extent set forth in Sections 3.1, 3.2 and 3.3. The Vendors and Trifecta shall not be liable (whether in contract, in tort or otherwise) for any other covenant, representation, warranty, opinion, advise or statement which may have been made in any document or instrument relative hereto, or otherwise communicated to the Purchaser or the Purchaser in any manner including, without limitation, any information or opinion which may have been provided to the Purchaser or the Purchaser or their respective employees, agents, legal counsel or other representatives by the Vendors, Trifecta or their employees, agents, legal counsel or other representatives or otherwise. The Purchaser acknowledges and confirms that it has performed its own due diligence and, except for reliance on the representations and warranties contained in Sections 3.1, 3.2 and 3.3, the Purchaser has relied, and will continue to rely, upon its own engineering and other evaluations and projections as the same relate to Trifecta or the Assets and on its own inspection of all other physical property and assets which comprise the Assets.

3.5 Purchaser's Representations and Warranties

The Purchaser represents and warrants to the Vendors and Trifecta that:

(a) Incorporation: the Purchaser is a body corporate, duly incorporated, organized and subsisting under the laws of Alberta;

(b) Corporate Authority: the Purchaser has the corporate power and authority to enter into and deliver this Agreement and to complete the transactions contemplated hereby;

(c) No Finder's Fees: the Purchaser has not incurred any obligation or liability, contingent or otherwise, for broker's or finder's fees in respect of the transactions contemplated hereby for which the Vendors shall have any obligation or liability;

(d) Purchaser acting as Principal: the Purchaser is purchasing the Trifecta Shares pursuant hereto as principal;

(e) Due Execution and Enforceability: this Agreement has been executed and delivered by the Purchaser and, if duly executed and delivered by the Vendors and Trifecta, constitutes the Purchaser's valid and binding obligations enforceable in accordance with its terms, subject to bankruptcy, insolvency, preference, reorganization, moratorium and other similar laws affecting creditors' rights generally and the discretion of courts with respect to equitable and discretionary remedies and defenses;

(f) Due Authorization and no Violations: the execution and delivery of this Agreement and the completion of the transactions contemplated hereby have been duly authorized by all necessary corporate action on the part of the Purchaser and do not and will not violate or conflict with any Applicable Law or the articles of incorporation or by-laws of the Purchaser;

(g) Required Approvals: there are no approvals, consents or waivers required to obtained by the Purchaser in respect of the execution and delivery of this Agreement or the completion of the transactions contemplated by this Agreement other than the Competition Act Approval; and

(h) Investment Canada Act: the Purchaser is a "Canadian" as defined in the *Investment Canada Act*, R.S.C. 1985, c., 28 (1st Suppl.).

ARTICLE 4
TAX MATTERS AND PURCHASE PRICE DEDUCTIONS

4.1 Withholding Tax

The Purchaser, the Non-Resident Vendor and the Escrow Agent shall enter into the Escrow Agreement for purposes of making the required withholdings and remittances of tax pursuant to Section 116 of the Tax Act. The Purchaser shall withhold the Withholding Tax Escrow Amount from the portion of the Purchase Price allocated and payable to the Non-Resident Vendor and shall pay and deliver the Withholding Tax Escrow Amount in trust to the

Escrow Agent at Closing. The Escrow Agent shall deposit the Withholding Tax Escrow Amount in an interest bearing trust account and shall release and disburse the Withholding Tax Escrow Amount in accordance with the terms of the Escrow Agreement. Except as provided herein, the Purchaser shall not withhold any portion of the Purchase Price on account of its obligations under Section 116 of the Tax Act.

4.2 Tax Returns

Vendors will cause to be prepared and timely filed all Tax Returns for the Corporation and TRC for all periods ending on or before December 31, 2005. Purchaser shall and shall cause the Corporation and TRC to, cooperate fully in the preparation and filing of such Tax Returns.

4.3 Tax Liability

Purchaser shall be entitled to deduct from the Base Price all Taxes payable by the Corporation and TRC relating to their taxation years ending on or before December 31, 2005 that have not been paid prior to Closing. Purchaser shall be liable for payment of, and cause to be timely paid, all Taxes of the Corporation and TRC in respect of periods ending after December 31, 2005 and shall be entitled to refunds, if any, of Taxes paid by the Corporation and TRC.

4.4 Adjustments to Base Price

(a) The Base Price will be adjusted, without duplication, upward by the amount of any positive Working Capital and downward by the amount of any negative Working Capital.

(b) The Base Price will be adjusted, without duplication, downward by the aggregate amount of the Purchase Price Deductions set forth in Schedule "O".

(c) The Trifecta Options Payment for each Resident Vendor and the amount of the Purchase Price payable to each Vendor of the Trifecta Shares shall be calculated on the basis of the price per share formula set forth below and consistent with the example set forth in Schedule S:

Base Price – Other Adjustments – [Options1 x (p-$1.00)] – [Options2 x (p-$1.13)] = Trifecta Shares x p

To determine "p" – the Purchase Price per Trifecta Share, the following calculations are required:

Base Price – Other Adjustments – Options1p+ Options1 – Options2p +1.13Options2 = Trifecta Shares x p

Base Price – Other Adjustments +Options1 +(1.13 x Options2) = Trifecta Sharesp + Options1p + Options2p

Base Price – Other Adjustments +Options1 + (1.13 x Options2) divided by the aggregate of the Trifecta Shares and Options1 and Options2

Where:

Other Adjustments =	the Purchase Price Deductions other than the Trifecta Options Payment – Working Capital
Options1=	Aggregate number of Trifecta Options outstanding with a $1.00 exercise price

Options2 =	Aggregate number of Trifecta Options outstanding with a $1.13 exercise price
Trifecta Shares =	Aggregate number of Trifecta Shares outstanding (excluding Options1 and Options2)

and the sum of each payment in respect of:

(i) the Trifecta Options in the aggregate shall constitute the Trifecta Options Payments; and

(ii) the Trifecta Shares in the aggregate shall constitute payment of the Purchase Price to the Vendors for the Trifecta Shares.

(d) No later than 5 Business Days before Closing, Vendors will deliver to Purchaser a statement setting forth:

(i) the Base Price, the Working Capital, each of the Purchase Price Deductions, the Purchase Price, the calculation of the Trifecta Options Payments to each Resident Vendor described in Section 4.4(c), and the calculation of the Purchase Price payment to each Vendor described in Section 4.4(c); and

(ii) the Payout Statement;

(collectively, the "**Closing Statements**").

(e) The Parties shall cooperate in reaching agreement on the amounts specified in the Closing Statements and upon reaching agreement on the aggregate amount of the Working Capital and Purchase Price Deductions, the Base Price shall be adjusted at Closing by the amount so agreed.

(f) If the Parties fail to reach agreement on the Working Capital and Purchase Price Deductions in accordance with Section 4.4(e), then the Parties shall, as soon as possible after such disagreement is identified, submit the matter to a mutually agreeable accounting firm (the "**Third Party Accountants**") for final determination. The decision of the Third Party Accountants shall be final and binding upon the Parties. The Parties shall each submit to the Third Party Accountants all relevant information in their possession regarding the matter in dispute and shall use all reasonable efforts to supply such further information as may be requested, from time to time, by the Third Party Accountants. The Third Party Accountants shall be required to render their decision in respect of the dispute within 5 Business Days of being supplied all information in respect thereof, and shall be jointly instructed as such by the Parties. The Closing Date shall be extended until the date that is 3 Business Days following the date the Third Party Accountants render their decision. The Base Price shall be adjusted on the Closing Date by the amount specified in the Third Party Accountants' decision. Each of the Parties shall bear its own expense in connection with this dispute resolution procedure and shall each bear equally the expenses of the Third Party Accountants.

ARTICLE 5
PRE-CLOSING PERIOD

5.1 Operations Generally

During the Pre-Closing Period, Trifecta shall conduct its business in the ordinary course in substantially the same manner as prior to the date hereof. Notwithstanding the foregoing, without the prior approval of the Purchaser (which will not be unreasonably withheld or delayed), or except as otherwise expressly permitted hereby, Trifecta will not during the Pre-Closing Period:

(a) other than as set forth in Schedule L, commit to any capital expenditure or series of related capital expenditures if Trifecta reasonably expects that such expenditure or series of related expenditures will exceed $25,000 net to the Corporation;

(b) other than as contemplated by Sections 5.7 and 15.1, amend or terminate any Material Contract or Product Contract or enter into any Product Contract that is not terminable on notice of thirty-one (31) days or less or enter into any Hedging Contract or other Material Contract;

(c) sell, transfer or dispose of, or grant an Encumbrance on or in respect of, the whole or any part of the Assets, except the creation of Permitted Encumbrances in the ordinary course of business;

(d) enter into any transaction not in the ordinary course of its business;

(e) incur any indebtedness for borrowed money, issue any debt securities, or assume, guarantee, endorse or otherwise be responsible for the obligations of any other Persons except draws or advances under the Loan Agreement to fund expenses incurred in the ordinary course of business or the capital program set forth in Schedule L or to effect the Trifecta Options Payment or severance payments specified in Section 10.1(a);

(f) make bans or advances to any Person, excluding routine advances to Employees for expenses incurred in the ordinary course;

(g) issue, sell or agree to issue or sell any shares, rights, options, warrants, or other securities of the Corporation or any Subsidiary other than pursuant to Section 2.4;

(h) purchase, cancel, retire, redeem or otherwise acquire any of the shares or securities of the Corporation or any Subsidiary except pursuant to the exercise of Trifecta Options listed on Schedule A;

(i) change, amend or modify any of the Corporation's or TRC's articles of amalgamation, articles of incorporation or by-laws or change, amend or modify any of the Partnership's declaration of partnership or Partnership Agreement;

(j) declare, set aside, make or pay any dividend or other distribution (including any distribution out of Working Capital) in respect of the shares of the Corporation or TRC or in respect of the partnership interests of the Partnership;

(k) alter any of the Employee Plans, except as required by Applicable Law;

(l) increase the salaries, benefits, fees or other compensation payable to any of its directors, officers or employees or otherwise alter the terms of their employment by Trifecta;

(m) pay any bonuses or similar payments to any of its directors, officers or employees in relation to completion of the transactions contemplated by this Agreement;

(n) enter into any new employment contract or Employee Plan;

(o) except as contemplated by Section 10.1 of this Agreement, terminate the employment of any Employee, except with cause or terminate any consulting contract or arrangement with any consultant of Trifecta;

(p) change bookkeeping, record keeping or accounting methods or procedures;

(q) except where Trifecta is in good faith contesting same (with appropriate reserves) fail to pay when due (i) any trade payable within sixty (60) days or (ii) when due any payments required by any indentures, mortgages, financing arrangements, loan agreements or similar arrangements; or

(r) agree to do any of the foregoing.

5.2 Preservation of Business

Trifecta shall use reasonable efforts to preserve its business intact and to preserve the goodwill of customers and others having business relations with Trifecta.

5.3 Insurance

During the Pre-Closing Period, Trifecta shall maintain the insurance specified in Schedule G or substantially similar insurance.

5.4 Due Diligence

Trifecta shall permit the Purchaser and its legal counsel and authorized representatives to have access to all of Trifecta's books, records and files, including Tax Returns, Tax assessments and filings upon reasonable notice and during normal business hours during the Pre-Closing Period for purposes of performing due diligence with respect to Trifecta, its assets, affairs, Taxes and title to the Oil & Gas Assets. Subject to Article 15, the provisions of the Confidentiality Agreement shall continue to be applicable to any information made available by Trifecta pursuant to the provisions of this Agreement.

5.5 Non-Solicitation

Trifecta and each of the Vendors severally covenants that during the Pre-Closing Period, it will not, and will not authorize or permit any of their Affiliates or any of its or their officers, employees, representatives or agents to, directly or indirectly, solicit, initiate, or encourage the submission of either inquires, proposals, or offers from any potential buyer relating to Trifecta, the Assets, any of the Trifecta Shares or any of the Trifecta Options; participate in any

discussions or negotiations regarding, furnish any information with respect to, assist or participate in, or facilitate in any other manner any attempt by any person or entity to acquire Trifecta, the Assets, any of the Trifecta Shares or any of the Trifecta Options or accept any offer to purchase or agree to sell Trifecta, any of the Assets (other than in the ordinary course of business), any of the Trifecta Shares or any of the Trifecta Options. Upon execution of this Agreement, Trifecta covenants and agrees to use all commercially reasonable efforts to, and to cause its advisors to use all commercially reasonable efforts to, enforce Trifecta's rights to retrieve or destroy all information disclosed to other prospective bidders pertaining to the Corporation, the Subsidiaries, their business, financial condition, operating results or assets, as part of the competitive bid process.

5.6 Co-operation during Pre-Closing Period

During the Pre-Closing Period, Trifecta and the Purchaser will co-operate in facilitating:

(a) ratification by Trifecta's shareholders and directors in a manner satisfactory to the Purchaser acting reasonably, of certain historical corporate actions taken by Trifecta that Purchaser reasonably requires to cure deficiencies in the records of Trifecta discovered during Purchaser's due diligence;

(b) the orderly transition of management and administration of Trifecta's business in a manner, satisfactory to the Purchaser acting reasonably and that is consistent and compatible with the manner in which the Purchaser currently conducts its business.

5.7 Title Matters

(a) Purchaser shall conduct is review and inspection of the title to the Oil and Gas Assets with reasonable diligence.

(b) Upon becoming aware, and in any event not later than 5 days prior to the Closing Date, Purchaser shall give the Corporation written notice of the Title Defects which are not Permitted Encumbrances and which Purchaser does not waive. Such notice shall specify such Title Defects in reasonable detail and the Oil and Gas Assets directly affected thereby (the "**Affected Assets**"). Such notice shall include Purchaser's bona fide estimate of the reduction in value of the Affected Assets resulting from each Title Defect, broken down on an asset by asset basis.

(c) If the Corporation receives a notice pursuant to Section 5.7(b), the Corporation shall, to the extent it agrees with such notice pursuant to Section 5.7(d), make reasonable efforts to cure such Title Defects not later than 3 days prior to the Closing Date, provided that such reasonable efforts shall not require the Corporation to make any payment with respect to the curing of any such Title Defect.

(d) If the Corporation receives a notice pursuant to Section 5.7(b), then within 3 days of such receipt, the Corporation shall provide notice to Purchaser as to whether it agrees with the existence of one or more Title Defects, Purchaser's estimate of the reduction in value of the Affected Assets affected by such Title Defects, and if it does not agree, provide its reasons regarding the non-existence of one or more

Title Defects, and Purchaser's estimate of the reduction in value of the Affected Assets affected by such Title Defects.

5.8 Uncured Title Defects

(a) If the Corporation receives a notice pursuant to Section 5.7(b) in respect of Title Defects and does not cure such Title Defects (the "**Uncured Title Defects**") then:

(i) if the cumulative amount by which the value of the Affected Assets has been reduced as a result of the Uncured Title Defects is less than or equal to $500,000, Purchaser shall complete the purchase of the Trifecta Shares without adjustments to the Base Price on account of such Title Defects;

(ii) subject to Section 5.8(a)(iii), if the cumulative amount by which the value of the Affected Assets has been reduced as a result of the Uncured Title Defects is greater than $500,000, Purchaser may elect on or before the Closing Date to:

(A) with the agreement of the Corporation, grant a further period of time within which the Corporation may cure or remove the Uncured Title Defects;

(B) waive the Uncured Title Defects and proceed with Closing; or

(C) not waive the Uncured Title Defects, in which event the Base Price (by adjustment to the Base Price) shall be reduced by the value agreed to in accordance with Section 5.7(d) or determined in accordance with Section 5.8(b) which is above $500,000 and proceed with Closing; and

(iii) if the cumulative amount by which the Base Price has been reduced as a result of the Uncured Title Defects not waived by Purchaser is equal to or greater than $15,000,000, then Vendors or Purchaser may elect to terminate this Agreement in its entirety by written notice to the other no later than one Business Day prior to Closing.

Failure by Purchaser to elect or to elect in a timely manner shall be conclusively deemed to be an election to waive all Uncured Title Defects.

(b) If the Corporation delivers a notice regarding Title Defects pursuant to Section 5.7(d) disagreeing with Purchaser on the validity or the amount of a Title Defect, then for purposes of the allocation of value to any particular portion of the Oil and Gas Assets for the purposes of Section 5.8(a), the Corporation and Purchaser shall meet and use reasonable efforts to agree on the validity of the Title Defect and the amount of any required adjustment to the Base Price. In determining any required adjustment to the Base Price, it is the intent of the Parties to include, when possible, only that portion of the Oil and Gas Assets adversely affected by the Uncured Title Defect. If the Parties cannot mutually agree on the adjustment to the Base Price for an Uncured Title Defect, then within 3 Business Days of notice of disagreement being given by the Corporation to Purchaser pursuant to Section

5.7(d), each Party shall submit the determination of the reduction in the value of the Oil and Gas Assets adversely affected by the Uncured Title Defects (which, in the case of Purchaser, need not be, but may not be higher than, the reduction in values of such Affected Assets set forth in its notice delivered in accordance with Section 5.7(b) or which, in the case of the Corporation, need not be, but may not be lower than, the reduction in values of such Affected Assets set forth in its notice delivered in accordance with Section 5.7(d), together with a written statement as to how such reduction in values was determined, to the Title Evaluator, together with written instructions that:

(i) the Title Evaluator, to the extent that it may be necessary, may engage an independent expert to advise the Title Evaluator on the value of an Uncured Title Defect;

(ii) the Title Evaluator, in accordance with good legal, engineering and evaluation practices, shall determine the validity of the Title Defect and shall select a value for each of the Affected Assets from and based only upon the written statements and values submitted by the Parties to the Title Evaluator, provided that the Title Evaluator must select either Purchaser's or Vendor's proposed value and shall not be entitled to propose a compromise settlement;

(iii) such evaluation must be completed within 5 Business Days from the date of submission and the Closing Date shall be extended until such evaluation is completed; and

(iv) in the event the aggregate values for the Title Defects are agreed or determined by the Title Evaluator to be equal to or greater than $15,000,000, then either Vendor or Purchaser may elect to terminate this Agreement in its entirety by written notice to the other.

The fees and other costs to be paid to the Title Evaluator in respect to the services performed by it shall be borne in equal shares by Vendors and Purchaser. If a party fails to provide a written statement of reduction in value to the Title Evaluator together with its written instructions as set out herein, then the Title Evaluator shall select the other Party's determination of reduction in value and the transaction shall proceed.

5.9 Pre-Acquisition Reorganization

(a) The Corporation covenants and agrees, upon written request by the Purchaser to be delivered not later than 15 days from the date of this Agreement (the "**Reorganization Notice**"), and at the expense of the Purchaser, to cause the Corporation and TRC to merge their business, operations and assets not later than 5 days after the date of the Reorganization Notice, in the manner that Purchaser may request (the "**Pre-Acquisition Reorganization**"). Upon receipt of the Reorganization Notice, each of the Corporation, TRC and the Partnership shall work co-operatively and use reasonable commercial efforts to prepare, prior to the date that is 5 days from the date of the Reorganization Notice, all documentation

necessary, and to do all such other acts and things as are reasonably necessary, to give effect to such Pre-Acquisition Reorganization.

(b) The Parties recognize that in the event that Closing does not occur and the Corporation has effected the Pre-Acquisition Reorganization pursuant to this Section 5.9, for income tax purposes the taxation year of TRC commencing January 1, 2006 would end on or about the time of the Pre-Acquisition Reorganization (the "**Reorganization Taxation Year**"), and TRC or its successor would have a taxation year commencing on or about the time of the Pre-Acquisition Reorganization and ending on December 31, 2006 (the "**New Taxation Year**") (assuming that TRC or its successor would continue to have a taxation year ending on December 31.) The Parties recognize that any capital cost allowance and resource deductions associated with capital expenditures incurred by TRC or its successor during the New Taxation Year would not be available to reduce the income or taxable income of TRC for the Reorganization Taxation Year. Therefore, in the event that Closing does not occur due to the breach by Purchaser or the exercise by Purchaser of a right of termination under this Agreement, and the Corporation has effected the Pre-Acquisition Reorganization pursuant to this Section 5.9, the Purchaser agrees to be liable for, and shall indemnify and save harmless the Corporation from and against the amount resulting from the following calculation:

(i) all Taxes payable by TRC for the Reorganization Taxation Year, reduced by

(ii) all Taxes that would have been payable by TRC for the Reorganization Taxation Year if :

(A) the capital expenses, if any, related to the business of the Partnership and incurred by TRC or its successor during the period of time commencing immediately after the time of the Pre-Acquisition Reorganization and ending December 31, 2006 would have been incurred by TRC during the Reorganization Taxation Year, and if in computing its income or taxable income for the Reorganization Taxation Year, TRC would have claimed the maximum amount available to be deducted in respect of such capital expenses, and

(B) the capital expenses referred to in (A) excluded capital expenses in relation to tangible property transferred to the Partnership prior to January 1, 2007 or that would have been transferred to the Partnership under TRC's current policy of transferring properties to the Partnership once they become producing properties.

ARTICLE 6
CONDITIONS

6.1 Conditions for the Benefit of the Purchaser

(a) The Purchaser's obligations to buy the Trifecta Shares pursuant hereto is subject to the following conditions (which are for the exclusive benefit of the Purchaser) being satisfied:

(i) the representations and warranties set forth in Sections 3.1, 3.2 and 3.3 (which for the purposes of this Section 6.1(a)(i) shall be read as if none of them contained any materiality, material adverse effect or Material Adverse Change qualifications) shall be true and correct as at the date hereof and as at the Time of Closing except to the extent that is not, in the aggregate, material;

(ii) the Vendors and Trifecta shall have performed or complied with all covenants in this Agreement to be performed or complied with by them at or prior to the Time of Closing pursuant hereto;

(iii) other than as previously agreed to in writing by the Purchaser, there shall not have occurred during the Pre-Closing Period any Material Adverse Change;

(iv) at Closing Trifecta and the Vendors shall have delivered all items which each of them are required to deliver pursuant to Sections 7.1, 7.2 and 7.3;

(v) prior to the Time of Closing, no court or Government Authority shall have issued an order, decree or ruling or taken any other action restraining, enjoining or otherwise prohibiting any of the transactions contemplated hereby which have not been vacated;

(vi) prior to the Time of Closing, all Trifecta Options shall have been exercised or repurchased in accordance with Section 2.4;

(vii) the **[INTENTIONALLY DELETED]** shall have delivered, in a form reasonably satisfactory to Purchaser, a written Payout Statement to the Purchaser setting forth the amount of the Bank Debt as at the Closing Date and stating that, upon receipt of payment of such amount on the Closing Date, the **[INTENTIONALLY DELETED]** will provide a written confirmation, in a form reasonably satisfactory to Purchaser, (the "**Bank Release**") addressed to Trifecta and the Purchaser at the Closing stating the Bank Debt has been repaid in full, and containing a discharge (which may not be in registrable form) of all Security Interests held by the Bank as security for the Bank Debt and an undertaking to provide (at Trifecta's expense) registrable discharges of such Security Interests; and

(viii) neither Vendors nor the Purchaser shall have exercised their right to terminate the Agreement in accordance with Section 5.8(a)(iii).

(b) If either of the conditions set forth in Section 6.1(a) (i) or (ii) are not satisfied at the Time of Closing or waived by the Purchaser, the Purchaser may, at or prior to the Time of Closing, but not after that time, at its sole option:

(i) if the reduction in the value of the Trifecta Shares caused by or resulting from: (A) the untruth or inaccuracy of the representations and warranties set forth in Sections 3.1, 3.2 and 3.3 at the Time of Closing; or (B) Vendors' or Trifecta's non-performance of covenants required to be performed by them at or prior to the Time of Closing; is not material, Purchaser shall complete the purchase of the Trifecta Shares without adjustments to the Base Price on account of such untruth or inaccuracy;

(ii) if the reduction in the value of the Trifecta Shares caused by or resulting from: (A) the untruth or inaccuracy of the representations and warranties set forth in Sections 3.1, 3.2 and 3.3 at the Time of Closing; or (B) Vendors' or Trifecta's non-performance of covenants required to be performed by them at or prior to the Time of Closing; is material, Purchaser may elect on or before the Closing Date to:

(A) with the agreement of Trifecta grant a further period of time within which Trifecta may cure the untruth or inaccuracy or non-performance;

(B) waive the misrepresentations or non-performance and proceed with Closing; or

(C) not waive the misrepresentations or non-performance and proceed with Closing, in which event and subject to Subsection 6.1(b)((ii)(D), the Base Price (by adjustment to the Base Price) shall be reduced by the amount such reduction in value is greater than $500,000;

(D) rescind this Agreement by notice to Trifecta if such reduction in value is equal to or greater than $2,500,000, in which event Section 13.1 will be applicable;

(c) If any of the conditions set forth in Section 6.1(a)(iii) to (viii) are not satisfied at the Time of Closing or waived by the Purchaser, the Purchaser may, at or prior to the Time of Closing, but not after that time, at its sole option:

(i) rescind this Agreement by notice to Trifecta, in which event Section 13.1 will be applicable;

(ii) waive such condition in whole or in part and proceed with Closing without prejudice to any of its rights in the event of non-performance of any other term, covenant or condition in whole or in part.

6.2 Conditions for the Benefit of the Vendors

(a) The Vendors' obligations under Article 2 are subject to the following conditions (which are for the exclusive benefit of the Vendors) being satisfied:

(i) the representations and warranties set forth in Section 3.5 shall be true and correct at the Time of Closing with the same force and effect as if made at and as of such time, except to the extent that is not material in the aggregate;

(ii) the Purchaser shall have performed or complied with all of the terms, covenants and conditions of this Agreement to be performed or complied with by the Purchaser at or prior to the Time of Closing pursuant hereto, except to the extent that is not material in the aggregate;

(iii) at Closing, the Purchaser shall have delivered all items it is required to deliver pursua nt to Section 7.4;

(iv) prior to the Time of Closing, no court or Government Authority shall have issued an order, decree or ruling or taken any other action restraining, enjoining or otherwise prohibiting any of the transactions contemplated hereby which has not been vacated; and

(v) neither Vendors nor the Purchaser shall have exercised their right to terminate the Agreement in accordance with Section 5.8(a)(iii).

(b) If any of the conditions set forth in Section 6.2(a) (i) or (ii) are not satisfied, the Vendors may, at or before the Time of Closing but not after that time, in their sole option:

(A) with the agreement of Purchaser grant a further period of time within which Purchaser may cure the untruth or inaccuracy or non-performance;

(B) waive the misrepresentations or non-performance and proceed with Closing;

(c) If any of the conditions set forth in Section 6.2(a) (iii) to (v) are not satisfied, the Vendors may, at or before the Time of Closing but not after that time, in their sole option:

(i) rescind this Agreement by notice to the Purchaser, in which event Section 13.1 will be applicable; or

(ii) waive such condition in whole or in part and proceed with Closing without prejudice to any of its rights in the event of non-performance of any other term, covenant or condition in whole or in part.

6.3 Efforts to Satisfy Conditions

Each Party shall use all commercially reasonable efforts to cause the conditions set forth in Sections 6.1 and 6.2, which are within its reasonable control to be satisfied. Each Party shall provide such information and cooperation to the other Party as it may reasonably request in connection with the satisfaction of such conditions.

ARTICLE 7
CLOSING

7.1 Closing

The Closing shall occur at the Place of Closing at the Time of Closing.

7.2 Deliveries by the Vendors at Closing

At Closing, each Vendor shall deliver to the Purchaser:

(a) the certificates representing the Trifecta Shares outstanding at the Time of Closing, beneficially owned by such Vendor duly endorsed for transfer by the Vendor;

(b) if the Vendor is a corporation, partnership or trust, a legal opinion from the counsel for such Vendor in the form specified in Schedule K; and

(c) a certificate certifying that representations and warranties made by such Vendor in Section 3.1 are true and correct in all material respects as at the Time of Closing;

(d) evidence that the Trifecta Options beneficially owned by such Vendor have been exercised or repurchased in accordance with Section 2.4;

(e) evidence that all Existing Shareholder and Employee Agreements to which such Vendor is a party have been terminated and Trifecta has been released from all Liabilities thereunder; and

(f) in the case of the Non-Resident Vendor, the Escrow Agreement executed by the Non-Resident Vendor and the Escrow Agent.

7.3 Deliveries by Trifecta at Closing

At Closing, Trifecta shall deliver to the Purchaser:

(a) a certified copy of a resolution of the board of directors of Trifecta approving the transfer of all Trifecta Shares beneficially owned by the Vendors from the Vendors to the Purchaser;

(b) the minute book, corporate seal and all other corporate records of Trifecta;

(c) a certificate of each officer of Trifecta in the form specified in Schedule B;

(d) resignations of all directors and officers of Trifecta and a release from such directors and officers pursuant to which they release all Claims against Trifecta other than Claims for indemnity under Trifecta's By-Laws;

(e) a legal opinion of Vendors' Counsel in respect of Trifecta in the form specified in Schedule K;

(f) evidence satisfactory to the Purchaser (acting reasonably) that the employment of all of the Employees by Trifecta has been terminated prior to the Time of Closing, together with releases executed by all of the Employees in which they release all claims against Trifecta and the Purchaser arising from or relating to their employment by Trifecta;

(g) the Bank Release;

(h) evidence that all Existing Shareholder and Employee Agreements have been terminated and Trifecta has been released from all Liabilities thereunder (other than the indemnification of **[INTENTIONALLY DELETED]** arising under the **[INTENTIONALLY DELETED]** Agreement dated **[INTENTIONALLY DELETED]**; and

(i) electronic print-outs of the credit card balances as at the Time of Closing for each credit card issued in the name of the Corporation or a Subsidiary for use by an Employee, officer or director of the Corporation or any Subsidiary.

7.4 Deliveries by the Purchaser at Closing

At Closing, the Purchaser shall:

(a) pay to each Resident Vendor, the amount set opposite such Resident Vendor's name in Subsection 2.2(a);

(b) pay to the Non-Resident Vendor the amount specified in Subsection 2.2(b)(ii);

(c) pay the Withholding Tax Escrow Amount to the Escrow Agent pursuant to Section 4.1;

(d) deliver a certificate of an officer or director of the Purchaser in the form of Schedule B;

(e) deliver releases signed by the new signing authorities of Trifecta as appointed by the Purchaser releasing the directors, officers and employees of Trifecta from any Claims related to such directors, officers and employees acting as a director, officer or employee of Trifecta, except with respect to Claims for fraud and any obligations or liabilities owing by such directors, officers or employees pursuant to the terms of this Agreement; and

(f) deliver to the Non-Resident Vendor the Escrow Agreement executed by the Purchaser.

ARTICLE 8
ENVIRONMENTAL INDEMNITY

8.1 Indemnity

If Closing occurs, the Purchaser and Trifecta shall indemnify and save harmless the Vendors and their directors, officers, employees and agents from and against Trifecta's Environmental Liabilities and all Losses which they may suffer, sustain, pay or incur in respect thereof, whether arising or relating to events occurring prior to, on or after the Closing Date and this indemnity shall specifically survive Closing indefinitely.

ARTICLE 9
GENERAL INDEMNITIES

9.1 Purchaser's Indemnity

Subject to Section 9.3, the Purchaser shall indemnify and save harmless the Vendors from and against all Losses which they suffer, sustain, pay or incur as a consequence of a breach of a representation or warranty contained in Section 3.5 or a breach by the Purchaser of a covenant made by it in this Agreement.

9.2 Vendors' Indemnities

Subject to Section 9.3, each Vendor shall severally indemnify and save harmless the Purchaser and Trifecta from and against all Losses which they suffer, sustain, pay or incur as a consequence of a breach of a representation or warranty by such Vendor contained in Section 3.1 or a breach by such Vendor of a covenant made by it in this Agreement. The liability of a Vendor under this Agreement shall not exceed the amount of the Purchase Price payable to that Vendor.

9.3 No Survival of Representations and Warranties

Upon Closing, no Claim against Trifecta, a Vendor or the Purchaser in respect of a breach of any representation or warranty in Section 3.2, 3.3 or 3.5 shall be made or be enforceable whether by legal proceedings or otherwise and all representations and warranties contained in Sections 3.2, 3.3 and 3.5 shall terminate at Closing.

ARTICLE 10
EMPLOYEES

10.1 Employees

(a) Provided this Agreement has not previously been terminated, Trifecta shall terminate all Employees on the Closing Date immediately prior to the Time of Closing and covenants and agrees with the Purchaser that Trifecta shall pay all severance and other payments payable to Employees as a consequence of the termination of their employment by Trifecta required pursuant to both Applicable Laws and the Existing Shareholder and Employee Agreements on the Closing Date and prior to the Time of Closing, which shall not exceed **[INTENTIONALLY DELETED]**.

(b) If the Employees are terminated by Trifecta pursuant to Subsection 10.1(a) and Closing does not occur for any reason other than a breach by Vendors or Trifecta of their obligations hereunder, the Purchaser covenants that it shall indemnify the Corporation for any and all Liabilities and Losses which the Corporation suffers or incurs as a result of such terminations.

ARTICLE 11
ARBITRATION

11.1 Negotiated Resolution

If a dispute arises with respect to this Agreement, the Parties shall, acting reasonably and in good faith, use all commercially reasonable efforts to resolve the same as soon as possible by negotiation. If the dispute cannot be otherwise resolved pursuant to this Section 11.1 within fifteen (15) Business Days of notice from either Party to the other, the dispute shall be resolved in accordance with the balance of this ARTICLE 11.

11.2 Arbitration

(a) Any disagreement between the Parties with respect to this Agreement, other than disagreements specified in Sections 4.4(f) and 5.8(b), shall be submitted to arbitration before a single arbitrator in accordance with this ARTICLE 11.

(b) Any controversy submitted to arbitration hereunder shall be subject to the following principles:

(i) the Parties shall agree in advance as to the manner in which the arbitrator shall promptly hear witnesses and arguments, review documents and otherwise conduct the arbitration procedures. Failing such agreement within ten (10) Business Days from the date of selection or appointment of the arbitrator, the arbitrator shall use the Commercial Arbitration Rules (the "**Rules**") of the Canadian Foundation for Dispute Resolution and promptly commence and expeditiously conduct the arbitration proceedings;

(ii) nothing in this provision shall prevent a Party from applying to a court of competent jurisdiction pending final disposition of the arbitration proceedings for such relief as may be necessary to assist the arbitration process, to ensure that the arbitration is carried out in accordance with the arbitration procedures or to prevent manifestly unfair or unequal treatment of any Party to the arbitration. Even if a Party takes such action, all Parties will continue to participate in the procedures provided for herein;

(iii) in no event shall the arbitrator have the jurisdiction to amend or vary the terms of this provision or of the Rules;

(iv) the arbitration award shall be given in writing, shall be final and binding on the Parties, not be subject to any appeal and shall deal with the question of costs of the arbitration and all other related matters;

(v) judgment upon the arbitration award may be entered in any court having jurisdiction, or, application may be made to such court for a judicial recognition of the arbitration award or an order of enforcement thereof, as the case may be;

(vi) subject to the provisions of Section 11.2(b)(ii) above, the Parties agree that arbitration conducted pursuant to this arbitration procedure shall be the final and exclusive forum for the resolution of such a dispute; and

(vii) in determining any matter specifically referable to arbitration hereunder, the arbitrator shall select either the Purchaser's or the Vendor' proposal, whichever the arbitrator determines to be most accurate, and not any other proposal.

(viii) The liability between the Parties for the payment of the compensation and expenses of the single arbitrator or the arbitrators shall be determined by the arbitrator or arbitrators, as the case may be.

(ix) Arbitration pursuant hereto shall be governed in all respects not addressed herein by the provisions of the Arbitration Act (Alberta) and regulations thereunder.

11.3 Selection of Arbitrator

The Parties agree that the provisions of Section 11.2(b) shall apply generally to the selection of the arbitrator and where the matter in dispute requires particular valuation expertise, the arbitrator selected shall be qualified by education and profession to determine the matter in dispute. If the Parties are not able to agree on the arbitrator, the arbitrator shall be selected pursuant to the Arbitration Act.

ARTICLE 12
SURVIVAL

12.1 Survival

Except as specifically provided in Section 9.3, the representations, warranties, covenants and indemnities contained in this Agreement shall survive the Closing. If any document executed at or after Closing pursuant hereto is inconsistent with the provisions of this Agreement, the provisions of this Agreement shall prevail unless the Parties expressly and explicitly agree to the contrary.

ARTICLE 13
TERMINATION

13.1 Termination

If this Agreement is terminated prior to the Closing occurring pursuant to Section 6.1 or 6.2, the Parties shall be released from all obligations under this Agreement except that:

(a) the Purchaser shall remain liable for breaches by it of its covenants under this Agreement which occurred prior to the termination;

(b) each of the Vendors and Trifecta shall remain liable for breaches by it of its covenants under this Agreement which occurred prior to the termination;

(c) the Purchaser shall remain liable under Article 10 with respect to any Losses and Liabilities of the Corporation with respect to terminated Employees; and

(d) the Confidentiality Agreement shall remain in full force and effect in accordance with its terms and no Party shall have any liabilities or obligations of any nature or kind whatsoever to any other Party in relation to this Agreement or the purchase and sale of Trifecta Shares contemplated herein except as provided in the Confidentiality Agreement and in Subsections (b), (c) and (d) and no Party shall have any claim against another Party for damages or specific performance or otherwise in relation to the matters contemplated herein.

Subject to the foregoing provisions of this Section 13.1, following such termination, each Party shall be responsible for the costs and expenses incurred by it in connection with this Agreement and the transactions contemplated hereby.

ARTICLE 14
VENDORS' CONFIDENTIALITY AND NON-COMPETITION COVENANTS

14.1 Confidentiality

Each Vendor covenants that after Closing, it and its Affiliates will, until one year after the Closing Date, keep confidential, all information (whether written, oral, electronic or otherwise) relating to Trifecta and its financial position, corporate status, Assets, operations and activities in the possession of such Vendor or its Affiliates, subject to the following exceptions:

(a) a Vendor shall not be obligated to keep the following information confidential:

(i) information which is in the public domain after it enters the public domain; or

(ii) information which is made available to a Vendor or its Affiliate by a Person which, to the knowledge of such Vendor after reasonable inquiry, is not obligated to Trifecta to keep such information confidential; and

(b) a Vendor and its Affiliates may disclose information to the extent necessary to comply with Applicable Laws and to its advisors, accountants, legal counsel, lenders and potential lenders and taxation authorities, provided it takes such measures as are reasonable in the circumstances to maintain the confidentiality of such information.

14.2 Non-Competition

(a) Each of **[INTENTIONALLY DELETED]**, **[INTENTIONALLY DELETED]** and **[INTENTIONALLY DELETED]** (each a '**Grantor**") acknowledges and

agrees that it and its Affiliates shall, until one year after the Closing Date, not engage or participate in any manner, whether directly or indirectly through any family member (other than **[INTENTIONALLY DELETED]**) or as an employee, employer, consultant, agent, principal, partner, shareholder, officer, director, licensor, lender, lessor or in any other individual or representative capacity, including with **[INTENTIONALLY DELETED]** or their Affiliates, in any business or activity which is engaged in leasing, acquiring, exploring, drilling, producing, gathering or marketing hydrocarbons and related products within the boundaries of the properties described in the maps attached as Schedule R (the "**Areas of Exclusion**") (including, without limitation, a mineral lease or other beneficial interest therein, overriding royalty interest, production payment, net profits interest, mineral fee interest or option or right to acquire or earn any of the foregoing), provided that this Section 14.2 shall not preclude such Person from making personal investments in securities of, or serving as a director of, oil and gas companies which are registered on a recognized stock exchange, if the aggregate amount owned by such Person and all family members (other than **[INTENTIONALLY DELETED]**), and Affiliates in which such Person and such Person's family members (other than **[INTENTIONALLY DELETED]**) collectively own a majority of the equity or voting interests, does not exceed 5% of such corporation's outstanding securities.

(b) If a Grantor (hereinafter referred to as a "**Defaulting Party**"), or an Affiliate of, or a family member (other than **[INTENTIONALLY DELETED]**) acquires, by way of purchase, swap, exchange, option, farm-in, participation, subparticipation, royalty, government land sale, concession, production sharing contract or any other arrangement whereby a right, interest or entitlement to claim a right or interest is granted whether directly, indirectly or on some contingent basis (an "**Acquisition**" and "**Acquires**" and "**Acquired**" shall have similar meanings) any interest in the Areas of Exclusion (an "**Excluded Interest**") during the period set forth in Section 14.2(a), the following provisions shall apply:

(i) the Defaulting Party shall forthwith notify the Purchaser (the "**Excluded Interest Notice**") of the terms on which the Defaulting Party Acquired such Excluded Interest including the cash price paid to acquire such Excluded Interest and if not cash, the Defaulting Party's *bona fide* estimate of the value, in cash, of the consideration paid in connection with the acquisition of the Excluded Interest;

(ii) if the Purchaser is of the opinion that the Defaulting Party's estimate of the cash or non-cash consideration paid or payable in connection with the Acquisition of the Excluded Interest exceeds the fair market value thereof, it shall notify the Defaulting Party (the "**Response Notice**") within 15 Business Days of receiving the Excluded Interest Notice specifying its estimate as to the value of the Excluded Interest.

(iii) the Defaulting Party and the Purchaser shall attempt to agree on the value of the Excluded Interest Acquired by the Defaulting Party. If an agreement cannot be reached within 10 Business Days of the Response

Notice being given by the Purchaser, the value of the Excluded Interest Acquired shall be determined in accordance with ARTICLE 11;

(iv) for the period ending 30 Business Days after the later of: (i) Purchaser's receipt of the Excluded Interest Notice; or (ii) the determination of the value of the Excluded Interest pursuant to Subsection 14.2(b)(iii) hereof, as applicable (the "**Review Period**") the Purchaser shall be entitled to physically inspect the lands, wells, gathering systems and facilities represented by the Excluded Interest Acquired by the Defaulting Party and to review the Defaulting Party shall provide all access reasonably required by the Purchaser to complete its inspection and review;

(v) prior to the expiry of the Review Period, the Purchaser may elect to Acquire such Excluded Interest by notifying each of the Defaulting Parties of its election;

(vi) Closing of the Acquisition of such Excluded Interest shall occur on the 20th Business Day following the date the Purchaser makes it notification pursuant to Subsection 14.2(b)(iii);

(vii) at the Closing of the Acquisition of such Excluded Interest, the Purchaser shall pay the Defaulting Party an amount equal to the cash price paid by the Defaulting Party to Acquire the Excluded Interest, or if no cash was paid, the value of the Excluded Interest, in either case, as determined pursuant to Section 14.2(b)(iii) (which amount shall not include any interest on such value), and the Defaulting Party shall, at no additional cost to the Purchaser, convey to the Purchaser, its entire right, title, estate and interest in and to the Excluded Interest free and clear of any and all claims, burdens, encumbrances, security interests, rights of first refusal or other adverse claims created by, through or under the Defaulting Party and shall assign and novate the Purchaser in its place in and to any and all agreements governing the Excluded Interests into which it has been or is being novated.

ARTICLE 15
TERMINATION OF AGREEMENTS

15.1 Termination of Agreements

The Parties hereto acknowledge and agree that at Closing all of the Existing Shareholder and Employee Agreements shall be terminated and Trifecta shall be released from any and all Liabilities thereunder. Trifecta and the Vendors shall provide evidence at the Time of Closing that, the Existing Shareholder and Employee Agreements have been terminated.

ARTICLE 16
DESIGNATION OF ALTERNATE PURCHASER

16.1 Designation

Prior to the Closing Date, Esprit Exploration Ltd. ("Esprit") may designate a corporation (the "Designee") incorporated pursuant to the *Business Corporations Act* (Alberta) that is directly or indirectly wholly owned by Esprit to be the Purchaser in the place and stead of Esprit. Such designation shall be effected by means of a written notice executed by Esprit and the Designee and thereafter the Designee shall be the Purchaser and shall be entitled to all of the rights and responsible for all of the Liabilities of the Purchaser under this Agreement.

ARTICLE 17
GENERAL

17.1 Several Obligations of Vendors

Any covenants, agreements or obligations or representations and warranties of the Vendors hereunder shall be several and not joint nor joint and several.

17.2 Further Assurances

Each Party shall from time to time execute and deliver all such further documents and instruments and do all acts and things as the other Party may, either before or after the Closing Date, reasonably require to effectively carry out or better evidence or perfect the full intent and meaning of this Agreement.

17.3 Time of the Essence

Time shall be of the essence of this Agreement.

17.4 Expenses

Each Party shall pay its costs and expenses incurred in connection with the preparation, execution and delivery of this Agreement and all documents and instruments executed pursuant hereto.

17.5 Public Announcements

No public announcement or press release concerning the sale and purchase of the Trifecta Shares shall be made by a Party or its Affiliates without the prior written approval of Trifecta and the Purchaser; provided that nothing contained herein shall prevent either Party at any time furnishing any information to any Governmental Authority or to the public if required by Applicable Law, the rules of a stock exchange or to obtain any regulatory approval. The Vendors and Trifecta agree that following execution of this Agreement, the Purchaser or its Affiliates may make a press release in respect of the execution of this Agreement and the transactions contemplated hereby. The Purchaser will provide Trifecta with a copy of such press release prior to its release to permit Trifecta to comment thereon. Such press release will be in such form as the Purchaser determines in its sole discretion, provided that the Purchaser will not

unreasonably withhold its consent to any changes thereto which Trifecta requests within two (2) hours of its receipt thereof.

17.6 Benefit of the Agreement

This Agreement shall inure to the benefit of and be binding upon the respective heirs, executors, administrators, successors and permitted assigns of the Parties. No Person other than the Parties and their successors and permitted assigns shall be entitled to any rights or benefits hereunder.

17.7 Entire Agreement

This Agreement and the Confidentiality Agreement constitute the entire agreement between the Parties with respect to the subject matter hereof and this Agreement cancels and supersedes any prior understandings and agreements (other than the Confidentiality Agreement) between the Parties hereto with respect to the subject matter hereof, including without limitation, any letter agreements between the Purchaser, the Vendor and/or Trifecta. Following Closing, the Purchaser shall be released from all obligations under the Confidentiality Agreement, other than obligations in respect of acts or omissions by the Purchaser and/or its representatives prior to Closing.

17.8 Amendments and Waiver

No modification of or amendment to this Agreement shall be valid or binding unless set forth in writing and duly executed by each of the Parties and no waiver of any breach of any term or provisions of this Agreement shall be effective or binding unless made in writing and signed by the Party purporting to give the same and, unless otherwise provided, shall be limited to the specific breach waived.

17.9 Assignment

This Agreement may not be assigned by a Party without the written consent of the Purchaser, in the case of an assignment by Trifecta or a Vendor, or the written consent of Trifecta, in the case of an assignment by the Purchaser.

17.10 Notices

Any demand, notice or other communication (collectively, a "notice") given in connection with this Agreement shall be given in writing and shall be given by personal delivery, by registered mail or by facsimile addressed to the recipient as follows:

To a Vendor:

Addressed to it at its address for services as set forth in Schedule A

To the Purchaser:

Esprit Exploration Ltd.
900, 606 - 4th Street S.W.
Calgary, AB T2P 1T1

Attention: President
Fax: (403) 213-3710

With a Copy to Purchaser's Counsel:

Osler, Hoskin & Harcourt LLP
2500 TransCanada Tower
450 – 1st Street S.W.
Calgary, AB T2P 5H1

Attention: Robert Lehodey, Q.C., Partner
Fax No. (403) 260-7024

To Trifecta:

Trifecta Resources Inc.
2000, 633 – 6th Avenue S.W.
Calgary, AB T2P 2Y5

Attention: President
Fax: (403) 266-6566

With a copy to Vendors' Counsel:

Burstall Winger LLP
3100 Home Oil Tower
324 - 8th Avenue S.W.
Calgary, AB T2P 2Z2

Attention: Harley Winger
Fax: (403) 266-6016

or to such other address, individual or facsimile number as may be designated by notice given by the Vendor to the Purchaser or by the Purchaser to the Vendor. A notice given by personal delivery shall be conclusively deemed to have been given on the day of actual delivery thereof, provided that a notice will not given by personal delivery except during normal business hours on a Business Day. Any notice given by registered mail, shall be conclusively deemed to have been given on the day of actual receipt thereof. Any notice given by facsimile shall be conclusively deemed to have been given on the day of transmittal thereof if given during normal business hours on a Business Day and otherwise on the next Business Day thereafter. If the Party giving any notice knows or ought reasonably to know of any difficulties with the postal system which might affect the delivery of mail, any such notice shall not be mailed but shall be given by personal delivery or by facsimile.

17.11 Governing Law

This Agreement shall be governed by and construed in accordance with the laws of the Province of Alberta and the laws of Canada applicable therein.

17.12 Attornment

For the purpose of all legal proceedings this Agreement shall be deemed to have been performed in the Province of Alberta and the courts of the Province of Alberta shall have jurisdiction to entertain any action arising under this Agreement. Trifecta, the Vendors and the Purchaser hereby attorn to the exclusive jurisdiction of the courts of the Province of Alberta.

17.13 Interest

An amount payable by a Party after Closing pursuant hereto which is not paid within fifteen (15) days of a written request for payment from the other Party, shall bear interest at the Prime Rate plus one percent (1%) per annum payable by the paying Party to the other Party from the end of such fifteen (15) day period until the amount is paid.

17.14 Counterpart Execution

This Agreement may be executed in as many counterparts as are necessary and by facsimile and all executed counterparts and facsimiles together shall constitute one agreement.

IN WITNESS WHEREOF the Parties have executed this Agreement as of the date first above written.

ESPRIT EXPLORATION LTD.	**TRIFECTA RESOURCES INC.**
Per: ______________________ Paul Myers President and Chief Executive Officer	Per: ______________________
Per: ______________________ Steve Soules Executive Vice-President and Chief Financial Officer	Per: ______________________

VENDORS:

[REMAINDER OF PAGE INTENTIONALLY DELETED]

SCHEDULES

[ALL SCHEDULES HAVE BEEN INTENTIONALLY DELETED]

Exemption Number
82-34890

ESPRIT
ENERGY TRUST

Esprit Energy Trust Continues to Increase its Technical Expertise with the Appointment of a New Vice President, Exploration

CALGARY, June 22, 2006/CNW/ - Esprit Energy Trust ("Esprit" or the "Trust") is pleased to announce the appointment of John Nieto to the position of Vice President, Exploration.

Mr. Nieto brings strong technical and leadership skills. His addition to the Esprit team complements the Trust's existing technical expertise and broadens the experience of the management team.

Prior to joining Esprit, Mr. Nieto was Manager of Integrated Reservoir Characterization at Anadarko Corporation in Houston and Manager of Formation Evaluation for Anadarko Canada. Mr. Nieto has almost 30 years of industry experience, including extensive technical experience in the Western Canadian Sedimentary Basin.

"We are very pleased to have John join our team at Esprit. His geo-science knowledge and experience, strong people skills and leadership ability will be a great asset to the Trust," said Paul Myers, Esprit's President and Chief Executive Officer.

Mr. Nieto has a Bachelor of Science degree in Geology with dual honours from London University and a DMT in Mineral Technology from Camborne School of Mines. He is a member of the Society of Petroleum Engineers and is currently serving as the Past President for the Canadian Well Logging Society.

Mr. Nieto is very well respected within the oil and gas industry. He has authored or co-authored 20 technical papers, is a review editor for the Journal of Petroleum Technology and has taught schools in "log-core" integration for the Canadian Society of Petroleum Geologists and Canadian Well logging Society. In addition, Nieto holds a US patent in formation evaluation.

Esprit is a Calgary based natural gas weighted income trust. Esprit's operations are primarily concentrated in Alberta and are characterized by long life, gas focused assets. Trust units and convertible debentures of Esprit are traded on the Toronto Stock Exchange (TSX) under the symbols "EEE.UN" and "EEE.DB", respectively.

Certain information regarding Esprit Energy Trust including management's assessment of future plans and operations, constitutes forward-looking information or statements under applicable securities law and necessarily involve assumptions regarding factors and risks that could cause actual results to vary materially, including, without limitation, assumptions and risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions and ability to access sufficient capital from internal and external sources. Forward looking statements include, but are not limited to: Esprit's guidance, production performance, finding and operating costs, drilling program completion and results and other statements containing the words "expects", "believes", "will", "should" or similar such language. The reader is cautioned that these factors and risks are difficult to predict and that the assumptions used in the preparation of such information, although considered reasonably accurate by Esprit at the time of preparation, may prove to be incorrect. Accordingly, readers are cautioned that the actual results achieved will vary from the information provided herein and the variations may be material. Readers are also cautioned that the foregoing list of factors is not exhaustive. Additional information on these and other factors that could affect Esprit's operations or financial results are included in Esprit's reports on file with Canadian securities regulatory authorities. In particular see Esprit's MD&A and the Risk Factors and Industry Conditions sections of Esprit's Annual *Information Form. Esprit's reports may be accessed through the SEDAR website* (www.sedar.com), at Esprit's website (www.eee.ca) or by contacting Lisa Ciulka at Esprit Energy Trust. Consequently, there is

no representation by Esprit that actual results achieved will be the same in whole or in part as those set out in the forward looking information. Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and Esprit does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained herein are expressly qualified by this cautionary statement.

For further information please visit our web site at www.eee.ca or contact:

Lisa Ciulka
Manager, Investor Relations
(403) 213-3770 or toll free 1-888-213-3713
lciulka@eee.ca

Exemption Number
82-34890

ESPRIT
ENERGY TRUST

Esprit Energy Trust

REVISED ANNUAL INFORMATION FORM
For the year ended December 31, 2005

June 15, 2006

TABLE OF CONTENTS

All initial capitalized words used in this Annual Information Form which are not otherwise defined herein have the meanings ascribed thereto in the Glossary of Terms herein.

FORWARD-LOOKING INFORMATION

This Annual Information Form contains certain forward-looking statements relating to, but not limited to, the Trust's operations, anticipated financial performance, business prospects and strategies. Forward-looking information typically contains statements with words such as "anticipate", "believe", "plan", "continuous", "estimate", "expect", "may", "will", "project", "should", or similar words suggesting future outcomes.

By its nature, forward-looking information or statements necessarily involve numerous assumptions regarding factors and risks that could cause the Trust's actual results to vary materially, including, without limitation to, the following factors: general global economic and business conditions including the effect, if any, of a potential economic slowdown in the U.S. and/or Canada; changes in business strategies; the availability and price of energy commodities from the perspective of both a producer and a user of such commodities; the effects of competition and pricing pressures; industry overcapacity; shifts in market demands; changes in laws and regulations, including environmental and regulatory laws such as the imposition of restrictions in response to environmental concerns with respect to the production of oil and gas; potential increases in maintenance and operating costs; uncertainties of litigation; labour disputes; timing of completion of capital or maintenance projects; currency and interest rate fluctuations; various events which could disrupt operations, including severe weather conditions; technological changes; and those other factors described under "Risk Factors" in this Annual Information Form. The reader is cautioned that these factors and risks are difficult to predict and that the assumptions used in the preparation of such information, although considered reasonably accurate at the time of preparation, may prove to be incorrect. Accordingly, readers are cautioned that the actual results achieved will vary from the information provided herein and the variations may be material. Readers are also cautioned that the foregoing list of factors is not exhaustive. Consequently, there is no representation by Esprit Energy Trust or Esprit Exploration Ltd. that actual results achieved will be the same in whole or in part as those set out in the forward-looking information. Furthermore, the forward-looking statements contained in this Annual Information Form are made as of the date hereof, and Esprit Energy Trust and Esprit Exploration Ltd. undertake no obligation, except as required by applicable securities legislation, to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained herein are expressly qualified by this cautionary statement.

NON-GAAP MEASURES

In this Annual Information Form and the documents incorporated by reference herein, the Trust uses the terms "cash flow", "net debt", "distributable income" and "netbacks" as indicators of financial performance and to facilitate comparative analysis. These measures are not measures recognized by Canadian generally accepted accounting principles ("GAAP") and do not have a standardized meaning prescribed by GAAP. Therefore, these measures, as defined by the Trust, may not be comparable to similar measures presented by other issuers. Investors are cautioned that "cash flow" should not be construed as an alternative to net earnings, cash flow from operating activities or other measures of financial performance calculated in accordance with GAAP. The Trust considers "cash flow" a key measure as it demonstrates the Trust's ability to generate the cash flow necessary to pay distributions, repay debt and to fund future capital investment. The Trust considers "net debt" a useful measure of the Trust's total financial leverage. The Trust considers "netbacks" a useful measure to compare the Trust's operations with those of its peers. Cash flow cannot be assured and future distributions may vary.

ESPRIT ENERGY TRUST

General

Esprit Energy Trust (the "Trust") is an open-end unincorporated investment trust governed by the laws of the Province of Alberta and created pursuant to the Trust Indenture. The head and principal office of the Trust is located at Suite 900, 606 – 4th Street S.W., Calgary, Alberta, T2P 1T1. The Trust was formed on August 16, 2004 and commenced operations on October 1, 2004 as a result of the completion of a plan of arrangement (the "Esprit Arrangement") among the Trust, Esprit Exploration Ltd. (the "Corporation"), Esprit Acquisition Corp., Esprit ExchangeCo Ltd. ("ExchangeCo") and others.

The Trust has two material subsidiaries, the Corporation and ExchangeCo.

Structure

The Trust is the holder of all of the Common Shares of the Corporation. The following diagram shows the structure of the Trust as at the date hereof:


Unitholders
Trust Units
Exchangeable Shareholders
Exchange Rights
Trust
100% Common Shares
100% Common Shares
NPI and Notes
Exchangeable Shares
Esprit Exchangeco Ltd.
Esprit Exploration Ltd.

Business of the Trust and the Corporation

The principal undertaking of the Trust is to indirectly acquire and hold, through the Corporation, interests in petroleum and natural gas properties and assets related thereto. The Trust's primary assets are the Notes, the Common Shares of the Corporation and the NPI.

The Board of Trustees may declare payable to the Unitholders all or any part of the net income of the Trust less all expenses and liabilities of the Trust due and accrued and which are chargeable to the net income of the Trust. It is currently anticipated that the only income to be received by the Trust will be the interest received on the principal amount of the Notes and payments under the NPI Agreement. The Trust makes monthly cash distributions to Unitholders of the interest income earned from the Notes and under the NPI Agreement, after expenses, if any, and any cash redemptions of Trust Units.

For a description of the Trust, see "Description of the Trust".

The Corporation

The Corporation is a corporation amalgamated and subsisting pursuant to the provisions of the CBCA. The principal business of the Corporation is to acquire, develop, optimize, exploit and produce oil and natural gas reserves in western Canada. The Corporation does not have any subsidiaries that represent individually more than 10%, and in the aggregate more than 20%, of the total consolidated assets and total consolidated sales and operating revenues of the Corporation as at December 31, 2005. The Corporation currently has a total of 112 full-time employees, including 36 field personnel.

For a description of the Corporation's business, see "Oil and Natural Gas Properties". For a description of the Corporation see "Description of the Corporation".

The head office of the Corporation is located at Suite 900, 606 – 4th Street S.W., Calgary, Alberta, T2P 1T1 and its registered office is located at 4500, 855 – 2nd Street S.W., Calgary, Alberta, T2P 4K7.

Business Strategy

The principal business strategy of the Corporation is to support sustainable distributions of the Trust through internally identified exploitation opportunities and grow production and reserves through strategic, accretive acquisitions. Where appropriate, the Corporation participates with joint venture partners to mitigate the risks associated with finding and developing oil and gas reserves.

GENERAL DEVELOPMENT OF THE TRUST

Prior to the Esprit Arrangement

The Corporation was incorporated under the CBCA under the name Canadian 88 Energy Corp. on September 4, 1987. On May 26, 2003, the articles of the Corporation were amended to change the name of the Corporation to Esprit Exploration Ltd.

On October 1, 2004, the Esprit Arrangement was completed, pursuant to which the former Esprit Exploration Ltd. was amalgamated with Esprit Acquisition Corp. to form the Corporation and the Corporation became a subsidiary of the Trust. Pursuant to the Esprit Arrangement, holders of common shares of the former Esprit Exploration Ltd. received (i) depending on the holder's residency and election, either 0.25 of a Class A Trust Unit, 0.25 of a Class B Trust Unit or 0.25 of an Exchangeable Share, (ii) 0.20 of a common share of ProspEx Resources Ltd., and (iii) a cash payment of $0.22.

Subsequent to the Esprit Arrangement

Acquisition of Resolute

Pursuant to an arrangement agreement dated March 14, 2005, and the plan of arrangement set out therein among the Trust, the Corporation, Resolute Energy Inc. ("Resolute"), Cordero Energy Inc. ("Cordero"), Cordero Finance Corp. and others, on April 29, 2005, the Trust indirectly acquired the majority of Resolute's assets and the remainder of Resolute's assets were transferred to Cordero. As a result of the plan of arrangement, shareholders of Resolute received 0.338 of a Trust Unit, 0.287 of a common share of Cordero and 0.0269 of a Cordero transaction warrant, for each Resolute share held. The acquisition of Resolute constituted a "significant acquisition" for the Trust under applicable securities legislation. For further information concerning the acquisition of Resolute, see the business acquisition report of the Trust dated June 30, 2005, which is available on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com and which is incorporated by reference herein.

Reclassification of Trust Units

Effective July 30, 2005, the trust completed the reclassification of its then outstanding Class A Trust Units and Class B Trust Units into Trust Units (the "Reclassification"). Pursuant to the Reclassification (i) the residency restrictions attached to the Class B Trust Units were removed, (ii) all provisions in the Trust Indenture relating to the dual trust unit class structure were removed, (iii) the Class B Trust Units were renamed as the Trust Units, and (iv) the outstanding Class A Trust Units were exchanged on a one-for-one basis for Trust Units. Holders of Exchangeable Shares were not impacted by the Reclassification, except that after the Reclassification such holders will receive Trust Units upon exchange of their Exchangeable Shares. Pursuant to the Reclassification, holders of Post-Arrangement Entitlements of the Trust may obtain Trust Units upon contacting the transfer agent of the Trust without satisfying the prior requirement to declare their residency.

Debenture Offering

On July 28, 2005 the Trust issued $100 million aggregate principal amount of 6.5% convertible extendible unsecured subordinated debentures (the "Debentures"). The Debentures had an initial maturity date of August 31, 2005, which was extended to December 31, 2010 upon the acquisition of Markedon Energy Ltd.

Acquisitions of Markedon and Monroe

On August 8, 2005, the Corporation acquired all of the issued and outstanding shares of Markedon Energy Ltd. ("Markedon") and Monroe Energy Inc. ("Monroe"), in exchange for approximately $91.4 million in cash. The acquisitions were indirectly funded by the Trust, using proceeds of the offering of the Debentures.

Asset Exchange

On January 25, 2006, the Corporation divested of its non-core Ante Creek properties pursuant to an asset exchange agreement effective December 15, 2005 between the Corporation and a third party. The Ante Creek producing assets sold by the Corporation included 15,680 net acres of land (approximately 11,500 net acres undeveloped) and a 70% interest in the Ante Creek natural gas plant with a capacity of 10 mmcf/d. In consideration for the sale of these assets, the Corporation received cash consideration of $16 million, an interest in properties at Manyberries and a small interest in a unit at Three Hills, adding to the Corporation's existing positions in the areas. The anticipated effect of this transaction is a 2006 net production decrease of 250 boe/d.

OIL AND NATURAL GAS PROPERTIES

Description of Oil and Natural Gas Properties and Assets

The following is a description of the major oil and natural gas properties, plants and facilities of the Corporation. Production volumes represent the Corporation's working interest share before the deduction of royalties. Reserve amounts are stated, before deduction of royalties, at December 31, 2005, based on escalating cost and price assumptions, as set forth in the GLJ Report.

The Corporation is a Calgary based oil and gas company with a natural gas focus on the western side of the Western Canadian Sedimentary Basin. The key areas of focus for the Corporation include Greater Olds, Berry/Winnifred, Peace River Arch, Saskatchewan, Central Alberta and Southern Alberta.

Greater Olds

Greater Olds is a major contributor to the Corporation's production. The area consists of the Olds field, located 100 kilometres north of Calgary, in a corridor that extends from the town of Carstairs to the town of Olds. Production at Olds is 85% natural gas; approximately 75% of this is sour gas. The field makes up approximately one-third of the Corporation's total production. The Greater Olds area also includes Three Hills and Swalwell, both located 80 kilometres east of Olds. Three Hills is a mature, sweet gas property while Swalwell is an exploitation area.

The Corporation owns the plant at Olds which processes both its own production and third party volumes. This gives the Corporation a high level of control over its costs and ensures its gas production has continuous access to facilities. Third party volumes represent approximately 25% of the total volumes processed. The revenue received from the third party processing allows the Corporation to reduce its operating costs in the area. The Corporation plans to continue to pursue third party processing contracts to further lower its overall unit operating costs.

The Corporation drilled a total of 30 gross wells at its Greater Olds area in 2005, six at Swalwell, one at Three Hills and 23 at Olds. Five of the six wells drilled at Swalwell were successful. At Olds, the Corporation has two drilling programs, one targeting the deeper, sour Wabamun/Crossfield gas and a shallower program targeting sweet gas in the Edmonton, Viking and Pekisko zones. The Corporation expects to continue its Viking program in 2006. In the deeper program, the Corporation drilled six wells in 2005. Two were unsuccessful and two were considered marginal, performing at rates lower than the Corporation has seen throughout the long history of the field. This reduced rate was not a result of reservoir depletion but reflected lower permeability patches in the reservoir. These results prompted the Corporation to conduct an in-depth review of the area and undertake initiatives to better understand and exploit the reservoir.

The remaining two wells drilled in 2005 were successful. One was drilled into the main Crossfield zone and produced at expected rates. The final well was a particularly successful well drilled into the Upper Crossfield zone of the Wabamun formation. Production from this well, although still early, is significantly exceeding expectations and historical average production rates from other Crossfield wells. The results provided the Corporation additional information on the reservoir and opened up the possibility of new drilling opportunities in the area. These drilling results as well as other technical analysis under review may result in increased spending at Olds.

During the first two weeks of June 2005, the Olds gas plant and field was shut in for its scheduled turnaround. In addition to regular maintenance performed during the turnaround, the Corporation completed a major upgrade to improve the plant's ability to handle electrical power disruptions and to provide additional liquids handling capacity. The Corporation has already experienced improved reliability from the plant's electrical backup system. Work was also performed to ensure the plant continues to comply with evolving regulatory and safety standards and to provide additional compression for potential infill drilling in the south portion of the field. The next major turnaround is expected to take place in four years time, in 2009.

Under the current plan for 2006, the Corporation plans to drill 11 wells at Olds and participate in a multi-well farm-out agreement in its Three Hills area. The Olds plan calls for drilling two of the deeper Wabamun wells with the remaining nine wells targeting shallower, sweet gas. Additional Wabamun wells may be added later in the year as a result of the information obtained from the last 2005 well.

In 2005, production at Greater Olds averaged 6,710 boe/d, a 2% decrease from 2004 due to the production shut in during the scheduled plant turnaround.

Berry/Winnifred

The Berry/Winnifred area located in southeast Alberta provides the Corporation with considerable exploitation opportunities and is one of the Corporation's key focus areas. It consists of the Berry and Winnifred properties as well as some minor acreage positions. These assets were first acquired in 2005 through the acquisition of Resolute and were expanded with the Markedon and Monroe acquisitions.

Production from this area is about 60% natural gas and 40% oil and makes up approximately one-quarter of the Corporation's total production. The gas production comes from a number of zones including Belly River, Milk River, Second White Specks, Viking and Mannville. The oil production is predominantly from the Banff and Mannville zones.

The Corporation had an active drilling program in this area in 2005, drilling a total of 41 wells. The Corporation's activity was focused in the Berry area with the majority of these wells targeting the Second White Specks formation. Outcomes from this drilling program exceeded expectations with average gas test rates of approximately 250 mcf/d and a 97% drilling success rate. The Corporation expects to continue the high level of drilling activity in this area in 2006.

The Richdale Banff oil pool, also located in the Berry area, produces mainly light, slightly sour oil and has promising exploitation potential. The first stage of development was completed in 2005 with a total of five wells drilled in this pool. The production results from this program were above expectations and development is expected to continue in 2006. In addition, during 2005 the Corporation completed an acreage swap/farm-in deal and added one section with multiple drilling locations to its Banff pool program.

The Corporation expects to spend approximately $19 million in this area in 2006 drilling 26 wells. The Corporation expects five to be the deeper Banff wells with the remainder targeting Second White Specks, Viking and Mannville formations.

Production in 2005 averaged 2,024 boe/d in this area. As these properties were all acquired by the Corporation during the year, there are no year-over-year comparisons.

Peace River Arch

The Peace River Arch assets, located predominantly northwest of Grand Prairie, were acquired in 2005 through the acquisition of Resolute.

Production from this area is 74% natural gas; a combination of sweet and slightly sour natural gas, with some light oil production. This production is all processed at third party facilities and comprises about 4% of the Corporation's total production.

The Corporation receives production from over 50 wells within the Peace River Arch area, most of which lie within three main properties – Gordondale, Beaverlodge and Balsam. This area provides the Corporation potential in multiple zones including Dunvegan, Paddy, Notikewin, Fahler, Bluesky, Gething, Charlie Lake, Halfway, Doig, Montney and Belloy.

In 2005, the Corporation participated in one well in the Peace River Arch area which came on production in early 2006 at a rate of 3.2 mmcf/d of which the Corporation's portion is approximately 33%. The Corporation also added to its land base in the area by purchasing offsetting acreage at its Beaverlodge property. The Corporation has over 11,000 net acres of undeveloped land in the Peace River Arch area; this land represents significant opportunity with several lower risk drilling locations identified for 2006.

The Corporation expects to spend approximately $7 million to drill nine gross wells in 2006. These plans include wells in both Beaverlodge and Gordondale targeting multi-zoned opportunites that possess relatively higher volume potential with strong capital efficiency metrics.

Production in 2005 averaged 458 boe/d. As these properties were all acquired by the Corporation during the year, there are no year-over-year comparisons available.

Saskatchewan

The Corporation's Saskatchewan assets are concentrated in two key areas: Lashburn, located in west central Saskatchewan and its southeast Saskatchewan properties. The southeast Saskatchewan properties were added to the Corporation's land base through the acquisition of Resolute in 2005. These holdings consist of three areas: Wauchope, Arcola, and Hitchcock.

Production in Saskatchewan makes up approximately 8% of the Corporation's total production. In 2005, the Corporation increased its focus on this area. In Lashburn, the Corporation had a successful eight well drilling program targeting the upper Mannville zone. Production from this area is mainly heavy oil. Wauchope and Arcola produce light oil from the Mississippian Alida formation. Analysis of 3D geophysical data in this area has identified several opportunities expected to be drilled in 2006.

In 2006, the Corporation plans to spend approximately $6 million in Saskatchewan, drilling seven wells in total; two wells in Lashburn and five horizontal wells in southeast Saskatchewan.

Production in 2005 in this area averaged 512 boe/d, up 39% from 2004 due to the addition of acquired properties as well as drilling success at Lashburn.

Central Alberta

Central Alberta is the Corporation's most diverse and expansive production area, spanning across the province from the foothills to the Alberta-Saskatchewan border. This area was enhanced significantly by the acquisitions during 2005.

Production in this area is approximately 80% natural gas. Gas production consists of sweet gas in the East Central locations and a mixture of sweet and sour gas in the West Central locations. Liquids production is made up of a mixture of slightly sour oil and natural gas liquids in the West Central locations. Central Alberta accounts for approximately one-quarter of the Corporation's total production.

The Corporation's primary focus in this area is to optimize existing producing assets. Limited capital for new drilling has been allocated to Central Alberta. As part of the Corporation's ongoing portfolio management, the Corporation has identified some of these assets as non-core and is investigating several alternatives to optimize their value. These alternatives could include divestitures, farm-out agreements, swaps or other arrangements. The Ante Creek divestiture announced in January of 2006 is an example of this effort.

In 2005, the Corporation drilled three wells in the Central Alberta area with mixed drilling results. Capital projects during the year focused on using acquired infrastructure to improve efficiency and production from the Corporation's existing wells. In addition, two standing Viking wells were tied-in and production commenced in the first quarter of 2006.

In 2006, the Corporation plans to spend approximately $2 million in Central Alberta, focusing its capital expenditures mostly on facility de-bottlenecking, re-completions and well optimizations as well as drilling two wells in the area.

Production in 2005 averaged 4,131 boe/d in Central Alberta, up 16% from 2004 due to the addition of properties acquired during the year.

Southern Alberta

The Corporation's Southern Alberta area consists of High River, Manyberries, Aden and Pakowki. Manyberries, Aden and Pakowki were all added in 2005 with the acquisition of Monroe and Markedon.

Production in this area is approximately 60% natural gas and natural gas liquids and approximately 40% oil. It makes up approximately 5% of the Corporation's total production.

A portion of the Corporation's Southern Alberta assets are viewed as non-core. These properties include a large amount of undeveloped land, particularly in the High River area, which is considered exploratory in nature. In order to reduce risk and maximize value for unitholders, the Corporation entered into a multi-well farm out agreement in 2005 covering 22,000 net acres in the High River area.

There are some minor activities scheduled for 2006 at High River. Some of this activity will be conducted through a farm-out agreement and the Corporation also expects to drill a couple of wells at its other operated areas. The Corporation expects to spend about $1 million in Southern Alberta in 2006.

In 2005, production averaged 835 boe/d, up 54% from 2004 due to the addition of the properties acquired during the year.

2005 Average Daily Production Volumes

The following table sets out the Corporation's average daily production volumes by area during 2005.

Property	Gas (mcf/d)	Oil (bbl/d)	NGL (bbl/d)	Boe (boe/d)
Greater Olds	33,747	96	989	6,710
Berry/Winnifred	9,846	346	37	2,024
Peace River Arch	2,027	108	12	458
Saskatchewan...............	132	490	-	512
Central Alberta	20,370	386	350	4,131
Southern Alberta.............	3,306	224	60	835
Other..........................	470	10	7	95
Total	69,898	1,660	1,455	14,765

Oil and Gas Reserves Data

The tables below summarize the crude oil, natural gas liquids ("NGL") and natural gas reserves of the Corporation and the present worth of future net cash flows associated with such reserves effective as at December 31, 2005, as evaluated by GLJ in a report dated February 23, 2006, with a preparation date of February 9, 2006, based on constant and forecast price assumptions and have been extracted from the GLJ Report. The GLJ Report has been prepared in accordance with the standards contained in the Canadian Oil and Gas Evaluators Handbook (the "COGE Handbook") and the reserves definitions set out by the Canadian Securities Administrators in National Instrument 51-101 – *Standards of Disclosure for Oil and Gas Activities* and the COGE Handbook. The tables summarize the data contained in the GLJ Report and, as a result, may contain slightly different numbers than the GLJ Report due to rounding. **All future cash flows are stated prior to provision for indirect costs and lease reclamation costs (other than well abandonment costs associated with existing wells and wells to be drilled in the future that have been assigned reserves) and after deduction of royalties and estimated future capital expenditures.**

It should not be assumed that the present worth of estimated future cash flows shown below is representative of the fair market value of the reserves. There is no assurance that such price and cost assumptions will be attained and variances could be material. The recovery and reserve estimates of the Corporation's crude oil, NGL and natural gas reserves provided herein are estimates only and there is no guarantee that the estimated reserves will be recovered. Actual crude oil, natural gas and NGL reserves may be greater than or less than the estimates provided herein.

In the various reserves related tables included herein, columns may not add due to rounding.

All of the Corporation's crude oil, NGL and natural gas reserves are located within Canada.

Attached as Schedule A to this Annual Information Form is the report on reserves data of GLJ and attached as Schedule B to this Annual Information Form is the report of management and directors of the Corporation on the oil and gas disclosure.

Petroleum and Natural Gas Reserves and Present Worth Values
(Based on Forecast Price Assumptions)

	Reserves							
	Light/Medium Oil (mbbls)		Heavy Oil (mbbls)		Natural Gas (mmcf)		NGL (mbbls)	
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Proved								
Developed Producing	3,848	3,219	531	449	198,757	152,705	4,697	3,208
Developed Non-Producing	38	35	57	46	11,437	9,020	234	160
Undeveloped	265	239	0	0	25,860	18,991	989	663
Total Proved	4,150	3,493	588	495	236,055	180,716	5,919	4,031
Probable	1,971	1,588	230	194	76,691	57,750	1,759	1,191
Total Proved plus Probable	6,122	5,080	819	689	312,746	238,466	7,678	5,222

	Present Worth Values Before Income Taxes Discounted at (%/year)				
	0% (MM$)	5% (MM$)	10% (MM$)	15% (MM$)	20% (MM$)
Proved					
Developed Producing	1,099	844	704	613	549
Developed Non-Producing	50	41	35	30	26
Undeveloped	109	68	46	32	23
Total Proved	1,259	954	784	675	598
Probable	424	246	167	125	98
Total Proved plus Probable	1,682	1,120	951	800	697

Petroleum and Natural Gas Reserves and Present Worth Values
(Based on Constant Price Assumptions)

	Reserves							
	Light/Medium Oil (mbbls)		Heavy Oil (mbbls)		Natural Gas (mmcf)		NGL (mbbls)	
	Gross	Net	Gross	Net	Gross	Net	Gross	Net
Proved								
Developed Producing	3,926	3,287	527	451	199,618	153,444	4,702	3,200
Developed Non-Producing	38	35	53	43	11,458	9,037	234	159
Undeveloped	266	240	0	0	25,864	18,993	989	660
Total Proved	4,230	3,562	580	494	236,939	181,474	5,925	4,020

	Present Worth Values Before Income Taxes Discounted at (%/year) 0% (MM$)	10% (MM$)
Proved		
Developed Producing	1,444	867
Developed Non-Producing	70	46
Undeveloped	161	72
Total Proved	1,675	985

Notes:

(1) Columns may not add due to rounding.

(2) **"Gross"** means the Corporation's total working interest and/or royalty interest share before royalties owned by others.

"Net" means the Corporation's total working interest and/or royalty interest share after deducting the amounts attributable to royalties owned by others.

"Royalties" refers to royalties paid to others. The royalties deducted from the reserves are based on the percentage royalty calculated by applying the applicable royalty rate or formula. In the case of Crown sliding scale royalties which are dependent on selling prices, the price forecasts for the individual properties in question have been employed.

"Reserves" are the estimated remaining quantities of oil and natural gas and related substances anticipated to be recoverable from known accumulations, from a given date forward, based on: analysis of drilling, geological, geophysical and engineering data; the use of established technology; and specified economic conditions, which are generally accepted as being reasonable. Reserves are classified according to the degree of certainty associated with the estimates.

"Proved Reserves" are those Reserves that can be estimated with a high degree of certainty to be recoverable. It is likely that the actual remaining quantities recovered will exceed the estimated Proved Reserves. At least a 90% probability that the quantities actually recovered will equal or exceed the estimated Proved Reserves is the targeted level of certainty.

"Probable Reserves" are those additional Reserves that are less certain to be recovered than Proved Reserves. It is equally likely that the actual remaining quantities recovered will be greater or less than the sum of the estimated Proved plus Probable Reserves. At least a 50% probability that the quantities actually recovered will equal or exceed the sum of the estimated Proved plus Probable Reserves is the targeted level of certainty.

"Proved Developed Reserves" are those Reserves that are expected to be recovered from existing wells and installed facilities or, if facilities have not been installed, that would involve a low expenditure (e.g., when compared to the cost of drilling a well) to put the Reserves on production. The developed category may be subdivided into producing and non-producing.

"Developed Producing Reserves" are those Reserves that are expected to be recovered from completion intervals open at the time of the estimate. These Reserves may be currently producing or, if shut-in, they must have previously been on production, and the date of resumption of production must be known with reasonable certainty.

"Developed Non-Producing Reserves" are those Reserves that either have not been on production, or have previously been on production, but are shut-in, and the date of resumption of production is unknown.

"Undeveloped Reserves" are those Reserves expected to be recovered from known accumulations where a significant expenditure (e.g., when compared to the cost of drilling a well) is required to render them capable of production. They must fully meet the requirements of the Reserves classification (proved, probable, possible) to which they are assigned.

(3) The forecast cost and price assumptions assume the continuance of current laws and regulations and changes in wellhead selling prices, and take into account inflation with respect to future operating and capital costs. In the GLJ Report operating costs are assumed to escalate at 2% per annum. Crude oil and natural gas base case prices as forecast by GLJ effective January 1, 2006 are as follows:

GLJ Petroleum Consultants
Crude Oil and Natural Gas Liquids Price Forecast

Year	WTI at Cushing, Oklahoma ($US/bbl)	Edmonton Light Sweet 40° API ($Cdn/bbl)	Edmonton Propane ($Cdn/bbl)	Edmonton Butane ($Cdn/bbl)	Edmonton Pentanes Plus ($Cdn/bbl)	Inflation Rate (%/yr)	Exchange Rate ($US/$Cdn)
2006	57.00	66.25	42.50	49.00	67.00	2	0.85
2007	55.00	64.00	41.00	47.25	65.25	2	0.85
2008	51.00	59.25	38.00	43.75	60.50	2	0.85
2009	48.00	55.75	35.75	41.25	56.75	2	0.85
2010	46.50	54.00	34.50	40.00	55.00	2	0.85
2011	45.00	52.25	33.50	38.75	53.25	2	0.85
2012	45.00	52.25	33.50	38.75	53.25	2	0.85
2013	46.00	53.25	34.00	39.50	54.25	2	0.85
2014	46.75	54.25	34.75	40.25	55.25	2	0.85
2015	47.75	55.50	35.50	41.00	56.50	2	0.85
2016	48.75	56.50	36.25	41.75	57.75	2	0.85
2017+	+2%/yr	+2%/yr	+2%/yr	+2%/yr	+2%/yr	2	0.85

GLJ Petroleum Consultants
Natural Gas Price Forecast

Year	Alberta Spot AECO-C ($Cdn/mmbtu)
2006	10.60
2007	9.25
2008	8.00
2009	7.50
2010	7.20
2011	6.90
2012	6.90
2013	7.05
2014	7.20
2015	7.40
2016	7.55
2017+	+2%/yr

(4) The constant price assumptions assume the continuance of current laws, regulations and operating costs in effect on the date of the GLJ Report. Product prices were not escalated beyond December 31, 2005. In addition, operating and capital costs have not been increased on an inflationary basis. The prices used for the mix of crude oil gravities and various gas contracts were as follows (adjusted for quality and transportation):

Light Crude Oil at Edmonton, Alberta	$68.27 Cdn/bbl
WTI Oil at Cushing, Oklahoma.....................	$61.04 US/bbl
Alberta Spot Gas at AECO-C	$9.71 Cdn/mmbtu

Weighted average historical prices realized by the Corporation for the year ended December 31, 2005 were $8.67/mcf for natural gas, $62.75/bbl for NGL and $55.04/bbl for crude oil.

(5) Effective on January 1, 1995, the ARTC rate ranges from a maximum of 75% of $2,000,000 when the royalty tax credit reference is below $100/m^3 to a minimum of 25% of $2,000,000 when the royalty tax credit reference is above $210/m^3.

(6) The GLJ Report estimates the undiscounted future capital expenditures necessary to achieve the estimated present worth of future net cash flows based on forecast costs from Proved plus Probable Reserves to be an aggregate of $122.6mm, of which $38.7mm is to be expended in 2006, $34.3mm is to be expended in 2007, $21.4mm is to be expended in 2008 and $28.1mm thereafter (or based on constant costs: an aggregate of $116.6mm, of which $38.7mm is to be expended in 2006, $33.7mm is to be expended in 2007, $20.6mm is to be expended in 2008 and $23.7mm thereafter).

(7) Substantially all of the Developed Producing Reserves evaluated in the GLJ Report were on production at December 31, 2005.

(8) The extent and character of all factual data supplied to GLJ were accepted by GLJ as represented. The crude oil and natural gas reserve calculations and any projections upon which the GLJ Report is based were determined in accordance with generally accepted evaluation practices. No field inspection was conducted. Salvage values for facilities and lease reclamation costs have not been included in the GLJ Report (other than well abandonment costs associated with existing wells and wells to be drilled in the future that have been assigned reserves).

(9) The net present value of future net revenues has been presented only on a before income tax basis. Given the structure of the Trust, taxes are passed on to unitholders.

The following tables set forth the following elements of future net revenue attributed to Proved Reserves and Proved plus Probable Reserves of the Corporation as of December 31, 2005 estimated based on constant and forecast price assumptions and calculated without discount:

Total Future Net Revenue
(Undiscounted)
(Based on Forecast Price Assumptions)

Reserves Category	Revenue (MM$)	Royalties (MM$)	Operating Costs (MM$)	Development Costs (MM$)	Well Abandonment Costs (MM$)	Future Net Revenue Before Income Taxes (MM$)
Proved Reserves	2,555	536	657	81	22	1,259
Proved plus Probable Reserves........	3,432	732	870	123	26	1,682

Total Future Net Revenue
(Undiscounted)
(Based on Constant Price Assumptions)

Reserves Category	Revenue (MM$)	Royalties (MM$)	Operating Costs (MM$)	Development Costs (MM$)	Well Abandonment Costs (MM$)	Future Net Revenue Before Income Taxes (MM$)
Proved Reserves	2,991	659	563	76	17	1,675

Note:

(1) The net present value of future net revenues has been presented only on a before income tax basis. Given the structure of the Trust, the values after income taxes would be the same.

The following tables set forth the future net revenue (before deducting future income tax expenses) of the Corporation's assets as of December 31, 2005 estimated based on forecast and constant price assumptions and calculated using a discount rate of 10 percent:

Future Net Revenue
By Production Group
(Based on Forecast Price Assumptions)

Reserves Category	Production Group	Future Net Revenue Before Income Taxes (discounted at 10%/year) (M$)
Proved Reserves	Light/Medium Oil(1)	106,442
	Heavy Oil(1)	6,466
	Natural Gas(2)	671,296
	Total	784,204
Proved plus Probable Reserves	Light/Medium Oil(1)	144,761
	Heavy Oil(1)	9,223
	Natural Gas(2)	797,455
	Total	951,438

Notes:

(1) Including solution gas and other by-products.

(2) Including by-products but excluding solution gas from oil wells.

Future Net Revenue
By Production Group
(Based on Constant Price Assumptions)

Reserves Category	Production Group	Future Net Revenue Before Income Taxes (discounted at 10%/year) (M$)
Proved Reserves	Light/Meduim Oil[(1)].....	127,911
	Heavy Oil[(1)]	5,458
	Natural Gas[(2)]	851,265
	Total	984,633
Proved plus Probable Reserves	Light/Medium Oil[(1)]	177,225
	Heavy Oil[(1)]	8,054
	Natural Gas[(2)]...............	1,027,424
	Total	1,212,703

Notes:

(1) Including solution gas and other by-products.

(2) Including by-products but excluding solution gas from oil wells.

Reconciliation of Reserves

The following table provides a reconciliation of the Corporation's net reserves of crude oil, natural gas and NGL for the year ended December 31, 2005 presented using forecast prices and costs.

Reconciliation of Company Net Reserves
By Principal Product Type

(Forecast Prices and Costs)

	Light and Medium Oil			Heavy Oil			Conventional Natural Gas			Natural Gas Liquids			Total Oil Equivalent		
Factors	Net proved (Mbbl)	Net Probable (Mbbl)	Net Proved Plus Probable (Mbbl)	Net proved (Mbbl)	Net Probable (Mbbl)	Net Proved Plus Probable (Mbbl)	Net Proved (MMcf)	Net Probable (MMcf)	Net Proved Plus Probable (MMcf)	Net proved (Mbbl)	Net Probable (Mbbl)	Net Proved Plus Probable (Mbbl)	Net Proved (Mboe)	Net Probable (Mboe)	Net Proved Plus Probable (Mboe)
December 31, 2004	112	24	136	260	62	322	144,831	42,724	187,555	3,448	944	4,392	27,959	8,150	36,109
Extensions	0	68	68	306	138	444	1,993	839	2,832	3	6	10	642	351	993
Improved Recovery	48	24	73	0	0	0	1,357	533	1,890	9	3	12	283	117	400
Technical Revisions	-32	-3	-35	40	-13	27	-1,928	-1,868	-3,796	433	135	568	118	-192	-74
Discoveries	0	0	0	0	0	0	1,922	419	2,342	40	10	51	361	80	441
Acquisitions	3,718	1,474	5,192	0	0	0	51,747	15,020	66,767	499	96	595	12,841	4,074	16,915
Dispositions	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Economic Factors	13	0	13	14	7	21	439	83	522	-8	-4	-12	92	17	109
Production	-366	0	-366	-125	0	-125	-19,645	0	-19,645	-393	0	-393	-4,158	0	-4,158
December 31, 2005	3,493	1,587	5,080	495	194	689	180,716	57,750	238,466	4,031	1,191	5,222	38,138	12,597	50,735

Notes:

(1) The Improved Recovery values presented above include additions associated with Infill Drilling in accordance with CSA Notice 51-313 issued April 8, 2004. This guidance is inconsistent with how companies report under U.S. FASB regulations. The following are the additions associated with Infill Drilling:

	Net Proved	Net Probable	Net Proved Plus Probable
Light and Medium Oil – Mbbls	48	24	73
Heavy Oil – Mbbls	0	0	0
Gas – MMcf	735	224	959
NGL – Mbbls	4	1	6

(2) The Corporation has no unconventional reserves (Bitumen, Synthetic Crude Oil, Natural Gas from Coal, etc.).

Future Net Revenue Reconciliation

The following table provides a reconciliation of the estimates of the future net revenue (estimated using constant prices and costs and calculated using a discount rate of 10 percent) attributed to Proved Reserves:

Period and Factor	Before Tax 2005 (M$)
Estimated Net Present Value at December 31, 2004	423,208
Oil and Gas Sales During the Period Net of Production Costs and Royalties[1]	(163,447)
Changes due to Prices, Production Costs and Royalties Related to Forecast Production[2]	254,081
Development Costs During the Period[3]	78,500
Changes in Future Development Costs[4]	(80,636)
Changes Resulting from Extensions and Improved Recovery[5]	20,975
Changes Resulting from Discoveries[5]	10,202
Changes Resulting from Acquisitions of Reserves[5]	358,279
Changes Resulting from Dispositions of Reserves[5]	-
Changes Resulting from Technical Reserves Revisions	3,180
Accretion of Discount[6]	42,321
Net Change in Income Taxes[7]	-
All Other Changes	37,971
Estimated Net Present Value at December 31, 2005	984,633

Notes:

(1) Company actual before income taxes, excluding general and administrative expenses.

(2) The impact of changes in prices and other economic factors on future net revenue.

(3) Actual capital expenditures relating to the exploration, development and production of oil and gas reserves.

(4) The change in forecast development costs for the properties evaluated at the beginning of the period.

(5) End of period net present value of the related reserves.

(6) Estimated as 10% of the beginning of period net present value.

(7) The difference between forecast income taxes at beginning of period and the actual taxes for the period plus forecast income taxes at the end of the period.

Undeveloped Reserves

Over 76% of the Corporation's Proved Undeveloped Reserves (20.4 bcf natural gas and 881 mbbls NGL) exist in the Olds Gas Field Unit No.1. The Corporation plans to develop these reserves over the next three years by drilling 11 horizontal infill development wells in the Wabamun gas pool.

Over 66% of the Corporation's Probable Undeveloped Reserves (24.8 bcf natural gas and 760 mbbls NGL) exist in the Olds Gas Field Unit No.1. The Corporation plans to develop these reserves over the next four years by drilling nine horizontal infill development wells in the Wabamun gas pool.

The Corporation holds interests in 65,203 gross acres (50,603 net acres) with 2006 expiry dates (all of which is located in Canada), however, a substantial amount of these lands can be continued by proving production capability.

Significant Factors or Uncertainties Affecting Reserves Data

There are numerous uncertainties inherent in estimating quantities of proved reserves, including many factors beyond the control of the Corporation. The reserve data included herein represents estimates only.

In general, estimates of economically recoverable oil and natural gas reserves and the future net cash flows therefrom are based upon a number of variable factors and assumptions, such as historical production from the properties, the assumed effects of regulation by governmental agencies and future operating costs, all of which may vary considerably from actual results. All such estimates are to some degree speculative, and classifications of reserves are only attempts to define the degree of speculation involved. For those reasons, estimates of the economically recoverable oil and natural gas reserves attributable to any particular group of properties, classification of such reserves based on risk of recovery and estimates of future net revenues expected therefrom, prepared by different reserve evaluators or by the same reserve evaluators at different times, may vary substantially. The actual production, revenues, taxes and development and operating expenditures of the Corporation with respect to these reserves will vary from such estimates, and such variances could be material.

Estimates with respect to proved reserves that may be developed and produced in the future are often based upon volumetric calculations and upon analogy to similar types of reserves rather than actual production history. Estimates based on these methods are generally less reliable than those based on actual production history. Subsequent evaluation of the same reserves based upon production history will result in variations, which may be substantial, in the estimated reserves.

Consistent with the securities disclosure legislation and policies of Canada, as interpreted by the securities regulatory authorities in Canada, the Corporation has used forecast prices and costs in calculating reserve quantities included herein. Actual future net cash flows also will be affected by other factors such as actual production levels, supply and demand for oil and natural gas, curtailments or increases in consumption by oil and natural gas purchasers, changes in governmental regulation or taxation and the impact of inflation on costs.

Future Development Costs

The following table sets forth the amount of future development costs estimated, in total, calculated using no discount and using a discount rate of 10% in respect of development costs deducted in the estimation of future net revenue:

	Reserves Case (M$)		
	Proved	Proved	Proved plus Probable
	Constant Prices & Costs	Forecast Prices & Costs	Forecast Prices & Costs
2006	29,077	29,077	38,736
2007	18,057	18,418	34,335
2008	14,587	15,176	21,418
2009	1,693	1,796	11,347
2010	1,499	1,622	1,622
Thereafter	11,483	15,147	15,148
Total (Undiscounted)	76,396	81,236	122,606
Total (Discounted at 10%)	60,127	61,947	96,711

The Corporation expects that the above future development costs will be funded through internally-generated cash flow.

Oil and Gas Wells

The following table sets forth the number and status of wells in which the Corporation had a working or a royalty interest as at December 31, 2005 which are producing or which the Corporation considers to be capable of production.

	Producing				Shut-in[1][4]			
	Oil		Gas		Oil		Gas	
	Gross[2]	Net[3]	Gross[2]	Net[3]	Gross[2]	Net[3]	Gross[2]	Net[3]
British Columbia........	-	-	1	0.25	-	-	1	0.33
Alberta....................	252	170	742	600	74	50	313	229
Saskatchewan...........	54	46	4	4	6	5	8	7.42
Total.......................	306	216	747	604.25	80	55	322	236.75

Notes:

(1) "**Shut-in**" wells means wells which are capable of producing crude oil or natural gas but which are not producing due to lack of available transportation facilities, available markets or other reasons.

(2) "**Gross**" wells are defined as the total number of wells in which the Corporation has an interest.

(3) "**Net**" wells are defined as the aggregate of the numbers obtained by multiplying each gross well by the Corporation's percentage working interest therein.

(4) All shut-in wells are within five kilometers of pipeline facilities.

Properties with No Attributed Reserves

The following table sets out the Corporation's undeveloped land holdings as at December 31, 2005.

	Gross Acres [1]	Net Acres [2]
Western Canada	383,946	268,985
United States	3,520	3,520
Total..................................	287,466	272,505

Notes:

(1) "**Gross**" refers to the total acres in which the Corporation has an interest.

(2) "**Net**" refers to the total acres in which the Corporation has an interest, multiplied by the percentage working interest therein owned by the Corporation.

An aggregate of 50,603 net acres will expire in 2006, all of which is located in Canada.

Forward Contracts

For details of material commitments to sell natural gas and crude oil which were outstanding at December 31, 2005, see note 13 to the Trust's audited consolidated financial statements for the year ended December 31, 2005, which note is incorporated herein by reference.

Additional Information Concerning Abandonment and Reclamation Costs

Abandonment and reclamation costs were estimated for all legal obligations associated with the retirement of long-lived tangible assets such as wells, facilities and plants based on market prices or on the best information available where no market price was available. There are approximately 800 net wells to be reclaimed. The total abandonment and reclamation costs, net of estimated salvage value, are estimated to be $68 million (without discount) and $19 million discounted at 10%. Of these amounts, $42 million (without discount) and $11 million discounted at 10% were not deducted as abandonment and reclamation costs in estimating future net revenue as disclosed in the GLJ Report. In the next three financial years, a total of $1.3 million of the costs are expected to be incurred.

Tax Horizon

As a result of the Trust's tax efficient structure, annual taxable income is transferred from its operating entities to the Trust and from the Trust to its Unitholders. This is primarily accomplished through the deduction of the net profits interest on underlying oil and gas properties and the deduction of interest on

the Notes held by the Trust. Therefore, no income tax liability will be incurred by the Trust for as long as the organization maintains this corporate tax structure.

Costs Incurred

The following tables summarize capital expenditures (net of incentives and net of certain proceeds and including capitalized general and administrative expenses) related to the Corporation's activities for the year ended December 31, 2005 ($ millions):

Property acquisition costs	
Proved properties	380.8
Unproved properties	27.7
Total acquisition costs	408.5
Exploration costs	1.3
Development costs	78.5
Total Capital Expenditures	488.3

Exploration and Development Activities

The following table sets forth the gross and net exploratory and development wells (all of which are in Canada) in which the Corporation participated during the periods indicated.

	Year Ended December 31, 2005		Year Ended December 31, 2004	
	Gross(1)	Net(2)	Gross(1)	Net(2)
Exploratory				
Oil	-	-	-	-
Gas	3	1.3	11	4.6
Service	-	-	-	-
Dry	2	1.0	5	3.3
Total	5	2.3	16	7.9
Development				
Oil	13	13.0	6	5.6
Gas	68	54.2	56	52.6
Service	0	0	-	-
Dry	1	0.2	3	2.7
Total	82	67.4	65	60.9

Notes:

(1) "**Gross**" wells means the number of wells in which the Corporation has an interest.

(2) "**Net**" wells means the aggregate of the numbers obtained by multiplying each gross well by the Corporation's percentage working interest therein.

Production Estimates

The following tables provide a summary of the constant and forecast production volumes estimated for 2006 in the GLJ Report, all of which is in Canada.

2006 Production Estimates
Average Daily Rates
Constant Prices and Costs

	Light and Medium Oil		Heavy Oil		Natural Gas		Natural Gas Liquids		Total Oil Equivalent	
	W.I. bbl/d	Net bbl/d	W.I. bbl/d	Net bbl/d	W.I. mcf/d	Net mcf/d	W.I. bbl/d	Net bbl/d	W.I. boe/d	Net boe/d
Proved Producing										
Olds Gas Field Unit No. 1	0	0	0	0	20,738	14,331	647	432	4,104	2,821
Others	2,121	1,684	625	518	55,599	43,133	997	695	13,010	10,087
Total Proved Producing	2,121	1,684	625	518	76,337	57,464	1,645	1,127	17,113	12,908
Total Proved										
Olds Gas Field Unit No. 1	0	0	0	0	22,726	15,697	694	463	4,482	3,079
Others	2,195	1,747	643	533	58,868	45,666	1,055	736	13,704	10,627
Total Proved	2,195	1,747	643	533	81,594	61,364	1,749	1,199	18,186	13,706
Total Proved plus Probable										
Olds Gas Field Unit No. 1	0	0	0	0	23,570	16,267	709	473	4,637	3,184
Others	2,673	2,067	736	609	61,903	47,841	1,088	758	14,814	11,408
Total Proved plus Probable	2,673	2,067	736	609	85,473	64,109	1,796	1,231	19,452	14,592

Note:

(1) "W.I." means working interest.

2006 Production Estimates
Average Daily Rates
Forecast Prices and Costs

	Light and Medium Oil		Heavy Oil		Natural Gas		Natural Gas Liquids		Total Oil Equivalent	
	W.I. bbl/d	Net bbl/d	W.I. bbl/d	Net bbl/d	W.I. mcf/d	Net mcf/d	W.I. bbl/d	Net bbl/d	W.I. boe/d	Net boe/d
Proved Producing										
Olds Gas Field Unit No. 1	0	0	0	0	20,738	14,331	647	432	4,104	2,821
Others	2,121	1,684	625	511	55,599	43,133	997	696	13,010	10,080
Total Proved Producing	2,121	1,684	625	511	76,337	57,464	1,645	1,128	17,113	12,901
Total Proved										
Olds Gas Field Unit No. 1	0	0	0	0	22,726	15,697	694	463	4,482	3,080
Others	2,195	1,747	643	526	58,868	45,666	1,055	736	13,704	10,620
Total Proved	2,195	1,747	643	526	81,594	61,364	1,749	1,200	18,186	13,700
Total Proved plus Probable										
Olds Gas Field Unit No. 1	0	0	0	0	23,570	16,267	709	476	4,637	3,185
Others	2,674	2,067	736	601	61,903	47,841	1,088	758	14,814	11,400
Total Proved plus Probable	2,674	2,067	736	601	85,473	64,109	1,796	1,232	19,452	14,585

Note:

(1) "W.I." means working interest.

Production History

The following table sets forth the Corporation's average daily production volume before deductions of royalties payable to others, crude oil prices, and net oil and gas capital expenditures incurred for each quarter of the Corporation's most recent year ended, all of which was in Canada. Also shown are average annual netbacks received by product category.

2005 Information	First Quarter	Second Quarter	Third Quarter	Fourth Quarter	Annual
Average Daily Production					
Light/Medium Oil (bbl/d)	121	1,003	1,732	2,279	1,291
Heavy Oil (bbl/d)	273	213	427	561	370
NGL (bbl/d)	1,310	1,357	1,424	1,725	1,455
Natural Gas (mcf/d)	54,963	65,709	79,056	79,494	69,898
Oil and NGL Netback ($/bbl)(1)					
Revenue	48.46	54.48	64.34	60.21	58.64
Royalties	10.75	12.68	14.21	14.24	13.44
Production Costs	8.42	9.89	11.23	8.53	9.61
Netback	29.29	31.91	38.90	37.44	35.59
Natural Gas Netback ($/mcf)(1)					
Revenue	7.12	7.46	8.50	10.87	8.67
Royalties	1.73	1.54	1.77	2.98	2.05
Production Costs	1.24	1.35	1.48	1.54	1.42
Netback	4.15	4.57	5.25	6.35	5.20
Capital Expenditures ($000's)					
Western Canada					
Acquisitions / (Dispositions)(2)	30	6,971	99,745	181	106,927
Exploration and Development	5,955	8,180	17,808	16,714	48,657
Plants, Facilities and Pipelines	3,450	8,081	5,369	6,469	23,369
Land and Lease	375	1,234	1,253	1,043	3,905
Capitalized G&A	674	839	904	1,035	3,452
East Coast	-	-	-	-	-
Other capital costs	82	246	150	145	623
Total	10,566	25,551	125,229	25,587	186,933

Notes:

(1) Operating expenses are allocated between NGL's and natural gas in the ratio of gross revenue received for each product during the period.

(2) The acquisition amounts do not include the issuance of 24.1 million Trust Units valued at approximately $301.3 million relating to the acquisition of Resolute.

Development

During 2006, the Corporation intends to undertake natural gas development projects that realize commercial value with low finding and development costs.

The budgeted capital program for 2006 is approximately $63 million. The Berry/Winnifred area will be a significant focus for the Corporation in 2006 with planned spending of approximately $19 million on a 26 well program. In the Greater Olds area, the Corporation plans on drilling 11 wells in 2006 and will

participate in a multi-well farm-out agreement costing a total of $17 million. In the Peace River Arch the Corporation plans on spending $7 million to drill nine wells and in Saskatchewan seven wells are planned for $6 million. In Central Alberta, the Corporation will spend approximately $2 million on facility de-bottlenecking, recompletions and optimizations as well as drilling two wells. In Southern Alberta, Esprit will spend $1 million with the majority of activity conducted through a farm-out.

DESCRIPTION OF THE TRUST

General

The Trust is an open-end unincorporated mutual fund trust governed by the laws of the Province of Alberta and created pursuant to the Trust Indenture. The Trust's business consists of:

(a) acquiring, investing, transferring, disposing of and otherwise dealing with, directly or indirectly, any of the securities issued by the Corporation, including securities of the Corporation's subsidiaries and affiliates, the Common Shares and the Notes, borrowing funds for those purposes and holding the NPI;

(b) investing in any other securities and in any other investments as the Trustees may determine and borrowing funds for that purpose;

(c) issuing Trust Units, convertible securities or securities exchangeable for Trust Units for the purpose of obtaining funds to conduct any of the activities of the Trust, completing any acquisition of securities or any other assets for the benefit of the Trust;

(d) disposing of any part of the property of the Trust;

(e) satisfying the obligations, liabilities or indebtedness of the Trust; and

(f) performing all acts necessary, incidental, ancillary or related to any of the foregoing purposes.

The Trustees are prohibited from acquiring any investment which, (i) would result in the cost amount to the Trust of all "foreign property" (as defined in the Tax Act) which is held by the Trust to exceed the amount prescribed by section 5000 of the regulations promulgated under the Tax Act, or (ii) would result in the Trust not being considered either a "unit trust" or a "mutual fund trust" for purposes of the Tax Act.

Trust Units

The beneficial interests in the Trust are divided into interests of one class, described and designated as Trust Units, which are entitled to the rights and subject to the limitations, restrictions and conditions set out in the Trust Indenture.

Authorized Classes

The Trust is authorized to issue one class of Trust Units. Effective June 30, 2005, the Trust completed the Reclassification pursuant to which the former Class A Trust Units and Class B Trust Units of the Trust were reclassified as the Trust Units. See "General Development of the Trust – Subsequent to the Esprit Arrangement – Reclassification of Trust Units". As at December 31, 2005, an aggregate of 66,322,792 Trust Units were issued and outstanding.

Voting

Each Trust Unit entitles the holder thereof to one vote at all meetings of the holders of Trust Units or in respect of any written resolution.

Distributions

Each Trust Unit represents an equal fractional undivided beneficial interest in any distribution from the Trust (whether of net income, net realized capital gains or other amounts) and in any net assets of the Trust in the event of termination or winding-up of the Trust. All Trust Units rank among themselves equally and rateably without discrimination, preference or priority.

Transferability

Subject to certain restrictions described under "Description of the Trust – Non-Resident Unitholders", each Trust Unit is freely transferable.

Redemption and Conversion

Each Trust Unit is not subject to pre-emptive rights and entitles the holder thereof to require the Trust to redeem any or all of the Trust Units held by such holder. See "Redemption Right".

Nature of Trust Units

The Trust Units do not represent a traditional investment and should not be viewed as "shares" in either the Corporation or the Trust. As holders of Trust Units in the Trust, Unitholders do not have the statutory rights normally associated with ownership of shares of a corporation including, for example, the right to bring "oppression" or "derivative" actions. The price per Trust Unit is generally a function of the anticipated distributable income from the Corporation and the ability of the Corporation to effect long term growth in the value of the Trust. The market price of the Trust Units is sensitive to a variety of market conditions including, but not limited to, interest rates, commodity prices and the ability of the Trust to acquire additional assets. Changes in market conditions may adversely affect the trading price of the Trust Units.

The Trust Units are not "deposits" within the meaning of the *Canada Deposit Insurance Corporation Act* (Canada) and are not insured under the provisions of that Act or any other legislation. Furthermore, the Trust is not a trust company and, accordingly, is not registered under any trust and loan company legislation as it does not carry on or intend to carry on the business of a trust company.

Post-Arrangement Entitlements

An unlimited number of Post-Arrangement Entitlements may be created and issued pursuant to the Trust Indenture. Post-Arrangement Entitlements were issued under the Esprit Arrangement to persons who did not provide or did not properly complete a declaration as to their residency for the purpose of the Tax Act. Subsequent to the Reclassification, each Post-Arrangement Entitlement entitles the holder thereof to receive one Trust Unit upon contacting the transfer agent of the Trust without satisfying the prior requirement to declare their residency. As at December 31, 2005, an aggregate of 35,372 Post-Arrangement Entitlements were issued and outstanding.

Each Post-Arrangement Entitlement entitles the holder to one vote at any meeting of the holders of Trust Units. **Post-Arrangement Entitlements may not be transferred and are not entitled to distributions**

declared on the Trust Units. In addition, Post-Arrangement Entitlements are not entitled to any distributions of the Trust's net assets in the event of termination or winding-up of the Trust.

Post-Arrangement Entitlements are not subject to redemption.

Special Voting Units

In order to allow the Trust flexibility in pursuing corporate acquisitions, the Trust Indenture allows for the creation of Special Voting Units entitling the holders thereof to such number of votes at meetings of unitholders as may be prescribed. Special Voting Units will enable the Trust to provide voting rights to holders of Exchangeable Shares and, in the future, to holders of other exchangeable shares that may be issued by the Corporation or other subsidiaries of the Trust in connection with other exchangeable share transactions.

An unlimited number of Special Voting Units may be created and issued pursuant to the Trust Indenture. Holders of Special Voting Units shall not be entitled to any distributions of any nature whatsoever from the Trust or have any beneficial interest in any assets of the Trust upon its termination. Except for the right to vote at meetings of the Unitholders, the Special Voting Units shall not confer upon the holders thereof any other rights.

Under the terms of the Voting and Exchange Trust Agreement, the Trust has issued one Special Voting Unit to the Voting and Exchange Trust Agreement Trustee, which entitles the holders of record of Exchangeable Shares to a number of votes at meetings of Unitholders equal to the aggregate equivalent vote amount.

Debentures

The Debentures were issued on July 28, 2005 with an initial maturity date of August 31, 2005, which was subsequently extended to December 31, 2010 upon the closing of the acquisition by the Corporation of Markedon. The Debentures bear interest at the rate of 6.50% per annum and pay interest semi-annually in arrears on June 30 and December 31 each year. The Debentures are direct unsecured obligations of the Trust and are subordinated to all senior indebtedness of the Trust. The Debentures rank equally with all other unsecured and subordinated indebtedness of the Trust. Payment of principal and interest on the Debentures ranks in priority to the payment of distributions on the Trust Units. The Debentures are not redeemable on or before December 31, 2008. The Trust may redeem the Debentures after December 31, 2008 and on or prior to December 31, 2009 at a price of $1,050 per Debenture and at a price of $1,025 per Debenture after December 31, 2009 and prior to maturity, in each case plus accrued and unpaid interest. Each Debenture is convertible into Trust Units at the option of the holder at any time prior to the close of business on the earlier of the maturity date and the business day immediately preceding the date specified by the Trust for redemption of the Debentures at a conversion price of $13.85 per Trust Unit, subject to adjustment in certain events. Holders converting their Debentures will receive accrued and unpaid interest, if any, thereon. As at December 31, 2005, 4,150 Debentures with a face value of $4.15 million had been converted into Trust Units. The Debentures trade on the TSX under the symbol "EEE.DB".

Unitholder Limited Liability

The Trust Indenture provides that no Unitholder, in its capacity as such, shall incur or be subject to any liability in contract or in tort in connection with the Trust or its obligations or affairs and, in the event that a court determines Unitholders are subject to any such liabilities, the liabilities will be enforceable only against, and will be satisfied only out of the Trust's assets. Pursuant to the Trust Indenture, the Trust will indemnify and hold harmless each Unitholder from any cost, damages, liabilities, expenses, charges or losses suffered by a Unitholder from or arising as a result of such Unitholder not having such limited liability.

The Trust Indenture provides that all contracts signed by or on behalf of the Trust must contain a provision to the effect that such obligation will not be binding upon Unitholders personally. Notwithstanding the terms of the Trust Indenture, Unitholders may not be protected from liabilities of the Trust to the same extent a shareholder is protected from the liabilities of a corporation. Personal liability may also arise in respect of claims against the Trust (to the extent that claims are not satisfied by the Trust) that do not arise under contracts, including claims in tort, claims for taxes and possibly certain other statutory liabilities. The possibility of any personal liability to Unitholders of this nature arising is considered unlikely in view of the fact that the primary activity of the Trust is to hold securities, and all business operations are carried out by the Corporation. In addition, the *Income Trust Liability Act* (Alberta) was proclaimed in Alberta on July 1, 2004. The *Income Trust Liability Act* (Alberta) provides that the beneficiary of a trust that is (i) created by a trust instrument governed by the laws of Alberta, and (ii) a reporting issuer as defined in the *Securities Act* (Alberta), is not liable as a beneficiary for any act, default, obligation or liability of the trustee.

The activities of the Trust and the Corporation are conducted, upon the advice of counsel, in such a way and in such jurisdictions as to avoid as far as possible any material risk of liability to the Unitholders for claims against the Trust including by obtaining appropriate insurance, where available, for the operations of the Corporation and having contracts signed by or on behalf of the Trust include a provision that such obligations are not binding upon Unitholders personally.

Issuance of Trust Units

The Trust Indenture provides that Trust Units, including rights, warrants and other securities to purchase, to convert into or to exchange into Trust Units, may be created, issued, sold and delivered on such terms and conditions and at such times as the Board of Trustees, upon the recommendation of the Board of Directors of the Corporation may determine. The Trust Indenture also provides that the Trust may authorize the creation and issuance of debentures, notes and other evidences of indebtedness of the Trust which debentures, notes or other evidences of indebtedness may be created and issued from time to time on such terms and conditions to such persons and for such consideration as the Corporation may determine.

Cash Distributions

The Board of Trustees may declare payable to the Unitholders all or any part of the net income of the Trust earned from interest income on the Notes and from the income generated under the NPI Agreement, less all expenses and liabilities of the Trust due and accrued and which are chargeable to the net income of the Trust. In addition, Unitholders may, at the discretion of the Board of Directors, receive distributions in respect of prepayments of principal on the Notes made by the Corporation to the Trust before the maturity of the Notes.

Cash distributions are made on the 15th day of each month to Unitholders of record on the immediately preceding Distribution Record Date, or if such day does not fall on a business day, the next following business day. The following cash distributions have been declared to Unitholders since the Esprit Arrangement.

Record Date	Payment Date	Per Trust Unit	Total Distribution
2004			
October 29, 2004	November 15, 2004	$0.14	$5,581,597
November 30, 2004	December 15, 2004	$0.14	$5,592,982
December 31, 2004	January 17, 2005	$0.14	$5,613,887

2005			
January 31, 2005	February 15, 2005	$0.14	$5,628,554
February 28, 2005	March 15, 2005	$0.14	$5,630,611
March 31, 2005	April 15, 2005	$0.14	$5,632,200
May 2, 2005	May 16, 2005	$0.14	$5,652,988
May 31, 2005	June 15, 2005	$0.14	$9,024,437
June 30, 2005	July 15, 2005	$0.14	$9,025,312
July 29, 2005	August 15, 2005	$0.14	$9,025,768
August 31, 2005	September 15, 2005	$0.14	$9,027,334
September 30, 2005	October 14, 2005	$0.14	$9,034,972
October 31, 2005	November 15, 2005	$0.15	$9,851,979
November 30, 2005	December 15, 2005	$0.15	$9,853,880
December 30, 2005	January 16, 2006	$0.15	$9,948,419

Redemption Right

Trust Units are redeemable at any time on demand by the holders thereof upon delivery to the Trust of the certificate or certificates representing such Trust Units, accompanied by a duly completed and properly executed notice requiring redemption. Upon receipt of the notice to redeem Trust Units by the Trust, the holder thereof shall only be entitled to receive the Market Redemption Price.

For the purposes of this calculation, "market price" is an amount equal to the simple average of the closing price of the Trust Units for each of the trading days on the applicable stock exchange or other market on which the Trust Units are quoted for trading and on which there was a closing price; provided that, if the applicable exchange or market does not provide a closing price but only provides the highest and lowest prices of the Trust Units traded on a particular day, the market price shall be an amount equal to the simple average of the average of the highest and lowest prices for each of the trading days on which there was a trade; and provided further that if there was trading on the applicable exchange or market for fewer than five of the 10 trading days, the market price shall be the simple average of the Closing Market Price on each of the 10 trading days. The "closing market price" shall be: an amount equal to the closing price of the Trust Units on the applicable exchange if there was a trade on the date; if the applicable exchange does not provide for a closing price for the Trust Units, an amount equal to the average of the highest and lowest prices of the Trust Units if there was trading on such date; or if there was no trading on such date, the average of the last bid and last ask prices of the Trust Units.

The aggregate Market Redemption Price payable by the Trust in respect of any Trust Units surrendered for redemption during any calendar month shall be satisfied by way of a cash (cheque) payment on the last day of the following month. The entitlement of Unitholders to receive cash upon the redemption of their Trust Units is subject to the limitation that the total amount payable by the Trust in respect of such Trust Units and all other Trust Units tendered for redemption in the same calendar month shall not exceed $100,000 (the "Monthly Limit"); provided that the Trust may, in its sole discretion, waive such limitation in respect of any calendar month. Unitholders receiving a distribution in specie of securities of the Trust will be entitled to receive a price per Trust Unit (hereinafter called the "In Specie Redemption Price") equal to the fair market value thereof as determined by the Trust and the In Specie Redemption Price shall, subject to all necessary regulatory approvals, be paid and satisfied by way of a distribution in specie of the securities held by the Trust, on the basis, per Trust Unit tendered for redemption, of the number of each class of securities owned by the Trust on the date such Trust Units were tendered for redemption, each such class of other securities divided by the number of Trust Units outstanding on such date. The In Specie Redemption Price payable in respect of Trust Units tendered for redemption during any month

shall be paid by the transfer, to or to the order of the Unitholder who exercised the right of redemption, on the last day (the "Transfer Date") of the calendar month following the month in which the Trust Units were tendered for redemption, of the number of each class of securities determined as aforesaid. The Trust shall be entitled to all other interest paid or accrued and unpaid to and including the Transfer Date, distributions declared and paid or declared payable on or before the Transfer Date and all other income, profits, earnings and royalties paid or accrued and unpaid on any securities being transferred to and including the Transfer Date.

In the absence of such a waiver, Trust Units tendered for redemption in any calendar month in which the total amount payable by the Trust exceeds the Monthly Limit will be redeemed for cash by order of the date on which Trust Units are tendered for redemption, and, for all Trust Units tendered on the same date, on a pro rata basis up to the maximum total amount which does not exceed the Monthly Limit and, subject to the receipt of any applicable regulatory approvals, by a distribution in specie of securities held by the Trust on a *pro rata* basis.

If at the time Trust Units are tendered for redemption by a Unitholder, the outstanding Trust Units are not listed for trading on any stock exchange or market which the board of directors of the Corporation considers, in its sole discretion, provides representative fair market value price for the Trust Units or trading of the outstanding Trust Units is suspended or halted on any stock exchange on which the Trust Units are listed for trading or, if not so listed, on any market on which the Trust Units are quoted for trading, on the date such Trust Units are tendered for redemption or for more than five trading days during the 10 trading day period, commencing immediately after the date such Trust Units were tendered for redemption, then such Unitholder shall, instead of the Market Redemption Price, be entitled to receive the In Specie Redemption Price.

This redemption right will not be the primary mechanism for holders of Trust Units to dispose of their Trust Units. Securities which may be distributed in specie to Unitholders in connection with a redemption will not be listed on any stock exchange and no market is expected to develop in such Securities. In addition, the Securities may not be qualified investments for trusts governed by registered retirement savings plans, registered retirement income funds, deferred profit sharing plans and registered education savings plans.

Non-Resident Unitholders

It is in the best interest of Unitholders that the Trust qualifies as a "unit trust" and a "mutual fund trust" under the Tax Act. Certain provisions of the Tax Act require that the Trust not be established nor maintained primarily for the benefit of Non-Residents. Accordingly, in order to comply with such provisions, the Trust Indenture contains a prohibition on the ownership of Trust Units by Non-Residents and provides that at no time may Non-Residents be the beneficial owners of more than 49% of the Trust Units issued and outstanding. The Trust may require declarations as to the jurisdictions in which beneficial owners of the Trust Units are resident.

If at any time the Trust becomes aware, as a result of acquiring such declarations as to beneficial ownership, that the beneficial owners of 49% of the Trust Units (or rights to acquire Trust Units) then outstanding are, or may be, Non-Residents or that such a situation is imminent, the Trust may make a public announcement thereof and shall not accept subscription for such Trust Units from or issue or register a transfer of such Trust Units to a Person unless the Person provides a declaration in form and content satisfactory to the Trust that the Person is not a Non-Resident.

Meetings of Unitholders

The Trust Indenture provides that annual meetings of Unitholders must be called and held for, among other matters, the appointment of Trustees of the Trust and the appointment of auditors of the Trust.

Special meetings of the Unitholders may be called at any time by the Trustees and shall be called by the Trustees upon a written request of Unitholders holding in the aggregate not less than 10% of the Trust Units then outstanding. A requisition must, among other things, state in reasonable detail the business purpose for which the meeting is to be called.

Unitholders are entitled to pass resolutions that will bind the Trustees in respect of, among other things, the termination of the Trust, the sale of all or substantially all of the assets of the Trust and any other matters required by securities law, stock exchange rules or other laws or regulations to be submitted to Unitholders for their approval. Except in respect of the election or removal of one or more trustee, the appointment of an inspector or the appointment or removal of auditors, any action taken or resolution passed, shall be by special resolution requiring the affirmative vote of the holders of more than 66⅔% of the Trust Units.

Unitholders may attend and vote at all meetings of Unitholders either in person or by proxy and a proxyholder need not be a Unitholder. Two or more individuals present in person or represented by proxy and representing in the aggregate not less than 20% of the votes attaching to all outstanding Trust Units shall constitute a quorum for the transaction of business at all such meetings.

The Trust Indenture contains provisions as to the notice required and other procedures with respect to the calling and holding of meetings of Unitholders in accordance with the requirements of applicable laws.

Reporting to Unitholders

The financial statements of the Trust are audited annually by an independent recognized firm of chartered accountants. The audited financial statements of the Trust, together with the report of such chartered accountants, are mailed or made available by the Trustee to Unitholders and the unaudited interim financial statements of the Trust are made available to Unitholders within the periods prescribed by securities legislation. The year end of the Trust is December 31.

The Trust is subject to the continuous disclosure obligations under all applicable securities legislation.

Take-over Bids

The Trust Indenture contains provisions to the effect that if a take-over bid is made for the Trust Units and not less than 90% of the Trust Units (other than Trust Units held at the date of the takeover bid by or on behalf of the offeror or associates or affiliates of the offeror) are taken up and paid for by the offeror, the offeror will be entitled to acquire the Trust Units held by Unitholders who did not accept the takeover bid on the terms offered by the offeror.

The Trustees

For a list of the Trustees of the Trust, see "Trustees, Directors and Officers". The Trustees are responsible for, among other things, accepting subscriptions for Trust Units and issuing Trust Units pursuant thereto and maintaining the books and records of the Trust and providing timely reports to holders of Trust Units. The Trust Indenture provides that the Trustees shall act honestly and in good faith with a view to the best interests of the Trust and in connection therewith, shall exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances.

Delegation of Authority, Administration and Trust Governance

The Board of Directors has generally been delegated the significant management decisions of the Trust. In particular, the Board of Trustees has delegated to the Corporation responsibility for any and all matters relating to, among other things, the following:

(a) to supervise the activities and manage the investments and affairs of the Trust;

(b) to manage the Trust's assets;

(c) to maintain records and provide reports to Unitholders;

(d) to enter into any agreement or instrument to create or provide for the issue of Trust Units (including any firm or best efforts underwriting agreement) and to do all things and prepare and sign all documents to qualify those Trust Units for sale in whatever jurisdictions they will be sold or offered for sale;

(e) to effect payment of Distributions to the Unitholders;

(f) to possess and exercise all the rights, powers and privileges pertaining to the ownership of any securities comprising the Trust's assets (including the Notes);

(g) subject to the limitations contained in the Trust Indenture, to sell, transfer, assign and convey, for and on behalf of the Trust, all or any portion of the Trust's assets on such terms and conditions as shall deem to be in the best interests of the Unitholders;

(h) without limit as to amount, to borrow money or otherwise obtain credit in the name of the Trust from time to time, from any Person for the purpose of carrying out the business or any other purposes of the Trust;

(i) to charge, mortgage, hypothecate, pledge or assign on behalf of the Trust, or grant any security interest, lien or encumbrance over or with respect to, all or any portion of the currently owned or subsequently acquired Trust's assets for any purpose, including to secure any monies borrowed or other liabilities or obligations of the Trust or to secure any guarantee granted by the Trust;

(j) to pay all taxes or assessments, of whatever kind or nature, whether within or outside Canada, imposed upon or against the undertaking of the Trust or income of the Trust, or imposed upon or against the Trust's assets, the undertaking of the Trust or income of the Trust, or any part thereof;

(k) to make, execute, acknowledge and deliver any and all deeds, contracts, waivers, releases or other documents of transfer and any and all other instruments in writing necessary (including tax elections or designations) or proper for the accomplishment of any of the powers granted under the terms of the Trust Indenture; and

(l) to do all such other acts and things as are incidental to the foregoing, and to exercise all powers which are necessary or useful to carry on the purpose and activities of the Trust, to promote any of the purposes for which the Trust is formed and to carry out the provisions of the Trust Indenture.

Liability of the Trustees

The Trustees, and the officers and agents of the Trust shall not be liable to any Unitholder or any other person, in tort, contract or otherwise, in connection with any matter pertaining to the Trust or the property of the Trust, arising from the exercise by the Trustees of any powers, authorities or discretion conferred under the Trust Indenture, including, without limitation, entering into the Administration Agreement and relying on the Corporation thereunder, any action taken or not taken in good faith in reliance on any documents that are, prima facie, properly executed, any depreciation of, or loss to, the property of the Trust incurred by reason of the sale of any asset, any inaccuracy in any evaluation provided by any appropriately qualified person, any reliance on any such evaluation, any action or failure to act of the

Corporation, or any other person to whom the Trustees have, with the consent of the Corporation, delegated any of its duties thereunder, or any other action or failure to act (including failure to compel in any way any former trustee to redress any breach of trust or any failure by the Corporation to perform its duties under or delegated to it under the Trust Indenture or any other contract), including anything done or permitted to be done pursuant to, or any error or omission relating to, the rights, powers, responsibilities and duties conferred upon, granted, allocated and delegated to the Corporation thereunder or under the Administration Agreement, or the act of agreeing to the conferring upon, granting, allocating and delegating any such rights, powers, responsibilities and duties to the Corporation in accordance with the terms of the Trust Indenture or under the Administration Agreement, unless and to the extent such liabilities arise out of the gross negligence, dishonesty or fraud of the Trustees or any of the Trust's officers or agents. In the exercise of the powers, authorities or discretion conferred upon the Trustees under the Trust Indenture, the Trustees are and shall be conclusively deemed to be acting as trustees of the assets of the Trust and shall not be subject to any personal liability for any debts, liabilities, obligations, claims, demands, judgments, costs, charges or expenses against or with respect to the Trust or the property of the Trust. In addition, the Trust Indenture contains other customary provisions limiting the liability of the members of the Board of Trustees.

Amendments to the Trust Indenture

The provisions of the Trust Indenture may only be amended by the Trustees with the consent of Unitholders evidenced by Special Resolution; provided that the Trustees may, without the consent of the Unitholders, amend the Trust Indenture at any time for the purpose of:

(a) ensuring continuing compliance with applicable laws (including the Tax Act), regulations, requirements or policies of any governmental authority having jurisdiction over the Trustees or the Trust;

(b) making amendments which, in the opinion of the Trustees, provide additional protection or added benefits for the Unitholders;

(c) removing any conflicts or inconsistencies in the Trust Indenture or making minor changes or corrections including the correction or rectification of any ambiguities, defective provisions, errors, mistakes or omissions, which are, in the opinion of the Trustees, necessary or desirable and not prejudicial to the Unitholders;

(d) making amendments which, in the opinion of the Trustees, are necessary or desirable in the interests of the Unitholders as a result of changes in taxation laws or policies of any governmental authorities having jurisdiction over the Trustees or the Trust; or

(e) for any purpose (except one in respect of which a vote by Unitholders is specifically otherwise required) if the Trustees are of the opinion that the amendment is not prejudicial to Unitholders and is necessary or desirable,

but, notwithstanding the foregoing, no such amendment shall be adopted which causes (i) the Trust to fail to qualify as a "mutual fund trust" under the Tax Act or (ii) the Trust Units to constitute "foreign property" for purposes of the Tax Act, without the consent of the Unitholders. In addition, no such amendment shall modify the right to one vote per Trust Unit or reduce the fractional undivided interest in the Trust's assets represented by any Trust Unit without the consent of the holder of such Trust Unit.

Termination of the Trust

Unless the Trust is earlier terminated or extended by vote of the Unitholders, the Trust shall continue for a term ending 21 years after the date of death of the last surviving issue of Her Majesty, Queen Elizabeth II,

alive on August 16, 2004. For the purpose of terminating the Trust by such date, the Trustees shall commence to wind-up the affairs of the Trust on such date as may be determined by the Trustees, being not more than two years prior to the end of the term of the Trust. In the event that the Trust is wound-up, the Trustees will sell and convert into money the property of the Trust in one transaction or in a series of transactions at public or private sale and do all other acts appropriate to liquidate the property of the Trust, and shall in all respects act in accordance with the directions, if any, of the Unitholders in respect of termination authorized pursuant to the Special Resolution authorizing the termination of the Trust. After paying, retiring or discharging or making provision for the payment, retirement or discharge of all known liabilities and obligations of the Trust and providing for indemnity against any other outstanding liabilities and obligations, the Trustees shall distribute the remaining part of the proceeds of the sale of the assets together with any cash forming part of the property of the Trust among the Unitholders in accordance with their pro rata share.

The Unitholders may vote by Special Resolution to terminate the Trust at any meeting of Unitholders duly called by the Trustees for the purpose of considering termination of the Trust, following which the Trustees shall commence to wind-up the affairs of the Trust.

Voting of Securities Held by the Trust

The securities (including the Common Shares and the Notes) held from time to time by the Trust as part of the Trust's assets may be voted by the Trustees at any and all meetings of securityholders of such Persons in which the Trust holds securities, at which the holders of such securities are entitled to vote. However, the Trustees may not at any time under any circumstances whatsoever authorize:

(a) any amalgamation, arrangement or other merger of the Trust or the Corporation with any other corporation except with one or more direct or indirect wholly-owned subsidiaries of the Trust or in conjunction with an internal reorganization;

(b) any sale or disposition of any securities held by the Trust or any other sale, lease or exchange of all or substantially all of the Trust's assets, pursuant to an in specie redemption (as defined herein), pursuant to any security granted, pursuant to any internal reorganization of the direct or indirect assets of the Trust as a result of which the Trust has the same interest, whether direct or indirect, in the assets as the interest, whether direct or indirect, that it had prior to the reorganization or where any such sale, lease or exchange is effected between or among the Trust and any one or more of:

    (i) the Corporation;

    (ii) any other corporation, partnership, firm or other form of entity or organization that is directly or indirectly wholly-owned by the Trust;

    (iii) any trust or trusts, the sole beneficiaries of which are the Trust and/or any of the Persons referred to in (i) and (ii) above; and

    (iv) any partnership, the only partners of which are Persons referred to in (i) to (iii) above;

(c) any sale, lease or exchange of all or substantially all of the assets of the Corporation except pursuant to any security granted by the Corporation, pursuant to any internal reorganization, or where any such sale, lease or exchange is effected between or among any one or more of:

    (i) the Trust;

    (ii) the Corporation;

(iii) any other corporation, partnership, firm or other form of entity or organization that is directly or indirectly wholly-owned by the Trust;

(iv) any trust or trusts, the sole beneficiaries of which are the Trust and/or any of the Persons referred to in (i) to (iii) above; and

(v) any partnership, the only partners of which are Persons referred to in (i) to (iv) above;

(d) any material amendment to the Note Indenture other than in contemplation of a future issuance of Notes; or

(e) any material amendment to the articles of the Corporation to change its authorized share capital or otherwise amend its constating documents in a manner which may be prejudicial to the Trust,

without the approval of the Unitholders by Special Resolution.

DESCRIPTION OF THE CORPORATION

The Corporation is authorized to issue an unlimited number of Common Shares and an unlimited number of Exchangeable Shares. The Trust is the sole holder of the issued and outstanding Common Shares.

Common Shares

Each Common Share entitles the holder to receive notice of and to attend all meetings of the shareholders of the Corporation and to one vote at such meetings. The holders of Common Shares are, at the discretion of the Board of Directors and subject to applicable legal restrictions, and subject to certain preferences of holders of Exchangeable Shares, entitled to receive any dividends declared by the Board of Directors on the Common Shares to the exclusion of the holders of Exchangeable Shares, subject to the proviso that no dividends shall be paid on the Common Shares unless all declared dividends on the outstanding Exchangeable Shares have been paid in full. The holders of Common Shares are entitled to share equally in any distribution of the assets of the Corporation upon the liquidation, dissolution, bankruptcy or winding-up of the Corporation or other distribution of its assets among its shareholders for the purpose of winding-up its affairs. Such participation is subject to the rights, privileges, restrictions and conditions attaching to the Exchangeable Shares and any other shares having priority over the Common Shares.

Exchangeable Shares

Rights of Exchangeable Shares

Each Exchangeable Share has economic rights (including the right to have the Exchange Ratio adjusted to account for distributions paid to Unitholders) and voting attributes (through the benefit of the Special Voting Units granted to the Voting and Exchange Trust Agreement Trustee) equivalent to those of the Trust Units. In addition, holders of Exchangeable Shares have the right to receive Trust Units at any time in exchange for their Exchangeable Shares, on the basis of the Exchange Ratio in effect at the time of the exchange. Fractional Trust Units will not be delivered on any exchange of Exchangeable Shares. In the event that the Exchange Ratio in effect at the time of an exchange would otherwise entitle a holder of Exchangeable Shares to a fractional Trust Unit, the number of Trust Units to be delivered will be rounded to the nearest whole number of Trust Units. Holders of Exchangeable Shares do not receive cash distributions from the Trust or the Corporation. Rather, the Exchange Ratio is adjusted to account for distributions paid to Unitholders. The Exchangeable Shares are not to be listed on any stock exchange. An aggregate of 2,424,415 Exchangeable Shares were issued pursuant to the Esprit Arrangement. As at December 31, 2005, an aggregate of 466,918 Exchangeable Shares were issued and outstanding which, as at such date, were exchangeable for an aggregate of 545,148 Trust Units.

Ranking

The Exchangeable Shares shall be entitled to a preference over the Common Shares and any other shares ranking junior to the Exchangeable Shares with respect to the payment of dividends and the distribution of assets in the event of the liquidation, dissolution or winding-up of the Corporation, whether voluntary or involuntary, or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs; provided that notwithstanding such ranking the Corporation shall not be restricted in any way from repaying indebtedness of the Corporation to the Trust from time to time.

Dividends

The holders of Exchangeable Shares, in priority to the Common Shares and any class of shares of the Corporation ranking junior to the Exchangeable Shares with respect to the payment of dividends, shall be entitled to receive, and the Corporation shall pay on each Exchangeable Share, if, as and when declared by the Board of Directors in its sole discretion from time to time out of the money, assets or property of the Corporation properly applicable to the payment of dividends, cumulative preferential cash dividends. Such dividends, whether or not declared, shall accrue and shall be cumulative from the effective date of the dividend.

Certain Restrictions

So long as any of the Exchangeable Shares are outstanding, the Corporation will not, without obtaining the approval of the holders of the Exchangeable Shares as set forth below under "Amendment and Approval":

(a) pay any dividends on the Common Shares or any other shares ranking junior to the Exchangeable Shares, other than stock dividends payable in Common Shares or any other shares ranking junior to the Exchangeable Shares;

(b) redeem or purchase or make any capital distribution in respect of the Common Shares or any other shares ranking junior to the Exchangeable Shares;

(c) redeem or purchase any other shares of the Corporation ranking equally with the Exchangeable Shares with respect to the payment of dividends or on any liquidation distribution; or

(d) issue any shares, other than Exchangeable Shares or Common Shares, which rank superior to the Exchangeable Shares with respect to the payment of dividends or on any liquidation distribution.

The above restrictions shall not apply if all declared dividends on the outstanding Exchangeable Shares have been paid in full.

Liquidation or Insolvency of the Corporation

In the event of the liquidation, dissolution or winding-up of the Corporation or any other distribution of the assets of the Corporation among its shareholders for the purpose of winding up its affairs, a holder of Exchangeable Shares will be entitled, subject to applicable law, to receive from the Corporation, in respect of each such Exchangeable Share, an amount per share (the "Liquidation Amount") equal to the amount determined by multiplying the Exchange Ratio on the last Business Day prior to the Liquidation Date by the Current Market Price of a Trust Unit, which payment shall be satisfied by the Corporation delivering that number of Trust Units equal to the Exchange Ratio as at the effective date of such event.

Upon the occurrence of such an event, the Trust and ExchangeCo will each have the overriding right to purchase from all but not less than all of the holders of Exchangeable Shares (other than the Trust or

ExchangeCo) all but not less than all of the Exchangeable Shares then outstanding on payment to each holder of an amount per Exchangeable Share equal to the Liquidation Amount, to be satisfied by the issuance or delivery, as the case may be, of that number of Trust Units equal to the Exchange Ratio at such time and in accordance with the provisions governing the Exchangeable Shares, and upon the exercise of this right, the holders thereof will be obligated to sell such Exchangeable Shares to the Trust or ExchangeCo, as applicable. This right may be exercised by either the Trust or ExchangeCo.

Upon the occurrence of an Insolvency Event (as defined in the Voting and Exchange Trust Agreement), the Voting and Exchange Trust Agreement Trustee on behalf of the holders of the Exchangeable Shares will have the right to require the Trust or ExchangeCo to purchase any or all of the Exchangeable Shares then outstanding and held by such holders at a purchase price per Exchangeable Share to be determined by multiplying the current market price of a Trust Unit and the Exchange Ratio to be satisfied by the issuance or delivery, as the case may be, of that number of Trust Units equal to the Exchange Ratio at such time.

Automatic Exchange Right on Liquidation of the Trust

The Voting and Exchange Trust Agreement provides that in the event of a Trust Liquidation Event, as described below, the Trust or ExchangeCo will be deemed to have purchased all outstanding Exchangeable Shares and each holder of Exchangeable Shares will be deemed to have sold their Exchangeable Shares prior to such Trust Liquidation Event at a purchase price per Exchangeable Share to be determined by multiplying the Current Market Price of a Trust Unit and the Exchange Ratio, to be satisfied by the issuance or delivery, as the case may be, of that number of Trust Units equal to the Exchange Ratio at such time. "Trust Liquidation Event" means:

(a) any determination by the Trust to institute voluntary liquidation, dissolution or winding-up proceedings in respect of the Trust or to effect any other distribution of assets of the Trust among the Unitholders for the purpose of winding up its affairs; or

(b) the earlier of, the Trust receiving notice of and the Trust's otherwise becoming aware of, any threatened or instituted claim, suit, petition other proceedings with respect to the involuntary liquidation, dissolution or winding up of the Trust or to effect any other distribution of assets of the Trust among the Unitholders for the purpose of winding up its affairs in each case where the Trust has failed to contest in good faith such proceeding within 30 days of becoming aware thereof.

Retraction of Exchangeable Shares by Holders and Retraction Call Right

Subject to the Retraction Call Right of the Trust and ExchangeCo described below, a holder of Exchangeable Shares will be entitled at any time to require the Corporation to redeem any or all of the Exchangeable Shares held by such holder for a retraction price (the "Retraction Price") per Exchangeable Share equal to the amount determined by multiplying the Exchange Ratio on the last Business Day prior to the date of retraction (the "Retraction Date") by the Current Market Price of a Trust Unit, which payment will be satisfied by the delivery of such number of Trust Units equal to the Exchange Ratio. Fractional Trust Units will not be delivered. Any amount payable on account of the Retraction Price that includes a fractional Trust Unit will be rounded to the nearest whole number of Trust Units. Holders of the Exchangeable Shares may request redemption by presenting and surrendering to the Corporation the certificate or certificates representing the number of Exchangeable Shares the holder desires to have redeemed, together with a duly executed retraction request, a residency declaration and such other documents as may be reasonably required to effect the redemption of the Exchangeable Shares. Subject to extension as described below, the redemption will become effective on the Retraction Date.

When a holder requests the Corporation to redeem the Exchangeable Shares, the Trust and ExchangeCo will have an overriding right (the "Retraction Call Right") to purchase on the Retraction Date all but not less than all of the Exchangeable Shares that the holder has requested the Corporation to redeem at a purchase price per Exchangeable Share equal to the Retraction Price, to be satisfied by the delivery of that number of Trust Units equal to the Exchange Ratio at such time. At the time of a Retraction Request by a holder of Exchangeable Shares, the Corporation will immediately notify the Trust and ExchangeCo. The Trust or ExchangeCo must then advise the Corporation as to whether the Retraction Call Right will be exercised. A holder may revoke his or her Retraction Request at any time prior to the close of business on the last business day immediately preceding the Retraction Date, in which case the holder's Exchangeable Shares will neither be purchased by the Trust or ExchangeCo nor be redeemed by the Corporation. If the holder does not revoke his or her Retraction Request, the Exchangeable Shares that the holder has requested the Corporation to redeem will on the Retraction Date be purchased by the Trust or ExchangeCo or redeemed by the Corporation, as the case may be, in each case at a purchase price per Exchangeable Share equal to the Retraction Price. In addition, a holder of Exchangeable Shares may elect to instruct the Voting and Exchange Trust Agreement Trustee to exercise the optional exchange right (the "Exchange Right") to require the Trust or ExchangeCo to acquire such holder's Exchangeable Shares in circumstances where neither the Trust nor ExchangeCo have exercised the Retraction Call Right. See "Voting and Exchange Trust Agreement - Exchange Right".

The Retraction Call Right may be exercised by either the Trust or ExchangeCo. If, as a result of solvency provisions of applicable law, the Corporation is not permitted to redeem all Exchangeable Shares tendered by a retracting holder, the Corporation will redeem only those Exchangeable Shares tendered by the holder as would not be contrary to such provisions of applicable law. The holder of any Exchangeable Shares not redeemed by the Corporation will be deemed to have required the Trust or ExchangeCo to purchase such unretracted Exchangeable Shares in exchange for Trust Units on the Retraction Date pursuant to the Exchange Right. See "Voting and Exchange Trust Agreement - Exchange Right".

Redemption of Exchangeable Shares

Subject to applicable law and the Redemption Call Right of the Trust and ExchangeCo, the Corporation:

(a) will, on October 1, 2007, subject to extension of such date by the board of directors of the Corporation (the "Automatic Redemption Date"), redeem all but not less than all of the then outstanding Exchangeable Shares for a redemption price per Exchangeable Share equal to the value of that number of Trust Units equal to the Exchange Ratio as at the last Business Day prior to that Redemption Date (as that term is defined below) (the "Redemption Price"), to be satisfied by the delivery of such number of Trust Units;

(b) may, on October 1, 2006 (the "Optional Redemption Date"), redeem all but not less than all outstanding Exchangeable Shares for the Redemption Price per Exchangeable Share at the last Business Day prior to that Redemption Date (as that term is defined below), to be satisfied by the delivery of Trust Units;

(c) may, on any date that is within the first 90 days of any calendar year commencing in 2006 (the "Annual Redemption Date"), redeem up to that number of Exchangeable Shares equal to 25% of the Exchangeable Shares outstanding on the effective date of the Arrangement for the Redemption Price per Exchangeable Share at the last Business Day prior to that Redemption Date (as that term is defined below), to be satisfied by the delivery of Trust Units; and

(d) may, on any date when the aggregate number of issued and outstanding Exchangeable Shares is less than 423,000 (other than Exchangeable Shares held by the Trust and its subsidiaries as such shares may be adjusted from time to time) (the "De Minimus Redemption Date" and, collectively

with the Automatic Redemption Date, Optional Redemption Date and Annual Redemption Date, a "Redemption Date"), redeem all but not less than all of the then outstanding Exchangeable Shares for the Redemption Price per Exchangeable Share.

The Corporation will, at least 45 days prior to any Redemption Date, provide the registered holders of the Exchangeable Shares with written notice of the prospective redemption of the Exchangeable Shares by the Corporation.

The Trust and ExchangeCo will have the right (the "Redemption Call Right"), notwithstanding a proposed redemption of the Exchangeable Shares by the Corporation on the applicable Redemption Date, pursuant to the terms of the Exchangeable Shares, to purchase on any Redemption Date all but not less than all of the Exchangeable Shares then outstanding (other than Exchangeable Shares held by the Trust or its subsidiaries) in exchange for the Redemption Price per Exchangeable Share and, upon the exercise of the Redemption Call Right, the holders of all of the then outstanding Exchangeable Shares will be obliged to sell all such shares to the Trust or ExchangeCo, as applicable. If either the Trust or ExchangeCo exercise the Redemption Call Right, then the Corporation's right to redeem the Exchangeable Shares on the applicable Redemption Date will terminate. The Redemption Call Right may be exercised by either the Trust or ExchangeCo.

Voting Rights

Except as required by applicable law, the holders of the Exchangeable Shares are not entitled as such to receive notice of or attend any meeting of the shareholders of the Corporation or to vote at any such meeting. Holders of Exchangeable Shares will have the notice and voting rights respecting meetings of the Trust that are provided in the Voting and Exchange Trust Agreement. See "Voting and Exchange Trust Agreement - Voting Rights".

Amendment and Approval

The rights, privileges, restrictions and conditions attaching to the Exchangeable Shares may be added to, changed or amended only with the approval of the holders thereof. Any such approval or any other approval or consent to be given by the holders of the Exchangeable Shares will be sufficiently given if given in accordance with applicable law and subject to a minimum requirement that such approval or consent be evidenced by a resolution passed by not less than two-thirds of the votes cast thereon (other than shares beneficially owned by the Trust, ExchangeCo or any of their subsidiaries and affiliates) at a meeting of the holders of the Exchangeable Shares duly called and held at which holders of at least 10% of the then outstanding Exchangeable Shares (other than Exchangeable Shares held by Trust, ExchangeCo or any of their subsidiaries and affiliates) are present in person or represented by proxy. In the event that no such quorum is present at such meeting within one-half hour after the time appointed therefor, then the meeting will be adjourned to such place and time (not less than ten days later) as may be determined at the original meeting and the holders of Exchangeable Shares present in person or represented by proxy at the adjourned meeting will constitute a quorum thereat and may transact the business for which the meeting was originally called. At the adjourned meeting, a resolution passed by the affirmative vote of not less than two-thirds of the votes cast thereon (other than shares beneficially owned by the Trust, ExchangeCo or any of their subsidiaries and affiliates) will constitute the approval or consent of the holders of the Exchangeable Shares.

Actions by the Corporation under the Support Agreement

Pursuant to the terms of the Exchangeable Shares and the Support Agreement, the Corporation has agreed to take all such actions and do all such things as are necessary or advisable to perform and comply with its obligations under, and to ensure the performance and compliance by the Trust and ExchangeCo with their obligations under the Support Agreement.

Non-Resident and Tax-Exempt Holders

Exchangeable Shares were not issued to persons who were Non-Residents or who were exempt from tax under Part I of the Tax Act. The obligation of the Corporation, the Trust or ExchangeCo to deliver Trust Units to a Non-Resident holder in respect of the exchange of such holder's Exchangeable Shares may be satisfied by delivering such Trust Units to the transfer agent who shall sell such Trust Units on the stock exchange on which they are listed and deliver the proceeds of sale to the Non-Resident holder.

VOTING AND EXCHANGE TRUST AGREEMENT

Voting Rights

In accordance with the Voting and Exchange Trust Agreement, the Trust has issued a Special Voting Unit to the Voting and Exchange Trust Agreement Trustee for the benefit of the holders (other than the Trust and ExchangeCo) of the Exchangeable Shares. The Special Voting Unit carries a number of votes, exercisable at any meeting at which Unitholders are entitled to vote, equal to the number of Trust Units (rounded to the nearest whole number) into which the Exchangeable Shares are then exchangeable multiplied by the number of votes to which the holder of one Trust Unit is then entitled. With respect to any written consent sought from the Unitholders, each vote attached to the Special Voting Unit will be exercisable in the same manner as set forth above.

Each holder of an Exchangeable Share on the record date for any meeting at which Unitholders are entitled to vote will be entitled to instruct the Voting and Exchange Trust Agreement Trustee to exercise that number of votes attached to the Special Voting Unit which relate to the Exchangeable Shares held by such holder. The Voting and Exchange Trust Agreement Trustee will exercise each vote attached to the Special Voting Unit only as directed by the relevant holder and, in the absence of instructions from a holder as to voting, will not exercise such votes.

The Voting and Exchange Trust Agreement Trustee will send to the holders of the Exchangeable Shares a copy of the notice of each meeting at which the Unitholders are entitled to vote, together with the related meeting materials and a statement as to the manner in which the holder may instruct the Voting and Exchange Trust Agreement Trustee to exercise the votes attaching to the Special Voting Unit, at the same time as the Trust sends such notice and materials to the Unitholders. The Voting and Exchange Trust Agreement Trustee will also send to the holders copies of all information statements, interim and annual financial statements, reports and other materials sent by the Trust to the Unitholders at the same time as such materials are sent to the Unitholders. To the extent such materials are provided to the Voting and Exchange Trust Agreement Trustee by the Trust, the Voting and Exchange Trust Agreement Trustee will also send to the holders all materials sent by third parties to Unitholders, including dissident proxy circulars and tender and exchange offer circulars, as soon as possible after such materials are first sent to Unitholders.

All rights of a holder of Exchangeable Shares to exercise votes attached to the Special Voting Unit will cease upon the exchange of all such holder's Exchangeable Shares. With the exception of changes for the purpose of adding covenants for the protection of the holders of the Exchangeable Shares, making necessary amendments or curing ambiguities or clerical errors (in each case provided that the board of directors of ExchangeCo and The Corporation are of the opinion that such amendments are not prejudicial to the interests of the holders of the Exchangeable Shares), the Voting and Exchange Trust Agreement may not be amended without the approval of the holders of the Exchangeable Shares.

Exchange Right

Upon the occurrence and during the continuance of:

(a) an Insolvency Event; or

(b) circumstances in which the Trust or ExchangeCo may exercise a Call Right, but elect not to exercise such Call Right;

a holder of Exchangeable Shares will be entitled to instruct the Trustee to exercise the Exchange Right with respect to any or all of the Exchangeable Shares held by such holder, thereby requiring the Trust or ExchangeCo to purchase such Exchangeable Shares from the holder. Immediately upon the occurrence of (i) an Insolvency Event, (ii) any event which will, with the passage of time or the giving of notice, become an Insolvency Event, or (iii) the election by the Trust and ExchangeCo not to exercise a Call Right which is then exercisable by the Trust and ExchangeCo, the Corporation, the Trust or ExchangeCo will give notice thereof to the Trustee. As soon as practicable thereafter, the Trustee will then notify each affected holder of Exchangeable Shares (who has not already provided instructions respecting the exercise of the Exchange Right) of such event or potential event and will advise such holder of its rights with respect to the Exchange Right.

The purchase price payable by the Trust or ExchangeCo for each Exchangeable Share to be purchased under the Exchange Right will be satisfied by the issuance of that number of Trust Units equal to the Exchange Ratio as at last business day prior to the day of closing of the purchase and sale of such Exchangeable Share under the Exchange Right (the "Exchange Price").

If, as a result of solvency provisions of applicable law, the Corporation is unable to redeem all of a holder's Exchangeable Shares which such holder is entitled to have redeemed in accordance with the Exchangeable Share Provisions, the holder will be deemed to have exercised the Exchange Right with respect to the unredeemed Exchangeable Shares and the Trust or ExchangeCo will be required to purchase such shares from the holder in the manner set forth above.

SUPPORT AGREEMENT

The Trust Support Obligation

Pursuant to the Support Agreement:

(a) the Trust will take all such actions and do all such things as are necessary or desirable to enable and permit the Corporation, in accordance with applicable law, to pay to the holders of the Exchangeable Shares the Liquidation Amount in the event of a liquidation, dissolution or winding-up of the Corporation, the Retraction Price in the event of the giving of a Retraction Request by a holder of Exchangeable Shares, or the Redemption Price in the event of a redemption of Exchangeable Shares by the Corporation; and

(b) the Trust will not vote or otherwise take any action or omit to take any action causing the liquidation, dissolution or winding-up of the Corporation.

The Support Agreement also provides that the Trust will not:

(a) issue or distribute additional Trust Units (or securities exchangeable for or convertible into or carrying rights to acquire Trust Units) to the holders of all or substantially all of the then outstanding Trust Units by way of stock distribution or other distribution, other than an issue of Trust Units (or securities exchangeable for or convertible into or carrying rights to acquire Trust Units) to holders of Trust Units who exercise an option or right to receive distributions in Trust Units (or securities exchangeable for or convertible into or carrying rights to acquire Trust Units); or

(b) issue or distribute rights, options or warrants to the holders of all or substantially all of the then outstanding Trust Units entitling them to subscribe for or to purchase Trust Units (or securities exchangeable for or convertible into or carrying rights to acquire Trust Units); or

(c) issue or distribute to the holders of all or substantially all of the then outstanding Trust Units:

(i) securities of the Trust of any class other than Trust Units (other than securities convertible into or exchangeable for or carrying rights to acquire Trust Units); or

(ii) rights, options or warrants other than those referred to above; or

(iii) evidences of indebtedness of the Trust; or

(iv) assets of the Trust other than distributions which result in an adjustment to the Exchange Ratio; or

(d) subdivide, redivide or change the then outstanding Trust Units into a greater number of Trust Units; or

(e) reduce, combine or consolidate or change the then outstanding Trust Units into a lesser number of Trust Units; or

(f) reclassify or otherwise change the rights, privileges or other terms of the Trust Units or effect an amalgamation, merger, reorganization or other transaction involving or affecting the Trust Units;

unless

(g) the same or an economically equivalent change is simultaneously made to, or in the rights of the holders of, the Exchangeable Shares; or

(h) it has received the prior written approval of the Corporation and the holders of the Exchangeable Shares.

In the event of any proposed take-over bid, issuer bid or similar transaction affecting the Trust Units which is effected with the consent or approval of the trustees of the Trust or the Corporation, the Trust will use reasonable efforts to take all actions necessary or desirable to enable holders of Exchangeable Shares to participate in such transaction to the same extent and on an economically equivalent basis as the Unitholders.

The Support Agreement also provides that, as long as any outstanding Exchangeable Shares are owned by any person or entity other than the Trust, ExchangeCo or any of their respective subsidiaries and other affiliates, the Trust will, unless approval to do otherwise is obtained from the holders of Exchangeable Shares, remain the direct or indirect beneficial owner collectively of more than 50% of all of the issued and outstanding voting securities of the Corporation, provided that the Trust will not be in violation of this obligation if a party acquires all or substantially all the assets of the Trust. With the exception of changes for the purpose of adding covenants for the protection of the holders of the Exchangeable Shares, making certain necessary amendments or curing ambiguities or clerical errors (in each case provided that the board of directors of the Corporation and the Board of Trustees are of the opinion that such amendments are not prejudicial to the interests of the holders of the Exchangeable Shares), the Support Agreement may not be amended without the approval of the holders of the Exchangeable Shares.

Under the Support Agreement, the Trust will not exercise any voting rights attached to the Exchangeable Shares owned by it or any of its respective subsidiaries and other affiliates on any matter considered at

meetings of holders of Exchangeable Shares (including any approval sought from such holders in respect of matters arising under the Support Agreement).

Delivery of Trust Units

The Trust will make such filings and seek such regulatory consents and approvals as are necessary so that the Trust Units issuable upon the exchange of Exchangeable Shares will be issued in compliance with applicable securities laws in Canada and may be traded freely on the TSX or such other exchange on which the Trust Units may be listed, quoted or posted for trading from time to time.

NOTES

Terms of Notes

From time to time, the Corporation has issued notes to the Trust in connection with certain acquisitions and other transactions undertaken by the Trust. The Notes are unsecured, payable on demand and bear interest from the date of issue at rates between 0% and 11% per year. Interest is due and payable for each month during the term of the Notes on the 10th day of the month following such month. The Corporation is permitted to make payments against the principal amount of the Notes outstanding from time to time without notice or bonus. Unless the Notes are called, the Corporation is not required to make any payment in respect of principal until such notes are due, subject to extension in the limited circumstances.

Ranking

The Notes are unsecured debt obligations of the Corporation and rank pari passu with all other unsecured indebtedness of the Corporation, but subordinate to all secured debt.

Events of Default

The Notes provide that any of the following shall constitute an Event of Default: (i) default in payment of the principal of the Notes when required; (ii) the failure to pay all of the interest obligations on the Notes for a period of 90 days; (iii) if the Corporation has defaulted and a demand for payment has been made under any material instrument, indenture or document evidencing indebtedness in excess of specified amounts and the Corporation has failed to remedy such default within applicable curative periods; (iv) certain events of winding-up, liquidation, bankruptcy, insolvency, receivership or seizure; (v) default in the observance or performance of any other covenant or condition of applicable to a Note and continuance of such default for an applicable period after notice in writing has been given to the Corporation specifying such default and requiring the Corporation to rectify the same; (vi) the Corporation ceasing to carry on its business; and (vii) material default by the Corporation under material agreements if property having a fair market value in excess of specified amounts is liable to forfeiture or termination.

NPI AGREEMENT

The Corporation and the Trust have entered into the NPI Agreement, pursuant to which the Corporation granted and set over to the Trust the NPI, being the right to receive certain payments in respect of petroleum and natural gas rights held by the Corporation from time to time. As consideration for the granting of the NPI, in addition to all amounts previously paid by the Trust to the Corporation, the Trust shall pay the Corporation an amount (the "Deferred Purchase Price Obligation") equal to (a) the portion of acquisition costs ("Future Acquisition Costs") for petroleum and natural gas rights and related tangibles and miscellaneous interests beneficially owned by the Corporation from time to time ("Property Interests") acquired after the date of the NPI Agreement which are attributable to "Canadian Resource Property" (as defined in the Tax Act) payable at the time of incurring such Future Acquisition Costs, plus (b) drilling, completion, equipping and other costs ("Capital Expenditures") in respect of the Property

Interests payable at the time of incurring such Capital Expenditures, plus (c) the portion of indebtedness incurred in respect of such Future Acquisition Costs and Capital Expenditures payable at the time of satisfaction by the Corporation of such indebtedness. In addition, the Trust will pay over to the Corporation, to satisfy the Deferred Purchase Price Obligation, the net proceeds of any issue of Trust Units or the proceeds from the disposition of the NPI on any petroleum and natural gas rights held by the Corporation. The Trust shall not be obligated to pay an amount as a Deferred Purchase Price Obligation except to the extent the Trust has such proceeds available.

Pursuant to the terms of the NPI Agreement, the Trust shall be entitled to a payment from the Corporation for each month equal to the amount by which ninety-nine (99%) percent of the gross proceeds from the sale of production attributable to the Property Interests for such month (the "NPI Revenues") exceed ninety-nine (99%) percent of certain deductible production costs for such period. The Corporation may acquire and fund additional Property Interests from residual revenues, the Deferred Purchase Price Obligation, borrowings or from its working capital.

If the Corporation wishes to dispose of any Property Interests which will result in proceeds in excess of a threshold amount, the Board of Directors shall approve such disposition, however, if the asset value (calculated in accordance with the terms of the NPI Agreement) of any interests included in such disposition is greater than a threshold percentage of the asset value of all the Property Interests held by the Corporation, such disposition must be approved by a Special Resolution. The term of the NPI Agreement will be for so long as there are petroleum and natural gas rights to which the NPI applies.

MARKET FOR THE TRUST'S SECURITIES

Subsequent to the Reclassification, the Trust Units are listed and posted for trading on the TSX under the trading symbol "EEE.UN". The following tables set forth the market price ranges and the aggregate volume of trading of the Class A Trust Units and Class B Trust Units on the TSX for the period during 2005 prior to the Reclassification, and for the Trust Units for the period subsequent to the Reclassification:

Class A Trust Units

Period	High ($)	Low ($)	Close ($)	Volume (Class A Trust Units)
2005				
January	12.65	11.98	12.55	1,361,506
February	13.40	12.42	13.33	3,783,978
March	13.51	11.90	12.48	1,080,776
April	12.79	11.25	11.31	775,754
May	12.01	10.95	11.95	2,278,311
June	12.39	11.69	11.91	3,084,573
July	11.95	11.86	11.94	11,240

Class B Trust Units

Period	High ($)	Low ($)	Close ($)	Volume (Class B Trust Units)
2005				
January	12.66	12.10	12.55	3,128,926
February	13.39	12.40	13.33	7,818,543
March	13.45	11.95	12.45	2,778,903
April	12.69	11.40	11.51	2,692,973

Period	High ($)	Low ($)	Close ($)	Volume (Class B Trust Units)
May	12.00	10.86	11.88	5,503,375
June	12.05	11.66	11.94	5,242,607
July	12.00	11.85	12.00	103,925

Trust Units

Period	High ($)	Low ($)	Close ($)	Volume (Trust Units)
2005				
July	13.20	11.86	13.20	7,559,316
August	14.78	13.22	14.56	7,699,205
September	15.66	14.28	14.49	12,075,940
October	14.80	11.90	12.60	8,319,960
November	13.40	11.85	12.40	6,387,447
December	13.46	12.21	13.46	9,238,721

The Debentures are listed and posted for trading on the TSX under the trading symbols "EEE.DB". The following table sets forth the market price ranges and the aggregate volume of trading of the Debentures for the period during 2005 subsequent to their issuance:

Debentures

Period	High ($)	Low ($)	Close ($)	Volume ($)
2005				
July	102.75	101.05	102.12	18,094,969.30
August	107.50	102.26	107.50	18,427,755.60
September	113.75	106.25	107.50	19,149,197.90
October	108.00	102.99	104.55	4,692,742.10
November	105.00	100.50	103.00	6,374,907.60
December	105.32	102.25	105.32	4,295,881.10

TRUSTEES, DIRECTORS AND OFFICERS

Trustees of the Trust and Directors and Officers of the Corporation

The name, municipality of residence, principal occupation for the prior five years, and position of each of the Trustees of the Trust and the directors and officers of the Corporation are as follows:

Name and Municipality of Residence	Position with the Trust and the Corporation	Principal Occupation
D. Michael G. Stewart *Calgary, Alberta*	Chairman of the Boards of Trustees (since August 2004) Chairman of the Board of Directors (Director since May 2002, Chairman since October 2004)	Principal, Ballinaccura Group of investment companies since March 2002; prior thereto, a number of senior executive positions with Westcoast Energy Inc.

Name and Municipality of Residence	Position with the Trust and the Corporation	Principal Occupation
Donald R. Gardner *Calgary, Alberta*	Trustee (since August 2004) Director (from March 2000 to December 2001, and subsequently since May 2002)	Chief Financial Officer, Canadian Spirit Resources Inc. (oil and gas company) since January 2003; prior thereto Management Consultant since May 2002; prior thereto, Executive Vice President, Chief Financial Officer and Secretary (or predecessor positions) of Esprit Exploration Ltd. from December 1999 to May 2002.
Douglas W. Palmer *Calgary, Alberta*	Trustee (since February 2005) Director (since February 2005)	Member of Board of Trustees of Calpine Natural Gas Trust from 2003 to February 2005; prior thereto, Chief Executive Officer of Numac Energy Ltd. from 1998 to 2001.
John E. Panneton *Toronto, Ontario*	Trustee (since August 2004) Director (since 1998)	President of Goodman Private Wealth Management since July 2003, and Vice Chairman and a director (or predecessor positions) of Dundee Securities Corporation (securities dealer) since May 1998.
W. Mark Schweitzer *Calgary, Alberta*	Trustee (since February 2005) Director (since February 2005)	Executive Vice-President and Chief Financial Officer of Superior Plus Inc., the wholly owned subsidiary of Superior Plus Income Fund since 1996.
Eric L. Schwitzer *Vancouver, British Columbia*	Trustee (since August 2004) Director (since October 2004)	Managing Partner, Enterprise Capital Management Inc. (investment management company) since June 2003; from June 2002 to May 2003, a consultant and corporate director; prior thereto, Senior Vice President, Strategic Development, Westcoast Energy Inc. (energy services company).
Stephen J. Savidant *Calgary, Alberta*	Trustee (since August 2004) Director (since May 2002) President and Chief Executive Officer	President and Chief Executive Officer of Esprit Exploration Ltd. since May 2002; prior thereto, Investor since December 2001; prior thereto, President and Chief Executive Officer of Canadian Hunter Exploration Ltd. (oil and gas company) since June 1998; prior thereto President and Chief Operating Officer of Canadian Hunter Exploration Ltd. since 1996.
Stephen B. Soules *Calgary, Alberta*	Trustee (since August 2004) Director (since October 2004) Executive Vice President and Chief Financial Officer	Executive Vice President and Chief Financial Officer of Esprit Exploration Ltd. since October, 2004; prior thereto, Senior Vice President and Chief Financial Officer of Esprit Exploration Ltd. from May, 2002 to October, 2004; prior thereto, Investor since February, 2002; prior thereto, Advisor to Burlington Resources Canada Ltd. (oil and gas company) since December, 2001; prior thereto, Chief Financial Officer of Canadian Hunter Exploration Ltd. (oil and gas company) since April 1997.

Name and Municipality of Residence	Position with the Trust and the Corporation	Principal Occupation
Paul B. Myers *Calgary, Alberta*	Executive Vice President and Chief Operating Officer	Executive Vice President and Chief Operating Officer of Esprit Exploration Ltd. since September 2005; prior thereto investor since June 2005; prior thereto Vice President, Gulf of Mexico and Alaska of EnCana Corporation (or predecessor positions) since September 2000.
Gregory A. Jerome *Calgary, Alberta*	Vice President, Finance and Corporate Secretary	Vice President, Finance and Corporate Secretary of Esprit Exploration Ltd. since October, 2004; prior thereto, Treasurer and Corporate Secretary with Esprit Exploration Ltd. from February 2003 to October, 2004; prior thereto Treasurer or predecessor positions with Esprit Exploration Ltd. since May, 1999.
Patrick C. Connors *Calgary, Alberta*	Vice President, Operations and Field Services	Vice President, Operations and Field Services of Esprit Exploration Ltd. since October 2004; prior thereto, General Manager, Drilling and Field Operations of Esprit Exploration Ltd. from September 2001 to October, 2004; prior thereto, Business Unit Drilling Manager of AEC Oil & Gas (oil and gas company) since May 2000.
Michael J. St. Clair *Calgary, Alberta*	Vice President, Risk Management and Marketing	Vice President, Risk Management and Marketing of Esprit Exploration Ltd. since October, 2004; prior thereto, Manager, Marketing of Esprit Exploration Ltd. from July 2002 to October, 2004; prior thereto, Manager, Marketing and Trading of Canadian Hunter Exploration Ltd. (oil and gas company).

All Trustees of the Trust are also members of the Board of Directors of the Corporation. The Board of Trustees has one committee, the Audit Committee, comprised of Messrs. Schweitzer (Chairman), Gardner, Palmer and Schwitzer. The Board of Directors has one committee, the Human Resources and Corporate Governance Committee, comprised of Messrs. Panneton (Chairman), Gardner, Palmer and Schwitzer. Mr. Stewart, as Chairman of the Board of Trustees and Board of Directors is *ex officio* a member of both committees. The Board of Directors of the Corporation as a whole considers issues relating to oil and gas reserves and environmental, health and safety issues.

As at March 15, 2006, the Trustees and the directors and executive officers of the Corporation as a group beneficially owned, directly or indirectly, 214,720 Trust Units and 154,758 Exchangeable Shares or approximately 0.3% of the issued and outstanding Trust Units and approximately 34% of the issued and outstanding Exchangeable Shares. The information as to Trust Units beneficially owned, not being within the knowledge of the Trust or the Corporation, has been furnished by the respective individuals.

Certain directors of the Corporation are associated with other companies, which may give rise to conflicts of interest. In accordance with the CBCA, directors who have an interest in a material contract or a material transaction, whether made or proposed, with the Corporation are required, subject to certain exceptions, to disclose the nature and extent of the interest. A director required to disclose such interest shall abstain from voting on any resolution to approve the contract or transaction, except as otherwise

permitted by the CBCA. In addition, each director is required to act honestly and in good faith with a view to the best interests of the Corporation.

RISK FACTORS

The following is a summary of certain risk factors relating to the Trust and the activities of the Corporation and the ownership of securities of the Trust or the Corporation.

Nature of Trust Units

The Trust Units do not represent a traditional investment in the oil and natural gas sector and should not be viewed by investors as shares in the Corporation. The Trust Units represent a fractional interest in the Trust. The Trust's sole assets are its shares in the Corporation, the Notes and the NPI Agreement. The price per Trust Unit is a function of anticipated Distributable Cash, the underlying assets of the Trust and management's ability to effect long-term growth in the value of the Trust. The market price of the Trust Units is sensitive to a variety of market conditions including, but not limited to, commodity prices, interest rates and the ability of the Trust to acquire suitable oil and natural gas properties on a profitable basis. Changes in market conditions may adversely affect the trading price of the Trust Units.

One of the factors that may influence the market price of Trust Units is the level of prevailing interest rates relative to the yield achieved by holders of Trust Units based on annual distributions thereon. Accordingly, an increase in market interest rates may lead purchasers of Trust Units to expect a higher effective yield, which could adversely affect the market price of Trust Units. In addition, the market price for Trust Units may be affected by changes in general market conditions, fluctuations in the markets for equity and debt securities, interest rates and numerous other factors beyond the Trust's control.

As the Trust is not a corporation, holders of Trust Units do not have the statutory rights normally associated with the ownership of shares of a corporation including, for example, the right to bring "oppression" or "derivative" actions and statutory rights of "dissent" available pursuant to corporate statutes. In addition, the benefits of certain statutes applicable to corporations, such as the *Companies' Creditors Arrangement Act* (Canada), may not be applicable to the Trust.

The Trust Units are not "deposits" within the meaning of the *Canada Deposit Insurance Corporation Act* (Canada) and are not insured under the provisions of that Act or any other legislation. Furthermore, the Trust is not a trust company and, accordingly, is not registered under any trust and loan company legislation as it does not carry on or intend to carry on the business of a trust company.

Exchangeable Shares

Holding Exchangeable Shares should be considered speculative due to the fact that adjustments to the Exchange Ratio are made assuming reinvestment of distributions or dividends, as applicable, at the prevailing market price of a Trust Unit at the time at which any such distributions are made on the Trust Units or any such dividends are paid on the Exchangeable Shares. As a result, the cumulative return on an investment in Exchangeable Shares may be higher or lower than that on an investment in Trust Units over a comparable period.

Post-Arrangement Entitlements

Holders of Post-Arrangement Entitlements do not receive distributions on, nor do distributions accrue on, such Post-Arrangement Entitlements. Therefore, the longer a holder of Post-Arrangement Entitlements refrains from contacting the Transfer Agent of the Trust to obtain Trust Units, the greater economic return such holder foregoes.

Loss of Mutual Fund Trust Status

If the Trust ceases to qualify as a mutual fund trust, the Trust Units will cease to be qualified investments for RRSPs, RRIFs, DPSPs and RESPs ("Exempt Plans") which will have adverse tax consequences to Exempt Plans or their annuitants or beneficiaries. Notes or Redemption Notes acquired on a redemption of Trust Units may not be qualified investments for Exempt Plans.

Sale of Additional Trust Units

The Trust may issue an unlimited number of additional Trust Units in the future to finance its activities without the approval of Unitholders. The Board of Trustees has the discretion to set the price and terms of the issuance of any such additional Trust Units and any such issuance may have a dilutive effect on the holders of Trust Units.

Unitholder Limited Liability

The Trust Indenture provides that no Unitholder will be subject to any liability in connection with the Trust or its obligations and affairs and, in the event that a court determines Unitholders are subject to any such liabilities, the liabilities will be enforceable only against, and will be satisfied only out of the Trust's assets. Pursuant to the Trust Indenture, the Trust will indemnify and hold harmless each Unitholder from any costs, damages, liabilities, expenses, charges and losses suffered by a Unitholder resulting from or arising out of such Unitholder not having such limited liability.

The Trust Indenture provides that all written instruments signed by or on behalf of the Trust must contain a provision to the effect that such obligation will not be binding upon Unitholders personally. Personal liability may also arise in respect of claims against the Trust that do not arise under contracts, including claims in tort, claims for taxes and possibly certain other statutory liabilities. The possibility of any personal liability of this nature arising is considered unlikely.

The operations of the Trust will be conducted, upon the advice of counsel, in such a way and in such jurisdictions as to avoid as far as possible any material risk of liability on the Unitholders for claims against the Trust.

In addition, the *Income Trust Liability Act* (Alberta) was proclaimed in force in Alberta on July 1, 2004. The *Income Trust Liability Act* (Alberta) provides that the beneficiary of a trust that is (a) created by a trust instrument governed by the laws of Alberta, and (b) a reporting issuer as defined in the *Securities Act* (Alberta), is not liable as a beneficiary for any act, default, obligation or liability of the trustee.

Redemption of Trust Units

The redemption right associated with Trust Units is not intended to be the primary mechanism for Unitholders to dispose of their Trust Units. Notes which may be distributed in specie to Unitholders in connection with a redemption will not be listed on any stock exchange and no market is expected to develop in such Notes.

Dependence on the Corporation

The Trust is a limited purpose trust which is entirely dependent upon the operations and assets of the Corporation through its ownership, directly and indirectly, of the Common Shares and the Notes and the holding of the NPI. Accordingly, the Trust is dependent upon the ability of the Corporation to meet its interest and principal repayment obligations under the Notes, its interest and principal obligations under credit or debt facilities with banks and other financial institutions and to make payments under the NPI.

Return of Capital

Trust Units will have no value when reserves from the underlying assets of the Trust can be no longer economically produced. As a result, cash distributions do not represent a "yield" in the traditional sense as they represent both return of capital and return on investment.

Reserve Estimates

The production forecasts and recoverable estimates contained in the GLJ Report are only estimates and the actual production and ultimate recoverable reserves from the properties may be greater or less than the independent estimates of GLJ.

Depletion of Reserves

The Trust has certain unique attributes which differentiate it from other oil and gas industry participants. Future oil and gas production, and therefore Distributions of Distributable Cash, are highly dependent upon success in exploiting the current reserves base and acquiring or discovering additional reserves. Absent commodity price increases or cost effective acquisition and development activities, Distributions of Distributable Cash will decline over time in a manner consistent with declining production from typical oil, natural gas and natural gas liquids reserves.

The business of discovering, developing, or acquiring reserves is capital intensive. To the extent cash flows from operations are insufficient and external sources of capital, including the issuance of additional Trust Units, become limited or unavailable, the ability of the Corporation to make the necessary capital investments to maintain and expand its oil and natural gas reserves may be impaired. Much of the Corporation's cash flows are distributed to the Trust under the terms of the NPI Agreement and the Notes, which reduces funds available to maintain or expand its oil and gas reserves. Also, to the extent that the Corporation is required to use cash flow to finance capital expenditures or property acquisitions, the level of Distributable Cash, all other factors remaining equal, will be reduced.

The future oil and natural gas production of the Corporation, and therefore its cash flows, will be highly dependent on its success in exploiting its reserve base and acquiring additional reserves. There can be no assurance that the Corporation will be able to find and develop or acquire additional reserves to replace production at acceptable costs.

Volatility of Oil and Natural Gas Prices

The Trust's operational results and financial condition will be dependent on the prices received by the Corporation for oil and natural gas production. Oil and natural gas prices have fluctuated widely during recent years and are determined by supply and demand factors, including weather and general economic conditions as well as conditions in other oil and natural gas regions. Any decline in oil and natural gas prices could have an adverse effect on the operations, proved reserves, and financial condition of the Corporation, including its ability to satisfy its obligations under the Notes and on the amounts, if any, paid to the Trust under the NPI Agreement, thereby decreasing the amount of Distributable Cash to be distributed to holders of Trust Units.

Changes in Legislation

There can be no assurance that income tax laws and government incentive programs relating to the oil and gas industry, such as the status of mutual fund trusts, will not be changed in a manner that adversely affects Unitholders.

Operational Matters

The operation of oil and gas wells involves many risks, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. These risks include, but are not limited to, a number of operating and natural hazards which may result in blowouts, environmental damage and other unexpected or dangerous conditions resulting in damage to the Corporation and potentially including possible liability to third parties. Although the Corporation maintains liability insurance, where available, in amounts consistent with customary industry standards practice, it may not be fully insured against all of these risks. Business interruption insurance may also be purchased for selected facilities, to the extent that such insurance is available. The Corporation may become liable for damages arising from such events against which it cannot insure or against which it may elect not to insure because of high premium costs or other reasons. Costs incurred to repair such damage or pay such liabilities may impair the ability of the Corporation to satisfy its obligations under the Notes or otherwise reduce the amount received by the Trust under the NPI Agreement.

Continuing production from a property, and to some extent the marketing of production therefrom, depend upon many factors, including the ability of the operator of the property. To the extent the operator fails to perform these functions properly, revenue may be reduced. Payments from production often flow through the operator and there is a risk of delay and additional expense in receiving such revenues if the operator becomes insolvent. Although satisfactory title reviews are generally conducted in accordance with industry standards, such reviews do not guarantee or certify that a defect in the chain of title may not arise to defeat the claim of the Corporation or its subsidiaries to certain properties. Any such circumstances could impair the ability of the Corporation to satisfy its obligations under the Notes or otherwise reduce the amount received by the Trust under the NPI Agreement.

Acquisition Risks

The Corporation intends to continue acquiring oil and natural gas properties. Although the Corporation performs a review of the acquired properties that it believes is appropriate and consistent with industry practices, it generally is not feasible to review in depth every individual property involved in each acquisition. Ordinarily, the Corporation will focus its review efforts on the higher-value properties and will sample the remainder. However, even a detailed review of records and properties may not necessarily reveal every existing or potential problem, nor will it permit a buyer to become sufficiently familiar with the properties to assess fully their deficiencies and potential. Inspections may not always be performed on every well, and environmental problems, such as ground water contamination, are not necessarily observable even when an inspection is undertaken. Even when problems are identified, we often assume certain environmental and other risks and liabilities in connection with acquired properties. There are numerous uncertainties inherent in estimating quantities of proved and probable oil and gas reserves and actual future production rates and associated costs with respect to acquired properties, and actual results may vary substantially from those assumed in the estimates.

Possible Failure to Realize Anticipated Benefits of Previous and Future Acquisitions

The Corporation acquired each of Resolute, Markedon and Monroe in 2005 to strengthen its position in the oil and natural gas industry and to create the opportunity to realize certain benefits including, among other things, potential cost savings. Achieving the benefits of these acquisitions and future acquisitions that the Trust may complete depends in part on successfully consolidating functions and integrating operations, procedures and personnel in a timely and efficient manner, as well as the Trust's and the Corporation's ability to realize the anticipated growth opportunities and synergies from combining the acquired businesses and operations with those of the Corporation. The integration of acquired businesses requires the dedication of substantial management effort, time and resources which may divert management's focus and resources from other strategic opportunities and from operational matters during this process. The integration process may result in the loss of key employees and the disruption of

ongoing business and employee relationships that may adversely affect the Trust's ability to achieve the anticipated benefits of these and future acquisitions.

Competition

There is strong competition relating to all aspects of the oil and natural gas industry. The Corporation actively competes for capital, skilled personnel, undeveloped land, reserve acquisitions, access to drilling rigs, service rigs and other equipment, access to processing facilities and pipeline and refining capacity, and in all other aspects of its operations with a substantial number of other organizations, many of which may have greater technical and financial resources than the Trust and the Corporation.

Environmental Risks

The oil and natural industry is subject to environmental regulation pursuant to a variety of international conventions and Canadian federal, provincial and municipal laws, regulations, and guidelines. A breach of such regulation may result in the imposition of fines or issuances of clean up orders in respect of the Corporation or its assets. Such regulation may be changed to impose higher standards and potentially more costly obligations on the Corporation. There is no assurance that future environmental costs will not have a material adverse effect on the ability of the Corporation to satisfy its obligations under the Notes or otherwise reduce the amount received by the Trust under the NPI Agreement.

Kyoto Protocol

In December 2002, the Canadian federal government ratified the Kyoto Protocol, which requires Canada to reduce its greenhouse gas emissions to 6% below 1990 levels over the 2008-2012 period. Although the Canadian government has not yet provided significant details on how it intends to meet these reduction targets, the energy industry has been identified as one of the areas that will be affected. Reductions in greenhouse gases from producers may be required, which could result in, among other things, increased operating and capital expenditures for the Corporation.

Governmental Regulation

The oil and natural gas business is subject to regulation and intervention by governments in such matters as the awarding of exploration and production interests, the imposition of specific drilling obligations, environmental protection controls, control over the development and abandonment of fields (including restrictions on production) and possibly expropriation or cancellation of contract rights. As well, governments may regulate or intervene with respect to prices, taxes, royalties and the exportation of oil and natural gas. Such regulation may be changed from time to time in response to economic or political conditions. The implementation of new regulations or the modification of existing regulations affecting the oil and natural gas industry could reduce demand for oil and natural gas, increase our costs and have a material adverse impact on the Corporation and the Trust.

Debt Obligations

The Trust and/or Corporation may, from time to time, finance a significant portion of our operations through debt. Amounts paid in respect of interest and principal on debt incurred by the Corporation may impair the ability of the Corporation to satisfy its obligations under the Notes or otherwise reduce the amount received by the Trust under the NPI Agreement. Variations in interest rates and scheduled principal repayments could result in significant changes in the amount required to be applied to debt service before payment by the Corporation of its obligations under the Notes or the NPI Agreement or the payment by the Trust of distributions to Unitholders. These factors may directly or indirectly result in lower levels of current or future Distributable Cash for the Trust. Further, the inability of the Trust or the

Corporation to refinance debt obligations as they become due may also affect the ability of the Trust to make distributions of Distributable Cash to securityholders.

Lenders may be provided with security over all of the assets of the Corporation. If the Corporation becomes unable to pay its debt service charges or otherwise commits an event of default such as bankruptcy, a lender may foreclose on or sell the assets of the Corporation, which would adversely affect securityholders.

Delay in Cash Distributions

In addition to the usual delays in payment by purchasers of oil and natural gas to the operators of the properties, and by the operator to the Corporation, payments between any of such parties may also be delayed by restrictions imposed by lenders, delays in the sale or delivery of products, delays in the connection of wells to a gathering system, blowouts or other accidents or recovery by the operator of expenses incurred in the operation of the properties.

Taxation of the Corporation

The Corporation is subject to taxation in each taxation year on its income for the year, after deducting interest paid to the Trust pursuant to the Note Indenture and after deducting payments, if any, made to the Trust with respect to the NPI Agreement. While Exchangeable Shares remain outstanding, a portion of the cash flow from operations will be subject to tax to the extent that there are not sufficient resource pool deductions, capital cost allowance or utilization of prior years non-capital losses to reduce taxable income to zero. The Corporation intends to deduct, in computing its income for tax purposes, the full amount available for deduction in each year associated with the income tax resource pools, undepreciated capital cost ("UCC") and noncapital losses carried forward from Esprit Exploration Ltd., if any, plus resource pools and UCC created by capital expenditures of the Corporation. If there are not sufficient resource pools, UCC and non-capital losses carried forward to shelter the income of the Corporation, then cash taxes would be payable by the Corporation. In addition, there can be no assurance that taxation authorities will not seek to challenge the deductibility, for income tax purposes, of all or a portion of the interest payable on the Notes. If such a challenge were to succeed against the Corporation, it could materially adversely affect the amount of distributable cash available.

Further, interest on the Notes accrues at the Trust level for income tax purposes whether or not actually paid. The Trust Indenture provides that an amount equal to the taxable income of the Trust will be distributed each year to Unitholders in order to reduce the Trust's taxable income to zero. Where interest payments on the Notes are due but not paid in whole or in part, the Trust Indenture provides that any additional amount necessary to be distributed to Unitholders may be distributed in the form of Units rather than in cash. Unitholders will be required to include such additional amount in income even though they do not receive a cash distribution.

Net Asset Value

The net asset value of the assets of the Trust from time to time will vary dependent upon a number of factors beyond the control of management, including oil and gas prices. The trading prices of the Trust Units from time to time will also be determined by a number of factors which are beyond the control of management and such trading prices may be greater or less than the net asset value of the Trust's assets.

Residual Liabilities

Pursuant to the Arrangement, the Corporation is the result of the amalgamation of Esprit Exploration Ltd. and Esprit Acquisition Corp. As a result, the Corporation has retained all liabilities of Esprit Exploration

Ltd., including liabilities relating to corporate and income tax matters, not specifically transferred to ProspEx Resources Ltd.

Stability Rating

The Trust does not have a stability rating and has no current plans to apply for a stability rating.

INDUSTRY CONDITIONS

The oil and natural gas industry is subject to extensive controls and regulations governing its operations (including land tenure, exploration, development, production, refining, transportation and marketing) imposed by legislation enacted by various levels of government and with respect to pricing and taxation of oil and natural gas by agreements among the governments of Canada, Alberta, British Columbia and Saskatchewan, all of which should be carefully considered by investors in the oil and gas industry. It is not expected that any of these controls or regulations will affect the operations of the Corporation in a manner materially different than they would affect other participants in the sector of a similar size. All current legislation is a matter of public record and the Trust and the Corporation are unable to predict what additional legislation or amendments may be enacted. Outlined below are some of the principal aspects of legislation, regulations and agreements governing the oil and gas industry.

Pricing and Marketing - Oil, Natural Gas and Associated Products

In the provinces of Alberta, British Columbia and Saskatchewan oil, natural gas and associated products are generally sold at prices based upon market indicies. These indices are generated at various sales points depending on the commodity and are reflective of the current value of the commodity adjusted for quality and locational differentials. While these indices tend to track industry reference prices (ie. price of West Texas Intermediate crude oil at Cushing, Oklahoma or price of natural gas at Henry Hub, Louisiana or AECO Hub, Alberta), some variances can occur due to specific supply-demand imbalances. These differentials can change on a monthly or daily basis depending on the supply-demand fundamental at each location as well as other factors, such as the value of the Canadian dollar and the cost of transporting the commodity to the pricing point of the particular index.

The North American Free Trade Agreement

The North American Free Trade Agreement ("NAFTA") among the governments of Canada, United States of America and Mexico became effective on January 1, 1994. NAFTA carries forward most of the material energy terms that are contained in the Canada - United States Free Trade Agreement. Canada continues to remain free to determine whether exports of energy resources to the United States or Mexico will be allowed, provided that any export restrictions do not: (i) reduce the proportion of energy resources exported relative to domestic use (based upon the proportion prevailing in the most recent 36 month period); (ii) impose an export price higher than the domestic price; or (iii) disrupt normal channels of supply. All three countries are prohibited from imposing minimum export or import price requirements.

NAFTA contemplates the reduction of Mexican restrictive trade practices in the energy sector and prohibits discriminatory border restrictions and export taxes. The agreement also contemplates clearer disciplines on regulators to ensure fair implementation of any regulatory changes and to minimize disruption of contractual arrangements, which is important for Canadian natural gas exports.

Provincial Royalties and Incentives

In addition to federal regulation, each province has legislation and regulations which govern land tenure, royalties, production rates, environmental protection and other matters. The royalty regime is a significant factor in the profitability of crude oil, natural gas liquids, sulphur and natural gas production.

Royalties payable on production from lands other than Crown lands are determined by negotiations between the mineral owner and the lessee, although production from such lands is subject to certain provincial taxes and royalties. Crown royalties are determined by governmental regulation and are generally calculated as a percentage of the value of the gross production. The rate of royalties payable generally depends in part on prescribed reference prices, well productivity, geographical location, field discovery date and the type or quality of the petroleum product produced.

From time to time the governments of the western Canadian provinces create incentive programs for exploration and development. Such programs often provide for royalty rate reductions, royalty holidays and tax credits. The programs are designed to encourage exploration and development activity in targeted geographic areas or activity types. These programs, when in existence, reduce the amount of Crown royalties paid by the Corporation to the provincial governments.

In the Province of Alberta, a producer of oil or natural gas is entitled to a credit against the royalties payable to the Crown by virtue of the Alberta royalty tax credit ("ARTC") program. The ARTC rate is based on a price sensitive formula and the ARTC rate varies between 75% at crude oil prices at and below \$100 per m^3 and 25% at prices at and above \$210 per m^3. The ARTC rate is applied to a maximum of \$2,000,000 of Alberta Crown royalties payable for each producer or associated group of producers. Crown royalties on production from producing properties acquired from a corporation claiming maximum entitlement to ARTC will generally not be eligible for ARTC. The rate will be established quarterly based on the average "par price", as determined by the Alberta Department of Energy for the previous quarterly period. In general, the ARTC program provides a rebate on Alberta Crown royalties paid in respect of eligible producing properties.

Land Tenure

Crude oil and natural gas located in western Canada are owned predominantly by the respective provincial governments. Provincial governments grant rights to explore for and produce oil and natural gas pursuant to leases, licences and permits for varying terms, usually from two to five years, and on conditions set forth in provincial legislation, including requirements to perform specific work or make payments. Oil and natural gas located in such provinces can also be privately owned and rights to explore for and produce such oil and natural gas on freehold lands are granted by lease on such terms and conditions as may be negotiated.

Environmental Regulation

The oil and natural industry is subject to environmental regulation pursuant to a variety of international conventions and Canadian federal, provincial and municipal laws, regulations, and guidelines. Such regulation provides for restrictions and prohibitions on the release or emission of various substances produced in association with certain oil and gas industry operations. In addition, such regulation requires that well and facility sites be abandoned and reclaimed to the satisfaction of provincial authorities. Compliance with such regulation can require significant expenditures and a breach of such requirements may result in suspension or revocation of necessary licenses and authorizations, civil liability for pollution damage and the imposition of material fines and penalties.

The Alberta *Environmental Protection and Enhancement Act* (the "AEPEA"), imposes strict environmental standards, requires stringent compliance, reporting and monitoring obligations and imposes significant penalties. The Corporation is committed to meeting its responsibilities to protect the environment wherever it operates and anticipates making increased expenditures of both a capital and an expense nature as a result of laws relating to the protection of the environment and takes such steps as required to ensure compliance with the AEPEA and similar legislation in other jurisdictions in which it operates. The Corporation believes that it is in material compliance with applicable environmental laws

and regulations. The Corporation also believes that it is reasonably likely that the trend towards stricter standards in environmental legislation and regulation will continue.

Trends

Natural gas prices have been extremely volatile over the past 12 months. With the North American supply and demand balance for natural gas being extremely tight, the market is experiencing a great deal of volatility in pricing due to a number of factors, including weather, supply disruptions, price induced demand loss, drilling activity, natural production declines, storage levels, fuel switching and volatility in other energy commodity prices.

Oil prices are dependent on the world economy and the global supply-demand balance. The current environment of geo-political unrest has increased prices above those supported by current supply-demand balances. While pricing in the future may more accurately reflect supply-demand fundamentals, it would appear that the current tight supply environment is highly sensitive to political and terrorist risks as evidenced by the risk premium in the current price structure. The magnitude of this risk premium may change over time.

Equity financings may become more difficult and selective in the future forcing companies to work within existing cash flows and opportunities that can be internally generated. This may result in further industry consolidation, as companies have to focus on cost savings and operational controls in order to perform to market expectations.

With the establishment of a number of start-up companies with experienced management teams there is greater competition for a number of the smaller corporate and property acquisitions that will be available.

Finally, it appears the market for skilled and qualified personnel, products and services will remain tight. This has created cost pressures resulting in higher finding, developed and acquisition costs.

LEGAL PROCEEDINGS

While the Corporation is the subject of several claims and is also pursuing a number of its own claims against third parties, the Corporation is not aware of any material legal proceedings against it or the Trust nor are any such proceedings known by the Corporation to be contemplated.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

Other than as discussed herein, there are no material interests, direct or indirect, of trustees of the Trust or directors, executive officers or senior officers of the Corporation, or any direct or indirect Unitholder of the Trust who beneficially owns, or who exercises control over, more than 10% of the outstanding Trust Units or any known associate or affiliate of such persons, in any transaction within the three most recently completed financial years or during the current financial year that has materially affected or will materially affect the Trust or the Corporation.

TRANSFER AGENT AND REGISTRAR

The transfer agent and registrar for the Trust Units and the trustee for the Debentures is Computershare Trust Company of Canada at its principal offices in Calgary, Alberta and Toronto, Ontario.

MATERIAL CONTRACTS

The only material contracts currently in effect and entered into by the Trust or by the Corporation during the past two years, other than during the ordinary course of business, are as follows:

1. the Trust Indenture,
2. the Administration Agreement referred to under "Information Concerning Esprit Energy Trust";
3. the Note Indenture referred to under "Notes";
4. the NPI Agreement referred to under "NPI Agreement";
5. the Administration Agreement;
6. the Support Agreement referred to under "Support Agreement:'
7. the Performance Unit Incentive Plan of the Trust; and
8. a trust indenture entered into between the Trust and Computershare Trust Company of Canada dated July 28, 2005 in respect of the Debentures.

INTERESTS OF EXPERTS

KMPG LLP, Chartered Accountants, are the Trust's auditors and such firm has prepared an opinion with respect to the Trust's consolidated financial statements as at and for the year ended December 31, 2005. Information relating to reserves in this Annual Information Form was evaluated by GLJ Petroleum Consultants, as independent qualified reserves evaluators. As at the date hereof, KPMG LLP and its partners did not hold any registered or beneficial ownership interests, directly or indirectly, in the securities or property of the Trust or its associates or affiliates.

As at the date hereof, the principals of GLJ Petroleum Consultants, did not hold any registered or beneficial ownership interests, directly or indirectly in the securities or property of the Trust or its associates or affiliates.

AUDIT COMMITTEE MATTERS

The mandate of the Audit Committee (the "Audit Committee") of the Board of Trustees is set forth in Schedule "C" attached hereto.

Composition of the Audit Committee

The following table sets forth the name of each of the current members of the Audit Committee, whether such member is independent, whether such member is financially literate and the relevant education and experience of such member.

Name	Independent	Financially Literate	Relevant Education and Experience
W. Mark Schweitzer (Chairman)	Yes	Yes	Mr. Schweitzer has a Bachelor of Commerce degree from Queen's University and is a member of the Canadian Institute of Chartered Accountants. Mr. Schweitzer has significant experience with public companies, currently as the Executive Vice-President and Chief Financial Officer of Superior Plus Inc., the wholly owned subsidiary of the Superior Plus Income Fund and previously as Vice President, Finance and Chief Financial Officer at Norcen Energy Resources Ltd. and in senior treasury roles at Canadian Hunter Exploration Ltd. and Noranda Inc. Mr. Schweitzer also held various audit responsibilities with Ernst & Young, Chartered Accountants in Toronto.
Donald R. Gardner	Yes	Yes	Mr. Gardner holds a Bachelor of Commerce degree from the University of Alberta and a Masters of Science Degree (Business Administration) from the University of British Columbia. Mr. Gardner has significant experience serving with public companies, currently in the role of Chief Financial Officer with Canadian Spirit Resources Inc. and previously in the role of Executive Vice President and Chief Financial Officer with Esprit Exploration Ltd. and Rigel Energy Corporation.
Eric L. Schwitzer	Yes	Yes	Mr. Schwitzer holds a Bachelor of Science in mathematics from McGill University and a Masters of Science degree in Management from the Massachusetts Institute of Technology and is a member of the Canadian Institute of Chartered Business Valuators. Mr. Schwitzer has held very senior positions in the Canadian corporate finance industry, including Managing Partner with Enterprise Capital Management Inc. and Managing Director with Scotia Capital.
Douglas W. Palmer	Yes	Yes	Mr. Palmer has significant experience with public issuers, having served on the board of Calpine Natural Gas Trust and having held the position of Chief Executive Officer of Numac Energy Ltd. and Senior Vice President and Chief Operating Officer of Norcen Energy Resources Ltd.

External Auditor Service Fees

The following table sets forth the aggregate fees billed by KPMG LLP in each of the last two fiscal years.

	2005	2004
Audit Fees	$190,500	$164,000
Audit-Related Fees	$118,975[(2)]	6,000[(1)]
Tax Fees	-	-
All Other Fees	-	-
Total	$309,475	$170,000

Notes:

(1) In 2004, KPMG LLP advised Esprit Exploration on Canadian annual certification issues which was not part of its standard audit engagement.

(2) In 2005, KPMG LLP provided services associated with the preparation of certain documents relating to the acquisition of Resolute and the issuance of the Debentures.

ABBREVIATIONS AND EQUIVALENCIES

The following are abbreviations and definitions of terms used in this Annual Information Form. All calculations converting natural gas to crude oil equivalent have been made using a ratio of six mcf of

natural gas to one barrel of crude equivalent. **References to boe may be misleading, particularly if used in isolation. A boe conversion ratio of six mcf of natural gas to one barrel of crude oil equivalent is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.**

Crude Oil and Natural Gas Liquids		Natural Gas	
bbl	One barrel equaling 34.972 Imperial gallons or 42 U.S. gallons	bcf	Billion cubic feet
bbl/d	Barrels per day	bcf/d	Billion cubic feet per day
boe	Barrels of oil equivalent	mcf	Thousand cubic feet
boe/d	Barrels of oil equivalent per day	mcf/d	Thousand cubic feet per day
mboe	Thousand barrels of oil equivalent	mmcf	Million cubic feet
mmboe	Million barrels of oil equivalent	mmcf/d	Million cubic feet per day
mbbl	Thousand barrels	MMBTU	Million British Thermal Units
mmbbls	Million barrels	gj/d	Gigajoules per day
NGL or NGLs	Natural gas liquids, consisting of any one or more of propane, butane and condensate		
W.I.	Working interest		

ADDITIONAL INFORMATION

Additional information on the remuneration and indebtedness of the trustees of the Trust and the directors and officers of the Corporation is contained in the Information Circular dated March 15, 2006 of the Trust relating to the annual meeting of holders of Trust Units to be held on May 11, 2006. Additional financial information is also provided in the 2005 Annual Report of the Trust.

Additional information relating to the Trust, including copies of this Annual Information Form, the Trust's Information Circular dated March 15, 2006 and the 2005 Annual Report, are available on the Trust's website at www.eee.ca and on SEDAR at www.sedar.com or may be obtained upon request by contacting Esprit Energy Trust, Suite 900, 606 – 4th Street S.W., Calgary, Alberta T2P 1T1 or by facsimile at (403) 213-3735.

GLOSSARY OF TERMS

The following is a glossary of certain terms used in this Annual Information Form.

"**Administration Agreement**" means the administration agreement entered into between the Trust and the Corporation dated as of August 16, 2004, as amended and restated June 30, 2005.

"**Board of Directors**" means the board of directors of the Corporation.

"**Board of Trustees**" means the board of trustees of the Trust.

"**Business Day**" means a day, other than a Saturday, Sunday or statutory holiday, when banks are generally open in the City of Calgary, in the Province of Alberta, for the transaction of banking business.

"**CBCA**" means the *Canada Business Corporations Act*, as amended, including the regulations promulgated thereunder.

"**Class A Trust Units**" means the class A trust units in the capital of the Trust in existence prior to the Reclassification.

"**Class B Trust Units**" means the class B trust units in the capital of the Trust in existence prior to the Reclassification.

"**Common Shares**" means the voting common shares in the capital of the Corporation.

"**Current Market Price**" means, in respect of a Trust Unit on any date, the weighted average trading price of the Trust Units on the TSX for the five (5) trading days preceding that date, or, if the Trust Units are not then listed on the TSX, on such other stock exchange or automated quotation system on which the Trust Units are listed or quoted, as the case may be, as may be selected by the Board of Directors for such purpose; provided, however, that if in the opinion of the Board of Directors the public distribution or trading activity of Trust Units for that period does not result in a weighted average trading price which reflects the fair market value of a Trust Unit, then the Current Market Price of a Trust Unit shall be determined by the Board of Directors, in good faith and in its sole discretion, and provided further that any such selection, opinion or determination by such board of directors shall be conclusive and binding.

"**Distributable Cash**" means all amounts available for distribution during any applicable period to holders of Trust Units.

"**Distribution**" means a distribution paid by the Trust in respect of the Trust Units, expressed as an amount per Trust Unit.

"**Distribution Payment Date**" means any date that Distributable Cash is distributed to Trust Unitholders, generally being the 15th day of the calendar month following any Distribution Record Date (or if such day is not a Business Day, on the next Business Day thereafter).

"**Distribution Record Date**" means the last day of each calendar month or such other date as may be determined from time to time by the Trustees, except that December 31 shall in all cases be a Distribution Record Date.

"**Esprit Arrangement**" means the arrangement, effective October 1, 2004, under the provisions of section 192 of the CBCA, among the Trust, the Corporation, Esprit Acquisition Corp., ExchangeCo. and others.

"**Exchange Ratio**", at any time and in respect of each Exchangeable Share, shall be equal to 1.00000 as at October 1, 2004 and shall be cumulatively adjusted thereafter by (i) increasing the Exchange Ratio on each Distribution Payment Date between October 1, 2004 and the time as of which the Exchange Ratio is calculated by an amount, rounded to the nearest five decimal places, equal to a fraction having as its numerator the Distribution, expressed as an amount per Trust Unit, paid on that Distribution Payment Date, multiplied by the Exchange Ratio immediately prior to the Distribution Record Date for such Distribution and having as its denominator the Current Market Price of a Trust Unit on the first Business Day following the Distribution Record Date for such Distribution and (ii) decreasing the Exchange Ratio on each dividend record date between October 1, 2004 and the time as of which the Exchange Ratio is calculated by an amount, rounded to the nearest five decimal places, equal to a fraction having as its numerator the dividend declared on that dividend record date, expressed as an amount per Exchangeable Share multiplied by the Exchange Ratio immediately prior to that dividend record date, and having as its denominator the Current Market Price of a Trust Unit on the date that is seven Business Days prior to that dividend record date.

"**Exchangeable Shares**" means the exchangeable shares in the capital of the Corporation.

"**ExchangeCo**" means Esprit Exchangeco Ltd., a corporation incorporated under the CBCA and a wholly-owned subsidiary of the Trust.

"**GLJ**" means GLJ Petroleum Consultants, independent reserves evaluators of Calgary, Alberta.

"**GLJ Report**" means the independent engineering evaluation of the Corporation's oil, natural gas liquids and natural gas reserves prepared by GLJ, dated February 23, 2006, with a preparation date of February 9, 2006 and effective December 31, 2005.

"**Income Tax Act**" or "**Tax Act**" means the *Income Tax Act* (Canada), R.S.C. 1985, c. 1. (5th Supp), as amended, including the regulations promulgated thereunder.

"**Insolvency Event**" means the institution by the Corporation of any proceeding to be adjudicated to be a bankrupt or insolvent or to be wound up, or the consent of the Corporation to the institution of bankruptcy, dissolution, insolvency or winding-up proceedings against it, or the filing of a petition, answer or consent seeking dissolution or winding-up under any bankruptcy, insolvency or analogous laws, including without limitation the *Companies Creditors' Arrangement Act* (Canada) and the *Bankruptcy and Insolvency Act* (Canada), and the failure by the Corporation to contest in good faith any such proceedings commenced in respect of the Corporation within 15 days of becoming aware thereof, or the consent by the Corporation to the filing of any such petition or to the appointment of a receiver, or the making by the Corporation of a general assignment for the benefit of creditors, or the admission in writing by the Corporation of its inability to pay its debts generally as they become due, or the Corporation not being permitted, pursuant to solvency requirements of applicable law, to redeem any retracted Exchangeable Shares pursuant to the terms of the Exchangeable Shares.

"**Market Redemption Price**" means the price per Trust Unit equal to the lesser of (i) 95% of the "market price", as calculated under the Trust Indenture, of the Trust Units on the principal market on which the Trust Units are quoted for trading during the 10 trading day period commencing immediately after the date on which Trust Units are surrendered to the Trust for redemption and (ii) the "closing market price", as calculated under the Trust Indenture, on the principal market on which the Trust Units are quoted for trading on the date that the Trust Units are so surrendered for redemption.

"**NPI**" means the net profits interest granted under the NPI Agreement.

"**NPI Agreement**" means the net profits interest agreement entered into between the Corporation and the Trust.

"**Non-Resident**" means (i) a Person who is not a resident of Canada for the purposes of the Tax Act or (ii) a partnership that is not a Canadian partnership for the purposes of the Tax Act.

"**Note**" or "**Notes**" means the unsecured, subordinate promissory notes issued by the Corporation to the Trust.

"**Note Indenture**" means the note indenture entered into between the Corporation and Computershare Trust Company of Canada governing the issuance of the Notes.

"**Note Trustee**" means Computershare Trust Company of Canada.

"**Performance Unit Incentive Plan**" means the performance unit incentive plan of the Trust.

"**Person**" means any individual, partnership, association, body corporate, trustee, executor, administrator, legal representative, government, regulatory authority or other entity.

"**Post-Arrangement Entitlement**" means the right of a holder to receive from the Trust a Trust Unit upon contacting the transfer agent of the Trust.

"**Redemption Notes**" means the promissory notes issuable by the Trust under the Trust Indenture having terms and conditions substantially identical to those of the Notes.

"**Special Resolution**" means a resolution proposed to be passed as a special resolution at a meeting of Unitholders (including an adjourned meeting) duly convened for that purpose and held in accordance with the provisions of the Trust Indenture at which two or more holders present in person either holding personally or representing as proxies not less in the aggregate than 5% of the aggregate number of Trust Units then outstanding and passed by the affirmative votes of the holders of more than 66⅔% of the Trust Units represented at the meeting and voted on a poll upon such resolution. For the purposes of determining such percentage, the holder of any Special Voting Unit who is present at the meeting shall be regarded as representing outstanding Trust Units equivalent in number to the votes attaching to such Special Voting Unit.

"**Special Voting Units**" means the special voting units of the Trust, issued and certified under the Trust Indenture for the time being outstanding and entitled to the benefits and subject to the limitations set forth therein.

"**Support Agreement**" means the support agreement entered into between the Trust, the Corporation and ExchangeCo. dated as of September 30, 2004, as amended and restated June 30, 2005.

"**TSX**" means the Toronto Stock Exchange.

"**Trust**" means Esprit Energy Trust, a trust established under the laws of the Province of Alberta pursuant to the Trust Indenture.

"**Trust Indenture**" means the trust indenture dated as of August 16, 2004, as amended and restated September 30, 2004 and June 30, 2005, pursuant to which the Trust was created, as amended from time to time.

"**Trust Units**" or "**Units**" means the Trust Units of the Trust.

"**Unitholders**" means holders from time to time of the Trust Units.

"**Trustee**" means, at any time, an individual who is, in accordance with the provisions of the Trust Indenture, a trustee of the Trust at that time including without limitation, so long as they remain as trustees and "**Trustees**" means, at any time, all of the individuals each of whom at that time is a Trustee.

"**Voting and Exchange Agreement Trustee**" means the trustee chosen by the Trust to act as trustee under the Voting and Exchange Agreement, being a corporation organized and existing under the laws of Canada and authorized to carry on the business of a trust company in all provinces of Canada, and any successor trustee appointed thereunder.

"**Voting and Exchange Trust Agreement**" means the voting and exchange trust agreement relating to the Exchangeable Shares entered into among the Trust, the Corporation, ExchangeCo and the Voting and Exchange Agreement Trustee.

Exemption Number
82-34890

SCHEDULE A

FORM 51-101F2
REPORT ON RESERVES DATA
BY
INDEPENDENT QUALIFIED RESERVES
EVALUATOR OR AUDITOR

SCHEDULE B

FORM 51-101F3
REPORT OF MANAGEMENT AND DIRECTORS ON OIL AND GAS DISCLOSURE

This is the form referred to in item 3 of section 2.1 of National Instrument 51-101 *Standards of Disclosure for Oil and Gas Activities* ("NI 51-101"). This form does not apply in British Columbia.

1. Terms to which a meaning is ascribed in NI 51-101 have the same meaning in this form.

2. The report referred to in item 3 of section 2.1 of NI 51-101 shall in all material respects be as follows:

Report of Management and Directors on Reserves Data and Other Information

Management of Esprit Exploration Ltd. (the "Corporation"), as administrator of Esprit Energy Trust, are responsible for the preparation and disclosure of information with respect to the Corporation's oil and gas activities in accordance with securities regulatory requirements. This information includes reserves data, which consist of the following:

(a) (i) proved and proved plus probable oil and gas reserves estimated as at December 31, 2005 using forecast prices and costs; and

(ii) the related estimated future net revenue; and

(b) (i) proved oil and gas reserves estimated as at December 31, 2005 using constant prices and costs; and

(ii) the related estimated future net revenue.

An independent qualified reserves evaluator has evaluated the Corporation's reserves data. The report of the independent qualified reserves evaluator will be filed with securities regulatory authorities concurrently with this report.

The Board of Directors of the Corporation has:

(a) reviewed the Corporation's procedures for providing information to the independent qualified reserves evaluator;

(b) met with the independent qualified reserves evaluator to determine whether any restrictions affected the ability of the independent qualified reserves evaluator to report without reservation; and

(c) reviewed the reserves data with management and the independent qualified reserves evaluator.

Exemption Number
82-34890

The Board of Directors has reviewed the Corporation's procedures for assembling and reporting other information associated with oil and gas activities and has reviewed that information with management. The Board of Directors has approved:

(a) the content and filing with securities regulatory authorities of the reserves data and other oil and gas information;

(b) the filing of the report of the independent qualified reserves evaluator on the reserves data; and

(c) the content and filing of this report.

Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.

DATED this 15th day of March, 2006.

(signed) *Stephen J. Savidant*
President and Chief Executive Officer

(signed) *Stephen B. Soules*
Executive Vice President and
Chief Financial Officer

(signed) *D. Michael G. Stewart*
Director

(signed) *Donald R. Gardner*
Director

SCHEDULE C

MANDATE OF THE AUDIT COMMITTEE

Policy Statement

It is the policy of Esprit Energy Trust (the "Trust") to establish and maintain an Audit Committee, composed entirely of independent trustees, to assist the Board of Trustees (the "Board") in carrying out their oversight responsibility for the Trust's and its subsidiaries and affiliates (collectively "Esprit") internal controls, financial reporting and risk management processes. The Audit Committee will be provided with resources commensurate with the duties and responsibilities assigned to it by the Board including administrative support. If determined necessary by the Audit Committee, it will have the discretion to institute investigations of improprieties, or suspected improprieties within the scope of its responsibilities, including the standing authority to retain special counsel or experts.

Composition of the Committee

1. The Audit Committee shall consist of at least three trustees. The Board shall appoint the members of the Audit Committee and may seek the advice and assistance of the Human Resources and Corporate Governance Committee of its subsidiary Esprit Exploration Ltd. (the "Corporation") in identifying qualified candidates. The Board shall appoint one member of the Audit Committee to be the Chair of the Audit Committee.

2. Each trustee appointed to the Audit Committee by the Board shall be an outside trustee who is unrelated. An outside, unrelated trustee is a trustee who is independent of management and is free from any interest, any business or other relationship which could, or could reasonably be perceived, to materially interfere with the director's ability to act with a view to the best interests of the Corporation, other than interests and relationships arising from shareholding. In determining whether a director is independent of management, the Board shall make reference to the then current legislation, rules, policies and instruments of applicable regulatory authorities.

3. Each member of the Audit Committee shall be "financially literate". In order to be financially literate, a director must be, at a minimum, able to read and understand basic financial statements, and at least one member shall have "accounting or related financial management expertise", meaning the ability to analyze and interpret a full set of financial statements, including the notes attached thereto, in accordance with Canadian generally accepted accounting principles.

4. A trustee appointed by the Board to the Audit Committee shall be a member of the Audit Committee until replaced by the Board or until his or her resignation.

5. The Chairman of the Board of Trustees shall be an *ex officio* member of the Committee.

Meetings of the Committee

1. The Audit Committee shall convene a minimum of four times each year at such times and places as may be designated by the Chair of the Audit Committee and whenever a meeting is requested by the Board, a member of the Audit Committee, the auditors, or a senior officer of the Corporation. Meetings of the Audit Committee shall correspond with the review of the quarterly financial statements and management discussion and analysis.

2. Notice of each meeting of the Audit Committee shall be given to each member of the Audit Committee and to the auditors, who shall be entitled to attend each meeting of the Audit Committee and shall attend whenever requested to do so by a member of the Audit Committee.

3. Notice of a meeting of the Audit Committee shall:

   (a) be in writing;

   (b) state the nature of the business to be transacted at the meeting in reasonable detail;

   (c) to the extent practicable, be accompanied by copies of documentation to be considered at the meeting; and

   (d) be given at least two business days prior to the time stipulated for the meeting or such shorter period as the members of the Audit Committee may permit.

4. A quorum for the transaction of business at a meeting of the Audit Committee shall consist of a majority of the members of the Audit Committee. However, it shall be the practice of the Audit Committee to require review, and, if necessary, approval of certain important matters by all members of the Audit Committee.

5. A member or members of the Audit Committee may participate in a meeting of the Audit Committee by means of such telephonic, electronic or other communication facilities, as permits all persons participating in the meeting to communicate adequately with each other. A member participating in such a meeting by any such means is deemed to be present at the meeting.

6. In the absence of the Chair of the Audit Committee, the members of the Audit Committee shall choose one of the members present to be Chair of the meeting. In addition, the members of the Audit Committee shall choose one of the persons present to be the Secretary of the meeting.

7. The Chairman of the Board, senior management of the Corporation and other parties may attend meetings of the Audit Committee; however the Audit Committee (i) shall meet with the external auditors independent of management as necessary, in the sole discretion of the Committee, but in any event, not less than quarterly; and (ii) may meet separately with management.

8. Minutes shall be kept of all meetings of the Audit Committee and shall be signed by the Chair and the Secretary of the meeting.

Duties and Responsibilities of the Committee

1. The Audit Committee's primary duties and responsibilities are to:

   (a) identify and monitor the management of the principal risks that could impact the financial reporting of Esprit;

   (b) monitor and, as required, evaluate the integrity of Esprit's financial reporting process and system of internal controls regarding financial reporting and accounting compliance;

   (c) monitor the independence and performance of Esprit's external auditors;

   (d) deal directly with the external auditors to approve external audit plans, other services (if any) and fees;

(e) directly oversee the external audit process and results (in addition to items described in Section 4. below);

(f) provide an avenue of communication among the external auditors, management of the Corporation and the Board;

(g) ensure that an effective "whistle blowing" procedure exists to permit stakeholders to express any concerns regarding accounting or financial matters to an appropriately independent individual;

(h) ensure that an appropriate Code of Conduct is in place and understood by employees, directors and trustees of Esprit.

2. The Audit Committee shall have the authority to:

(a) inspect any and all of the books and records of Esprit;

(b) discuss with the management of the Corporation, its subsidiaries and affiliates and senior staff of the Corporation, any affected party and the external auditors, such accounts, records and other matters as any member of the Audit Committee considers necessary and appropriate;

(c) engage consultants, independent counsel and other advisors as it determines necessary to carry out its duties; and

(d) set and pay the compensation for any advisors employed by the Audit Committee.

3. The Audit Committee shall, at the earliest opportunity after each meeting, report to the Board the results of its activities and any reviews undertaken and make recommendations to the Board as deemed appropriate.

4. The Audit Committee shall:

(a) review the annual audit plan with the Trust's external auditors and with management of the Corporation;

(b) discuss with management of the Corporation and the external auditors any proposed changes in major accounting policies or principles, the presentation and impact of significant risks and uncertainties and key estimates and judgements of management that may be material to financial reporting;

(c) review with management of the Corporation and with the external auditors significant financial reporting issues arising during the most recent fiscal period and the resolution or proposed resolution of such issues;

(d) review any problems experienced or concerns expressed by the external auditors in performing an audit, including any restrictions imposed by management of the Corporation or significant accounting issues on which there was a disagreement with management of the Corporation;

(e) review with senior management of the Corporation the process of identifying, monitoring and reporting the principal risks affecting financial reporting;

(f) review audited annual financial statements and related documents in conjunction with the report of the external auditors and obtain an explanation from management of the Corporation of all significant variances between comparative reporting periods;

(g) consider and review with management of the Corporation, the internal control memorandum or letter containing the recommendations of the external auditors and the Corporation's management's response, if any, including an evaluation of the adequacy and effectiveness of the internal financial controls of Esprit and subsequent follow-up to any identified weaknesses;

(h) review with management of the Corporation and the external auditors the quarterly unaudited financial statements and management discussion and analysis before release to the public;

(i) before release, review and if appropriate, recommend for approval by the Board, all public disclosure documents containing audited or unaudited financial information, including any prospectuses, annual reports, annual information forms, management discussion and analysis and press releases; and

(j) oversee, any of the financial affairs of Esprit and, if deemed appropriate, make recommendations to the Board, external auditors or management.

5. The Audit Committee shall:

(a) evaluate the independence and performance of the external auditors and annually recommend to the Board the appointment of the external auditor or the discharge of the external auditor when circumstances are warranted;

(b) consider the recommendations of management of the Corporation in respect of the appointment of the external auditors;

(c) pre-approve all non-audit services to be provided to Esprit by its external auditors';

(d) approve the engagement letter for non-audit services to be provided by the external auditors or affiliates, together with estimated fees, and considering the potential impact of such services on the independence of the external auditors;

(e) when there is to be a change of external auditors, review all issues and provide documentation related to the change, including the information to be included in the Notice of Change of Auditors and documentation required pursuant to National Policy 31 (or any successor legislation) of the Canadian Securities Administrators and the planned steps for an orderly transition period; and

(f) review all reportable events, including disagreements, unresolved issues and consultations, as defined by applicable securities policies, on a routine basis, whether or not there is to be a change of external auditors.

6. The Audit Committee shall:

   (a) review with management of the Corporation at least annually, the financing strategy and plans of Esprit; and

   (b) review all securities offering documents (including documents incorporated therein by reference) of Esprit.

7. The Audit Committee shall review the amount and terms of any insurance to be obtained or maintained by Esprit with respect to risks inherent in its operations and potential liabilities incurred by the trustees, directors or officers of the Corporation in the discharge of their duties and responsibilities.

8. The Audit Committee shall review the appointments of the Chief Financial Officer of the Corporation and any key financial managers who are involved in the financial reporting process.

9. The Audit Committee shall enquire into and determine the appropriate resolution of any conflict of interest in respect of audit or financial matters, which are directed to the Audit Committee by any member of the Board, a unitholder of the Trust, the external auditors, or senior management of the Corporation.

10. The Audit Committee shall periodically review with management of the Corporation the need for an internal audit function.

11. The Audit Committee shall review Esprit's accounting and reporting of environmental costs, liabilities and contingencies.

12. The Audit Committee shall establish and maintain procedures for:

    (a) the receipt, retention and treatment of complaints received by Esprit regarding accounting controls, or auditing matters; and

    (b) the confidential, anonymous submission by employees of Esprit of concerns regarding questionable accounting or auditing matters.

13. The Audit Committee shall review and approve Esprit's hiring policies regarding employees and former employees of the present and former external auditors.

14. The Audit Committee shall review with Esprit's legal counsel as required but at least annually, any legal matter that could have a significant impact on the Esprit's financial statements, and any enquiries received from regulators, or government agencies.

15. The Audit Committee shall assess, on an annual basis, the adequacy of this Mandate and the performance of the Audit Committee.

Exemption Number
82-34890

ESPRIT
ENERGY TRUST

Esprit Energy Trust Announces Expansion of its Greater Olds Core Area through an Agreement to Acquire Private Oil and Gas Producer

CALGARY, June 15, 2006/CNW/ - Esprit Energy Trust ("Esprit" or the "Trust") today announced that it has entered into an agreement to acquire Trifecta Resources Inc., a privately-held, Calgary-based oil and gas producer. Esprit has agreed to acquire all of the issued and outstanding shares of the company for total consideration of $102 million. This acquisition is subject to customary closing adjustments and conditions.

"This acquisition is a value-adding strategic move for Esprit. It is a continuation of our portfolio management efforts to build our position where we have competitive advantage and monetize areas that are not core such as the Ante Creek divestiture announced in the first quarter. The majority of the assets included in this transaction are located adjacent to our core properties in the greater Olds area, further solidifying our competitive advantage in that area. In addition, the production is entirely sweet and will serve to decrease the percentage of sour gas production in Esprit's portfolio to less than 50 percent." said Paul Myers, Esprit's President and Chief Executive Officer. He further commented that, "These assets also add a significant number of opportunities to our development inventory and will assist the Trust in continuing to grow its Olds core area".

The strategic rationale for this acquisition is summarized below:

- The assets included in the acquisition complement Esprit's existing asset base. A majority of the assets are located within the Trust's key operating area of greater Olds, where Esprit has operational expertise and control of infrastructure;
- The assets acquired include low-risk growth opportunities that have the potential to increase production from these assets by over 50 percent in the next year;
- Production from the asset base receives high netbacks due to high natural gas liquids yields; and
- The transaction adds value for unitholders; increasing net asset value, cash flow, production and reserves on a per unit basis.

The majority of the assets acquired are located in the Garrington and Mikwan areas in Southern Alberta and are adjacent to Esprit's existing key operating area in and around Olds. The acquired assets, which provide operational control and have an average working interest of 70 percent, currently produce approximately 1,400 barrels of oil equivalent ("boe") per day. This production is made up of approximately 50 percent natural gas, 25 percent natural gas liquids and 25 percent light oil.

The complementary nature of these assets allows them to be readily integrated with the Trust's existing operations and staff. Esprit also expects to be able to begin development of these properties quickly, given the Trust's existing experience and expertise in the areas.

In addition to the assets' current production, Esprit has identified future opportunities within these assets including in-fill drilling, re-completions and additional development drilling. Esprit expects to begin developing these opportunities in the second half of 2006.

Included in this acquisition is approximately 30,000 gross (22,200 net) acres of undeveloped land, bringing the Trust's total undeveloped land position to approximately 300,000 net acres.

The reserves of the acquired company have been evaluated by an independent engineering company and have been estimated at 4.9 million boe proved plus probable, of which 3.5 million boe are classified as proved. The reserves are made up of approximately 55 percent natural gas, and 45 percent oil and natural gas liquids.

After giving effect to this transaction, Esprit's proved plus probable reserve life index remains materially unchanged, moving from 10.7 years to 10.5 years.

Esprit's production guidance has increased to reflect this acquisition. The Trust's revised production guidance for full year 2006 is between 17,500 and 18,100 boe per day, an increase of 750 barrels per day. Production volumes are averaged over the full year; the acquired volumes reflect an expected effective date on or before July 14, 2006, in effect adding production from the acquired assets for six months of the year.

The acquisition will be funded from Esprit's credit lines, Esprit expects that its credit facility will be expanded as a result of the acquisition. The Trust continues to plan to not only build in core areas but to divest in non-core areas as a means of strengthening its portfolio and managing its balance sheet.

In connection with this acquisition and consistent with its existing hedging practices, Esprit intends to hedge a sufficient amount of its production in order to increase the certainty of realizing its acquisition economics and future cash flows.

CIBC World Markets Inc. provided financial advisory services to Esprit with respect to the transaction.

Esprit is a Calgary based natural gas weighted income trust. Esprit's operations are primarily concentrated in Alberta and are characterized by long life, gas focused assets. Trust units and convertible debentures of Esprit are traded on the Toronto Stock Exchange (TSX) under the symbols "EEE.UN" and "EEE.DB", respectively.

Certain information regarding Esprit Energy Trust including management's assessment of future plans and operations, constitutes forward-looking information or statements under applicable securities law and necessarily involve assumptions regarding factors and risks that could cause actual results to vary materially, including, without limitation, assumptions and risks associated with oil and gas exploration, development, exploitation, production, marketing and transportation, loss of markets, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition, incorrect assessment of the value of acquisitions, failure to realize the anticipated benefits of acquisitions and ability to access sufficient capital from internal and external sources. Forward looking statements include, but are not limited to: Esprit's guidance, production performance, finding and operating costs, drilling program completion and results and other statements containing the words "expects", "believes", "will", "should" or similar such language. The reader is cautioned that these factors and risks are difficult to predict and that the assumptions used in the preparation of such information, although considered reasonably accurate by Esprit at the time of preparation, may prove to be incorrect. Accordingly, readers are cautioned that the actual results achieved will vary from the information provided herein and the variations may be material. Readers are also cautioned that the foregoing list of factors is not exhaustive. Additional information on these and other factors that could affect Esprit's operations or financial results are included in Esprit's reports on file with Canadian securities regulatory authorities. In particular see Esprit's MD&A and the Risk Factors and Industry Conditions sections of Esprit's Annual Information Form. Esprit's reports may be accessed through the SEDAR website (www.sedar.com), at Esprit's website (www.eee.ca) or by contacting Lisa Ciulka at Esprit Energy Trust. Consequently, there is no representation by Esprit that actual results achieved will be the same in whole or in part as those set out in the forward looking information. Furthermore, the forward-looking statements contained in this news release are made as of the date of this news release, and Esprit does not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise. The forward-looking statements contained herein are expressly qualified by this cautionary statement.

Boe's may be misleading, particularly if used in isolation. A boe conversion ratio of 1 bbl:6,000 cubic feet is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. References to "production volumes" or "production" refer to average sales volumes.

For further information please visit our web site at www.eee.ca or contact:

Exemption Number
82-34890

Lisa Ciulka
Manager, Investor Relations
(403) 213-3770 or toll free 1-888-213-3713
lciulka@eee.ca